Filed Pursuant to Rule 424b(4)
Registration No. 333-169796

11,742,857 American Depositary Shares

Mecox Lane Limited

Representing 82,199,999 Ordinary Shares

This is the initial public offering of American depositary shares, or ADSs, of Mecox Lane Limited. We are offering 9,714,286 ADSs, and the selling shareholders disclosed in this prospectus are offering an additional 2,028,571 ADSs. Each ADS represents seven ordinary shares. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of our ADSs is $11.00 per ADS. Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol “MCOX.”

The underwriters have an option to purchase up to 571,429 additional ADSs from us and an additional 1,190,000 ADSs from certain selling shareholders at the initial public offering price less the underwriting discount to cover over-allotments of ADSs.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 15.

	Price to Public	Underwriting Discount	Proceeds, Before Expenses, to Mecox Lane Limited	Proceeds, Before Expenses, to the Selling Shareholders
Per ADS	$11.00	$0.77	$10.23	$10.23
Total	$129,171,427	$9,042,000	$99,377,146	$20,752,281

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on October 29, 2010.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse	UBS Investment Bank

Oppenheimer & Co.	Roth Capital Partners

The date of this prospectus is October 26, 2010

You should rely only on the information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities. Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus. This prospectus may only be used where it is legal to offer and sell our ADSs. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

Until November 20, 2010, all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

The following summary should be read in conjunction with the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Company

We operate China’s leading online platform for apparel and accessories as measured by revenues in 2009, according to a report commissioned by us and prepared by Frost & Sullivan, an independent research and advisory firm. We offer a wide selection of products on our M18.com e-commerce website, evidenced by approximately 24,600 stock-keeping units, or SKUs, in 2009 and approximately 23,000 SKUs in the first six months of 2010, targeting the large demographic of young urban female shoppers with fast-growing spending power. We had approximately 1.9 million active customers, which we define as customers who made a purchase from us within the last 12 months, for our online platform as of December 31, 2009 and approximately 2.1 million as of June 30, 2010. Our online platform offers products under our own proprietary brands, such as Euromoda and Rampage, and under selected third-party brands, including established international and Chinese brands such as Adidas, Daphne, Kappa and Li Ning as well as independent and emerging brands featuring unique designs. Our online platform is attractive to independent third-party brands because we offer established third-party brands our wide customer reach and emerging third-party brands access to our existing customer base and our established logistical facilities and distribution network.

We strive to provide our customers an enjoyable shopping experience. On our well-designed and user-friendly e-commerce website, we roll out our proprietary and third-party branded products at the forefront of fashion trends, aiming to provide the best selection of products to satisfy our customer’s fashion needs. We are able to provide better “value for money” to our customers because our online platform reduces our costs and expenses for product display, rental, staffing and inventory. In addition, our favorable 10-day return policy, effective customer service, accurate order fulfillment, speedy delivery and flexible payment options have helped us to achieve strong customer loyalty and high rates of repeat purchases. In 2007, 2008, 2009 and the first six months of 2010, approximately 82%, 83%, 84% and 86%, respectively, of our orders by value were placed by repeat customers.

Our online platform is supported by our superior operational capabilities. Our customer service call center staffed by over 900 representatives provides comprehensive and real-time assistance to our customers. We outsource the production of our proprietary branded products to original equipment manufacturers, or OEM suppliers, across China, and apply rigorous quality control to ensure product quality. As of September 2010, our centralized logistics center in Shanghai had the capability to process 38,000 orders per day and our logistics centers in Beijing, Chengdu and Guangzhou had the capacity to process another 12,000 orders per day. We closely manage third-party express courier companies to provide reliable and speedy delivery to our customers nationwide. We provide our online customers the flexibility to choose from a number of payment options, including cash on delivery, or COD, online payment, wire transfer and postal remittance.

Our online platform allows us to collect customer data effectively and continuously. We systematically analyze our extensive customer database to segment customers for targeted marketing, enhancing the effectiveness of our marketing activities. We market our products through online advertising, targeted distribution of emails, SMS, catalogs, print media advertising and out-bound calls. To enhance our brand recognition and to reach target customers in second- and third-tier cities who are less familiar with Internet shopping but present substantial consumption potential, we also offer, through a network of stores, women’s apparel and accessories under our proprietary Euromoda and Rampage brands, to which we own all rights in

China. Our store network comprised 478 stores in 182 cities across China as of June 30, 2010, including 320 franchised stores and 158 directly operated stores.

Our net revenues grew from $61.4 million in 2007 to $177.7 million in 2009, representing a compound annual growth rate, or CAGR, of 70.2%. Our net income grew from $4.1 million to $7.2 million over the same period, representing a CAGR of 32.4%. Our adjusted net income, a financial measure not in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, grew from $4.4 million to $9.9 million over the same period, representing a CAGR of 49.4%. We generated net revenues of $108.0 million for the six months ended June 30, 2010, representing a 41.6% increase from our net revenues of $76.3 million for the six months ended June 30, 2009. We had a net income of $2.5 million for the first six months of 2010, representing a 37.7% decrease from our net income of $4.1 million for the same period in 2009 as the increases in the cost of goods sold and selling, general and marketing expenses outpaced the increase in our net revenues primarily due to unusually prolonged cold weather in the first quarter of 2010, resulting in lower than expected demand for spring apparel. Our adjusted net income decreased by 18.6% to $4.2 million from $5.1 million over the same period.

We define adjusted net income as net income excluding share-based compensation expenses. We review adjusted net income together with net income to have a better understanding of our operating performance. We believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses. However, the use of non-GAAP financial measures has material limitations. For details on these limitations and reconciliation of adjusted net income to net income, our most directly comparable U.S. GAAP financial measure, see “—Summary Consolidated Financial Information.”

Industry Background

The market for consumer goods has expanded rapidly amid China’s robust economic growth and the increasing affluence of its urban middle class. Online platform has gained increasing popularity in China as the overall retail sector expands and consumers search for diversified retail formats to meet their needs.

The total sales revenues of the B2C e-commerce market grew from RMB1.3 billion in 2004 to RMB31.8 billion ($4.7 billion) in 2009, representing a CAGR of 89.5%, and are expected to grow to RMB920.0 billion in 2015, according to iResearch Consulting Group, or iResearch, an independent research and advisory firm. The B2C e-commerce market’s share of the total value of Internet shopping transactions, including both B2C and consumer-to-consumer, or C2C, transactions, is expected to grow from 13.3% in 2009 to 38.3% in 2012 and 56.4% in 2015. There is strong demand for fashion products in the Internet shopping marketplace, and apparel was the top category of fashion products purchased by consumers in the Internet shopping marketplace in 2008, according to iResearch.

The apparel and accessories market in China has expanded rapidly in recent years, with RMB674.2 billion ($99.4 billion) in retail value in 2009, compared to RMB314.9 billion in 2004, representing a CAGR of 16.4%, according to a report commissioned by us and prepared by Frost & Sullivan, or the Frost & Sullivan report. Total sales revenues from apparel and accessories in China are forecasted to further grow to RMB1,760.5 billion in 2015, representing a CAGR of approximately 17.3% from 2009 to 2015. Online retail revenues of apparel and accessories in China grew at a CAGR of 25.0% from 2004 to 2009 and are expected to grow at a CAGR of 33.9% from 2009 to 2015, while the retail value of apparel and accessories sold in physical stores is expected to grow at a CAGR of 15.1% from 2009 to 2015, according to the Frost & Sullivan report.

Our Strengths and Strategies

We believe that the following competitive strengths have contributed to our success and differentiate us from our competitors:

•	leading online platform for apparel and accessories;

•	flexible “plug and play” platform business model;

•	compelling value, selection and convenience for customers;

•	superior operational capabilities;

•	complementary physical retail channel broadening our customer reach; and

•	strong management team with extensive relevant experience.

Our vision is to operate a leading online platform of fashion products in China. We intend to pursue the following growth strategies:

•	expand product offerings through introducing additional brands;

•	further grow our customer base;

•	promote higher margin sales, larger ticket sizes and more frequent repeat purchases;

•	further enhance customer experience to increase customer loyalty; and

•	further improve infrastructure to support our anticipated growth.

Our Risks and Challenges

The successful execution of our strategies is subject to certain risks and uncertainties that may materially affect us, including those relating to:

•	uncertainties regarding the growth of B2C e-commerce and market acceptance of our online platform;

•	rapid changes in fashion trends, customer preferences and spending patterns;

•	competition in our industry;

•	our limited history operating our online platform and physical stores;

•

unlimited duration of an option we granted to ICL-Rampage Limited to require us to purchase its 20% minority interest in our subsidiary and uncertainties regarding the price we may be obligated to pay to it under this option;

•

our limited experience in operating physical stores and working with franchisees and our ability to effectively manage the rapid growth of our physical store network and to further expand the number of our franchised stores; and

•	our ability to effectively promote or develop our brands and our limited experience in managing the Rampage brand.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these risks and uncertainties.

Our Corporate Structure

We are a Cayman Islands company and currently do not have substantial operations outside China. We conduct our business operations in China through our PRC subsidiaries and variable interest entities, or VIEs, and these key operating entities are identified in shaded squares in the diagram below. We are able to effectively control our VIEs through our contractual arrangements with these VIEs and their shareholders, including loan agreements, exclusive purchase option agreements, powers of attorney, exclusive business cooperation agreements and equity pledge agreements.

Our executive officers include the following officers of Mecox Lane Limited: Mr. Alfred Beichun Gu, our chief executive officer, Mr. Paul Bang Zhang, our senior vice president and chief financial officer, Mr. Richard Sijie Pu, our head of e-commerce, Mr. Willy Yili Wu, the head of our health and beauty division, Mr. Yan Zhang, our chief technology officer, and Mr. Byron Zhen Wang, the head of our fulfillment division. All of such executive officers reside in Shanghai, China.

The following diagram illustrates our anticipated shareholding and corporate structure and the place of incorporation of each of our significant operating subsidiaries and VIEs, immediately following this offering, assuming no exercise of the over-allotment option granted to the underwriters*:

Direct ownership

Contractual arrangements: Because Chinese laws place restrictions on foreign-invested entities engaging in sales online and through physical stores, we rely on our VIEs, which are Chinese domestic companies owned by Chinese individuals, to hold licenses for operating these businesses. Chinese domestic companies engaging in sales online and through physical stores, like our VIEs, are not subject to these restrictions imposed on foreign-invested entities. The control persons of our VIEs include our company and four individuals, Messrs. Paul Bang Zhang, Guisheng Liu, Richard Sijie Pu, and Yi Xu, who are all our employees. Other than Mr. Zhang, who is our senior vice president and chief financial officer, and Mr. Pu, who is our head of e-commerce, the above control persons of the VIEs are not control persons of our company or our subsidiaries. Through these contractual arrangements, the shareholders of the VIEs grant us powers of attorney to exercise all their rights as shareholders of the VIEs, including the right to appoint board members and senior management members. Thus we have the ability to effectively control the VIEs. We are also able to receive the economic benefits of these VIEs, because we can effectively determine the services fees payable by the VIEs to us under the exclusive business cooperation agreements and exclusive service agreement, which are part of the contractual arrangements. See “Corporate History and Structure—Our Corporate Structure—Contractual Arrangements with MecoxLane Information and its Shareholders, Contractual Arrangements with MecoxLane Shopping and its Shareholders and Contractual Arrangements with Rampage Shopping and its Shareholders.” However, these contractual arrangements may not be as effective in providing us with control over the VIEs as direct ownership of these companies. In addition, these VIEs or their shareholders may breach the contractual arrangements with us. In such case, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Risk Factors—Risks Related to Doing Business in China—Our contractual arrangements with MecoxLane Information, MecoxLane Shopping, Rampage Shopping and their respective shareholders, respectively, may not be as effective in providing control over MecoxLane Information, MecoxLane Shopping and Rampage Shopping as direct ownership of these companies.”

(1)	Mecox Lane Limited is our holding company.

(2)	eMecoxLane Co., Ltd. is one of our intermediate holding companies.

(3)	eMecoxLane (Hong Kong) Co., Limited is engaged in trading and investment.

(4)	Mai Wang Trading (Shanghai) Co., Ltd. is primarily in charge of our purchase of apparel and other products from our suppliers.

(5)	Shanghai Mecox Lane Information Technology Co., Ltd. engages in our B2C e-commerce business. It is 67% owned by Mr. Paul Bang Zhang, our senior vice president and chief financial officer, with Mr. Richard Sijie Pu, our head of e-commerce and Mr. Yi Xu, our employee, each owning an additional 16.5%.

(6)	Shanghai Mecox Lane Shopping Co., Ltd. engages in our store operations. It is 60% owned by Mr. Paul Bang Zhang, 10% owned by Mr. Guisheng Liu, our employee, and 30% owned by Mr. Yi Xu.

(7)	Mecox Lane (Hong Kong) Limited is engaged in trading and investment.

(8)	Shanghai Mecox Lane International Mailorder Co., Ltd. is in charge of our in-bound and out-bound call centers for our online platform.

(9)	Mai Wang Information Technology (Shanghai) Co., Ltd. provides technical consulting services primarily for our e-commerce website and network systems.

(10)	Mecox Lane Technology (China) Limited is primarily engaged in operating our new logistic center in Jiangsu Province and purchasing apparel and other products from our suppliers.

(11)	Rampage China Limited, or Rampage Cayman, is one of our intermediate holding companies, currently holding all our Rampage-related trademarks. ICL-Rampage Limited holds 20% of the equity in Rampage Cayman.

(12)	Rampage China (Hong Kong) Limited is one of our intermediate holding companies.

(13)	Shanghai Rampage Shopping Co., Ltd. is in charge of business operations for Rampage branded merchandise. It is 50% owned by Mr. Paul Bang Zhang, 25% owned by Mr. Guisheng Liu and 25% owned by Mr. Yi Xu.

(14)	Rampage Trading (Shanghai) Co., Ltd. is primarily in charge of our purchase of Rampage branded products from OEM suppliers.

(15)	These operating subsidiaries are responsible for our directly operated stores in cities across China.

Corporate Information

Our principal executive offices are located at 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China. Our telephone number at this address is (86-21) 6495 0500. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our principal website is www.M18.com. We do not incorporate the information on our e-commerce website into this prospectus and you should not consider any information on, or that can be accessed through, our e-commerce website as part of this prospectus.

Conventions which Apply to this Prospectus

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to 1,761,429 additional ADSs representing 12,330,003 ordinary shares.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our” and “Mecox Lane” refer to Mecox Lane Limited, a Cayman Islands company, its predecessor entity, subsidiaries, its VIEs and subsidiaries of these VIEs, if any;

•	“B2C e-commerce” refers to business-to-consumer e-commerce;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•	“Greater China area” refers to the PRC, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;

•	“preference shares” refers to convertible non-redeemable Series B, Series C and Series D preference shares, par value $0.0001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents seven ordinary shares;

•

“online platform” refers to the combination of a channel for selling goods to consumers, including B2C and C2C e-commerce, catalog, telephonic and television direct sales, plus back office functions such as warehouse and logistics management, inventory management, customer service and payment processing. When calculating sales revenues of an online platform, only the revenues generated by the merchant which operates such platform will be counted;

•	“fast fashion” refers to the quick roll-out of new designs, generally less than six weeks from design to sale;

•

“second-tier cities” in China refer to provincial capitals and other cities with gross domestic product of at least RMB100 billion ($15 billion) in 2008 other than Beijing and Shanghai, China’s two largest cities; “third-tier cities” in China refer to any city in China that is not Beijing, Shanghai or a second-tier city;

•

“comparable store sales” are reported based on net revenues, and stores are included in our comparable store sales beginning on the first anniversary of their first day of operation. Changes in our comparable store sales between two periods are based on net revenues of stores which were in operation during both of the two periods being compared and, if a store is included in the calculation of comparable store sales for only a portion of one of the two periods being compared, then that store is included in the calculation for only the comparable portion of the other period. There may be variations in the way in which some of our competitors and other apparel merchants calculate comparable or same store sales. As a result, data in this prospectus regarding our comparable store net revenues may not be comparable to similar data made available by our competitors or other apparel and accessories merchants; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “US$” and “U.S. dollars” are to the legal currency of the United States.

The Offering

Unless otherwise indicated, the information below and elsewhere in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs in the offering.

Offering price	$11.00 per ADS

ADSs offered by us	9,714,286 ADSs

ADSs offered by the selling shareholders	2,028,571 ADSs

ADSs outstanding immediately after this offering	11,742,857 ADSs

Ordinary shares outstanding immediately after this offering	401,192,254 shares

ADSs to ordinary shares ratio	Each ADS represents seven ordinary shares

The ADSs

•    The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

•    If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

•    You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

•    We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We and certain selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,761,429 additional ADSs.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 570,000 ADSs to certain directors, officers, employees, business associates and other related persons of our company through a directed share program. These reserved ADSs account for an aggregate of approximately 4.9% of the ADSs offered in the offering.

Use of proceeds

Our net proceeds from this offering are approximately $95.1 million. The primary purposes of this offering are to create a public market for our shares, retain talented employees by providing them with equity incentives and obtain additional capital. We intend to use the net proceeds we will receive from this offering to

•    approximately $15.0 million to enhance our e-commerce infrastructure;

•    approximately $29.5 million to build part of a new logistics center and warehouse;

•    approximately $6.5 million for store growth and improvement; and

•    the balance for working capital and other general corporate purposes.

See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Timing of settlement of ADSs	The ADSs are expected to be delivered against payment on October 29, 2010. They will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. DTC and its direct and indirect participants will maintain records that will show the beneficial interests in the ADSs and facilitate any transfer of the beneficial interests.

Lock-up	We have agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. In addition, our executive officers and directors and substantially all of our shareholders and optionholders have also agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. See “Shares Eligible For Future Sale” and “Underwriting.”

Listing	Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol “MCOX.” The ADSs and shares will not be listed on any other exchange or traded on any other automated quotation system.

Depositary	JPMorgan Chase Bank, N.A.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes no exercise of the underwriters’ over-allotment option;

•	excludes 72,860,476 ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of $0.26 per share; and

•	excludes ordinary shares reserved for future issuances under our share incentive plan.

Summary Consolidated Financial Information

You should read the following information in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following summary consolidated statement of operations data for the years ended December 31, 2007, 2008, and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our summary consolidated statement of operations data for the six months ended June 30, 2009 and 2010 and the summary consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our consolidated balance sheet data as of December 31, 2007 have been derived from our audited consolidated financial statements which are not included in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(in thousands of $, except percentage, share, per share and per ADS data)
Consolidated Statement of Operations Data:
Net revenues:
Online platform	56,568	92,438	129,362	58,238	84,782
Directly operated stores	4,786	13,915	37,388	15,644	15,991
Franchised stores	5	1,174	10,939	2,426	7,261

Total net revenues	61,359	107,527	177,689	76,308	108,034

Cost of goods sold (excluding depreciation and amortization):
Online platform	31,438	51,610	74,490	33,105	48,650
Directly operated stores	2,007	6,173	16,055	6,693	7,161
Franchised stores	4	696	6,512	1,442	4,538

Total cost of goods sold (excluding depreciation and amortization)	33,449	58,479	97,057	41,240	60,349

Operating expenses:
Selling, general and administrative expenses	23,124	43,300	68,505	28,550	42,580
Depreciation and amortization	559	1,454	3,598	1,570	2,313
Other expense (income), net	(177)	(23)	(254)	(40)	(159)

Total operating expenses	23,506	44,731	71,849	30,080	44,734

Income from operations	4,404	4,317	8,783	4,988	2,951
Interest income	103	510	351	148	138

Income before income taxes	4,507	4,827	9,134	5,136	3,089
Income tax expense	395	1,275	1,922	1,078	562

Net income	4,112	3,552	7,212	4,058	2,527

Earnings per ordinary share:
Basic	$0.01	$0.01	$0.02	$0.01	$0.01
Diluted	$0.01	$0.01	$0.02	$0.01	$0.01
Weighted average ordinary shares used in per share calculation:
Basic	165,338,144	204,866,943	205,381,732	205,381,732	205,381,732
Diluted	329,055,611	331,009,675	332,293,300	331,049,991	361,337,123
Other Financial Data
Adjusted net income (1)	4,414	5,238	9,853	5,128	4,172

(1)	We define adjusted net income, a non-GAAP financial measure, as net income excluding share-based compensation expenses. We review adjusted net income together with net income to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income is that it does not include all items that impact our net income for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income in isolation from or as an alternative to net income prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of adjusted net income, a non-GAAP financial measure, from net income, our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(in thousands of $)
Net income	4,112	3,552	7,212	4,058	2,527
Add back: Share-based compensation expenses	302	1,686	2,641	1,070	1,645

Adjusted net income	4,414	5,238	9,853	5,128	4,172

	As of December 31,			As of June 30, 2010
	2007	2008	2009
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	14,512	10,136	18,758	24,918
Total assets	23,626	38,450	63,068	71,712
Total liabilities	14,131	23,036	37,756	42,422
Mezzanine equity:
Series B convertible non-redeemable preference shares	18,477	18,477	18,477	18,477
Series C convertible non-redeemable preference shares	3,114	3,114	3,114	3,114
Series D convertible non-redeemable preference shares	3,764	3,764	3,764	3,764
Redeemable noncontrolling interests	—	—	25	25
Ordinary shares	20	21	21	21
Additional paid-in capital	24,758	26,475	29,116	30,761
Accumulated deficit	(41,418)	(37,866)	(30,654)	(28,127)
Total equity (deficit)	(15,859)	(9,940)	(67)	3,910
Total liabilities, mezzanine equity and equity (deficit)	23,626	38,450	63,068	71,712

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We face uncertainties regarding the growth of B2C e-commerce and market acceptance of our online platform, which could adversely affect our revenues and business prospects.

B2C e-commerce, from which we derive a significant portion of our revenues, is a relatively new and evolving industry and concept. The level of demand and market acceptance of our online platform are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include:

•	the growth of personal computer, Internet, broadband, mobile and other telephone users and penetration in China, and the rate of any such growth;

•	whether B2C e-commerce and online platform, particularly in China, continue to grow and the rate of any such growth;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•	changes in customer demographics and public tastes and preferences; and

•	the popularity and price of product offerings that we and our competitors launch and distribute.

A decline in the popularity of online sales in general, or the e-commerce website and call centers that we operate, will adversely affect our revenues and business prospects.

Rapid changes in fashion trends, customer preferences and spending patterns may affect our sales and operating results.

Our success is largely dependent upon our ability to gauge the fashion tastes of our customers and to provide merchandise that satisfies customer demand in a timely manner. The women’s apparel and accessories retail business fluctuates according to changes in customer preferences dictated, in part, by fashion and season. The demand for home products, beauty and healthcare products and other products that we offer also fluctuates according to changes in customer preferences and market trends. Some of our past product offerings have not been well received by our customer base. To the extent we misjudge the market for our merchandise or the products suitable for the Chinese market, our sales will be adversely affected and the markdowns required to move the resulting excess inventory will adversely affect our operating results.

We operate in a highly competitive industry and our business depends on consumer spending patterns. If we cannot compete successfully or a significant number of our customers reduce their spending on our products, we may lose our market share and our revenues could decline.

A majority of our revenues derive from selling apparel and accessories primarily to young urban female customers. The e-commerce market is highly competitive in China. We compete with other B2C or C2C

e-commerce operators that market lines of merchandise similar to what we offer, department stores and other international or domestic store-based fashion retailers and apparel companies that distribute branded apparel and accessories through non-proprietary retail or department stores. We face a variety of competitive challenges including:

•	sourcing products efficiently;

•	competitively pricing our products and achieving customer perception of value;

•	anticipating and quickly responding to changing customer demands;

•	maintaining favorable brand recognition;

•	developing innovative, high-quality products in sizes, colors and styles that appeal to customers; and

•	conducting strong and effective marketing activities in several diverse market segments.

Our business is sensitive to a number of factors that influence the levels of consumer spending, including recession, unemployment, levels of disposable consumer income, demographic changes to our targeted customer segments, consumer debt and consumer confidence. Consumers’ spending on apparel and accessories may not grow as we expected, or at all. Declines in consumer confidence and spending on apparel and accessories could have a material adverse effect on our operating results.

We have a limited history operating our online platform and physical stores, which may make it difficult for you to evaluate our business and prospects.

We have over eight years of experience in Internet marketing. We began offering women’s apparel and accessories in physical stores in 2006. Accordingly, we have a limited history operating all of our current sales channels upon which you can evaluate the viability and sustainability of our business. We may not be able to achieve similar results or growth in future periods. You should not rely on our results of operations for any prior periods as an indication of our future performance. It is also difficult to evaluate our prospects, because we may not have sufficient experience to address the risks frequently encountered by companies operating in new and rapidly evolving markets, including the online sales market. We may not be able to successfully address these risks and difficulties, which could materially harm our business, financial condition and results of operations.

We have granted an option of unlimited duration to ICL-Rampage Limited to require us to purchase ICL-Rampage Limited’s 20% minority interest in our subsidiary, Rampage Cayman. We are not able to determine the price that we may be obligated to pay under this option, and the amount may be beyond our ability to pay. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may have a material adverse effect on our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.

In February 2009, we and Iconix China Limited, or Iconix, jointly established Rampage Cayman in the Cayman Islands. We, Iconix, and Rampage Cayman entered into a shareholders’ agreement, pursuant to which Iconix assigned and/or licensed all of its rights, titles and interests in and to certain trademarks in the Greater China area to Rampage Cayman as consideration for 20% of the shares of Rampage Cayman. In February 2010, Iconix transferred all its shares in Rampage Cayman and all of its rights and obligations under the shareholders’ agreement to ICL-Rampage Limited, its wholly-owned subsidiary.

Pursuant to the shareholders’ agreement, ICL-Rampage Limited will have the option, beginning upon the completion of this offering, to require us to purchase any or all of its shares in Rampage Cayman. This option will be exercisable at any time, though ICL-Rampage Limited has agreed not to exercise it for a period of one year immediately following the closing of this offering, and it has no termination date. The price that we would be required to pay to ICL-Rampage Limited would be determined by the following formula:

price =	(our market capitalization) ÷ (our net income for the most recent full financial year) × (the net income of Rampage Cayman for the most recent full financial year) × (percentage of Rampage Cayman equity we are required to purchase) × 0.75

Our market capitalization would be equal to the number of ordinary shares that we have outstanding times the price per ordinary share, with the price per ordinary share based on the average closing price for our ADSs on the 20 business days immediately prior to ICL-Rampage Limited’s delivery of an option exercise notice to us. Our net income and Rampage Cayman’s net income would each be based on our audited annual financial statements.

Since we are not able to predict our future share price or market capitalization, or our net income or Rampage Cayman’s net income for future years, we are not able to determine the price we may be obligated to pay pursuant to ICL-Rampage Limited’s option under the shareholders’ agreement. Although we consolidate the results of Rampage Cayman, it is possible for Rampage Cayman to have a net income equal to or greater than our consolidated net income in any year in the future, so the price could be a significant percentage of our market capitalization or even greater. If we are unable to meet our obligation under the option, ICL-Rampage Limited may have the right to force us into liquidation, in which case you will lose a portion or all of the value of your investment. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may have a material adverse effect on our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.

Furthermore, ICL-Rampage Limited will have the right to reacquire the trademarks it assigned to Rampage Cayman, for only nominal consideration, if we fail to make a loan totaling US$10 million to Rampage Cayman or if Rampage Cayman fails to achieve annual gross revenues of RMB400.0 million (US$59.0 million) by the fifth anniversary of the date of the shareholders’ agreement. See “Corporate History and Structure - Agreements with Iconix.” Our business and results of operations may be adversely affected if we lose the right to Rampage trademarks.

We may not be able to manage the rapid growth of our physical store network effectively and the store opening costs may adversely affect our profitability in future periods.

As of June 30, 2010, we had 478 stores in 182 cities in China. We plan to open an additional approximately 20 franchised stores and an additional approximately five directly operated stores in 2010. We may not be able to successfully and effectively manage the rapid growth of our physical store network. Therefore, there is no assurance that the intended growth of our store network can be achieved or will be profitable. If we do not successfully manage the expansion of our store network, our operating costs may increase and our sales and financial results may be adversely affected. In addition, an economic downturn, which may adversely affect the profitability of our stores, could result in longer lead-time for new stores to reach their optimal operating levels.

In addition, we incur costs and expenses when a new store is opened. For our directly operated stores, we will incur rent, employee expenses, the costs of leasehold improvements and store fixtures. For our franchised stores, we will incur expenses relating to our provision of certain leasehold improvements, store fixtures and lightings to our franchisees. We record expenses relating to our provision of certain leasehold improvements for franchised stores when these expenses are incurred. The effect of store openings could potentially adversely affect our profitability, particularly in the first 12 to 18 months after store openings.

We have limited experience with franchising arrangements, and our efforts to expand across China through franchising arrangements may not be successful and could impair the value of our brands and our results of operation.

As of June 30, 2010, we had entered into franchise agreements with franchisees to operate 320 stores across China. Under these agreements, third parties operate, or will operate, stores that sell apparel and accessories purchased from us under our Euromoda and Rampage brands. Prior to 2007, we had no experience operating through these types of franchising arrangements, and we can provide no assurance that these arrangements will be successful. We plan to continue to increase these types of arrangements over time as part of our efforts to expand into less developed markets in China. The effect of these arrangements on our business and results of operations is uncertain and will depend upon various factors, including the demand for our products in new local markets and our ability to successfully identify and work with appropriate third parties to act as franchisees. In addition, these franchisees may not be able to meet their projections regarding store openings, sales and other aspects of franchising arrangements. Moreover, to the extent that these franchisees do not operate their stores in a manner consistent with our requirements regarding our brand identities and customer experience standards, the value of our brands could be impaired. Failure to protect the value of our brands or any other harmful acts or omissions by a franchisee could have an adverse effect on our results of operations and our reputation.

In addition, because we have limited contact with our end customers in the local markets covered by franchised stores, we rely substantially on our franchisees to gauge market demand. As such, we have little or no ability to independently predict sales or market demand, and it remains difficult for us, or our investors, to assess our prospective financial and operational performance in these local markets. Any failure to accurately predict demand by our franchisees in the local markets in which we offer products would adversely affect our results of operations and business.

We rely significantly on the proper operation and maintenance of our e-commerce website M18.com, and any capacity constraint or operation interruption for any extended period may have an adverse impact on our B2C e-commerce business.

A key element of our strategy is to generate a high volume of traffic and orders on the M18.com site. Accordingly, the satisfactory performance, reliability and availability of the M18.com site, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and maintain adequate customer service levels. Our revenues depend on the number of visitors who shop on the M18.com site and the volume of orders we fulfill. Any failure to maintain the satisfactory performance, reliability, security and availability of our network and computer infrastructure may cause significant harm to our reputation and our ability to attract and maintain Internet customers. From time to time, our Internet customers in certain locations could not gain access to our M18.com site for a period of time lasting from several minutes to several hours, due to server interruptions, power shutdowns, Internet connection problems or other reasons. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our M18.com site, could reduce the volume of the products we sell and the attractiveness of our product offerings. In addition, any substantial increase in the volume of traffic on the M18.com site or the number of orders placed by customers will require us to expand and upgrade further our technology, transaction-processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of the M18.com site or timely expand and upgrade our systems and infrastructure to accommodate such increases.

Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events. We maintain limited insurance policies covering losses relating to our network systems. As a result, any operation interruptions for any expended period not covered by our insurance may have an adverse impact on our revenues and results of operations.

E-commerce security risks, such as breaches of security for confidential transactional information, may have an adverse impact on our business, prospects, financial condition and results of operations.

A significant barrier to e-commerce and communications is the secure transmission of confidential information over public networks. We rely on self-developed encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer names, addresses and credit card numbers. Currently, a portion of our Internet selling revenues is generated from sales through third-party online payment platforms. In such transactions, secured transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks, in some cases including our e-commerce website as well, is essential to maintain consumer confidence. We do not have control over the security measures of third-party online payment service providers. While we have not experienced any breach of our security measures to date, there can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by us or third-party service providers to protect customer transaction data. If any such compromise of our or such third-party service providers’ security were to occur, it could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations. A party who is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and our e-commerce website in particular, especially as a means of conducting commercial transactions. To the extent that activities of us or third-party service providers involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. There can be no assurance that our or third-party service providers’ security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on our business, prospects, financial condition and results of operations.

We rely on proper operation and maintenance of our management information system. Any malfunction for any extended periods may have an adverse impact on our operational efficiency.

Our management information system, together with our experience and knowledge in this field, is a critical aspect of our capabilities in operating our business. Our e-commerce, call center and physical store operations rely on the sustained proper operation of our management information system. Our management information system provides a database of information and information gathering and management capabilities regarding customer information, sales records, inventory levels and various other facets of the business to assist business management and help ensure effective communication among various branches and stores of the business. We cannot assure you that our management information system will operate properly or without interruption. Any malfunction to any part or all of our management information system for a prolonged period may cause delays in operations or impairment of our overall business efficiency. We also cannot ensure that the level of security currently maintained will be sufficient to protect the system from third-party intrusions, viruses, lost or stolen data or similar situations.

Additionally, as one of our growth and development strategies in the next few years, we plan to upgrade and improve our management information system. We cannot assure you that there will be no interruptions to our management information system during the upgrades or that the new management information system will be able to integrate fully with the existing information system. If our existing or future management information system does not function properly, it could cause unanticipated system disruptions and slower response times, affecting data transmission, which in turn, could materially and adversely affect our business and results of operations.

We are dependent on positive public recognition of our brands. Failure to effectively promote or develop our brands could materially and adversely affect our sales and profits.

A significant portion of our total net revenues is derived from sales of our Euromoda- and Rampage-branded apparel and accessories products in China. Brand image is an important factor which affects a customer’s purchasing decision with respect to our products. Our success therefore depends on, among other things, market recognition and acceptance of our private brands and the culture, lifestyle and images associated with the brands, some of which may not be within our control. We only began designing, promoting and selling Rampage-branded products in China in 2009 and have limited experience in managing the Rampage brand. To effectively promote these brands, we would have to be able to build and maintain the brand image by focusing on a variety of promotional and marketing activities to promote brand awareness, as well as to increase their presence in the markets in which we compete. There is no assurance that we will be able to effectively promote or develop these brands and if we fail to do so, the goodwill of such brands may be undermined and our business as well as its financial results may be adversely affected. In addition, negative publicity or disputes regarding our brands, products, company or management could materially and adversely affect public perception of our brands. Any impact on our ability to continue to sell products of one or more of our brands or any significant damage to one or more of our brands’ images could materially and adversely affect our sales and profits.

Our sales may be affected by seasonality and weather conditions.

The performance of our businesses is subject to seasonal fluctuations. For example, our revenues are relatively low during the Chinese New Year period in the first quarter of each year when customers tend to do less online shopping. Our revenues in the third quarter of each year also tend to be lower than other months because we sell apparel for the summer season then, which normally has lower unit prices compared to our apparel for the autumn and winter seasons. Extreme changes in weather patterns could also affect customers’ purchasing behavior, which may lead to fluctuations in our sales revenues. For example, the unusually prolonged cold weather in the first quarter of 2010 resulted in lower than expected demand for spring apparel. As a result, we believe that comparisons of our operating results and net income over any interim periods may not be an accurate indicator of our future performance.

If we cannot market and sell third-party branded products through our online platform successfully, our brand reputation, revenue growth and results of operations will be adversely and materially impaired.

We offer third-party branded products through our online platform. We plan to introduce more new brands into our online platform and are currently in discussions with several third-party brand owners, particularly owners of apparel and accessories brands to distribute their branded products through our online platform. We have launched 159 third-party brands in the first half of 2010 and are planning to launch 160 more in the second half of 2010. We cannot assure you that this growth strategy will succeed.

We try to cooperate with those brands that are consistent with our existing brand portfolio strategy and cater to sub-segments of customers of different tastes and age. However we may misjudge the branding image and the brands we work with may turn out to be cannibalizing our existing customer base. Third-party brands reserve the rights to market and sell their products through other channels such as stores, which could cause channel conflicts and reduce our sales volume. Where we have negotiated exclusive distribution rights, we may lose such rights if we fail to meet the sales target provided in the contracts. In addition, certain aspects of these third-party products are not directly within our control, such as the ability of these third parties to deliver quality products to us on time and to maintain their brand reputation. To the extent that these third parties do not operate their business successfully or encounter a material product liability claim or other legal proceedings, the value of our brands and platform could be impaired, which could in turn, have an adverse effect on our reputation and our results of operations.

We offer Euromoda- and Rampage-branded apparel and accessories through our online platform and stores, and may be subject to price conflicts, which could adversely affect our reputation and business.

We offer our Euromoda- and Rampage- branded apparel and accessories through both of our online platform and physical stores. To avoid competition and conflicts between our online platform and stores, we generally adopt a unified price to end customers across online platform and stores for the same product during most of its life cycle. In particular, we require our franchisees to comply with our price control policy through our franchising agreements. However, there is no assurance that our policy to avoid price conflicts will be successful. If we misprice any product on our online platform or in our stores, or if any franchisee violates our policy by selling any products at a discount without our consent, our customers could be confused by different prices of the same product, and our reputation and business could be adversely affected.

We may not successfully integrate newly acquired or licensed brands or businesses into our business model, and our sales and profits may suffer as a result.

We may acquire or obtain licenses to operate additional brands to expand our brand portfolio in the future. Our ability to achieve such expansion depends on our ability to identify the appropriate additional brands and to initiate, negotiate and complete the acquisition of or obtain the license for such brands.

In addition, we may experience difficulties in integrating the newly acquired or licensed brands or businesses into our existing business model and in retaining the key personnel to manage such acquired or licensed brands or businesses. The cost and duration of integration could also exceed our original estimation. Any impact on our ability to continue to sell products of one or more of our brands, or any significant damage to one or more of our brands’ images, could materially and adversely affect our sales and profits.

We procure products from our suppliers, and our products are subject to risks associated with product sourcing, which may impair our operating margins and profitability. Potential product liability claims may adversely impact our reputation, results of operations, financial performance and business as well.

We do not possess internal manufacturing capability, and we outsource the production of nearly all of our products, including the printing of our catalogs, to third-party suppliers including OEM suppliers and third-party branded product suppliers. Such arrangements carry with them risks associated with the possibility that the relevant suppliers may: (i) have economic or business interests or goals that are inconsistent with ours; (ii) take actions contrary to our instructions or requests or contrary to our policies or objectives; (iii) be unable or unwilling to fulfill their obligations under the relevant manufacturing or contractual arrangements, including obligations to meet our production deadlines, quality standards and product specifications; (iv) have financial difficulties; (v) encounter raw material or labor shortages; (vi) encounter increases in raw material or labor costs which may impact our merchandise procurement cost; and (vii) engage in activities or employ practices that may harm our reputation. The occurrence of any of these problems, alone or together, could have a material and adverse effect on our results of operations, financial performance and business. For example, some of our OEM suppliers were not able to deliver products to us on schedule in the first quarter of 2010 partly due to labor shortages experienced by manufacturers in coastal areas of East China and South China. As reported by media in China and worldwide, the labor shortage was partly attributable to peasant workers’ expectation of higher salaries and benefits than the then market rates and their seeking working opportunities closer to home. This has triggered subsequent salary increases in some regions in China and some manufacturers’ relocation to inland China. As a result, we experienced a substantial merchandise shortage for the first quarter of 2010.

In addition, if we experience significant increases in demand, or need to replace a significant number of existing suppliers, there can be no assurance that additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements. Furthermore, suppliers may deliver products to us by third-party carriers over long distances. Delays in the shipment or delivery of our products due to transportation shortages, work stoppages, port strikes, infrastructure congestion, or other factors could adversely impact our financial performance. Manufacturing delays or unexpected demand for our products may require us to use faster, but more expensive, transportation methods such as aircraft, which could adversely affect our operating margins and profitability.

Although our dedicated quality assurance and control team is responsible for inspecting product quality at every stage of product manufacturing for our private brand products, we may not have effective or sufficient control over the quality of our products under the current outsourcing manufacturing arrangements. We maintain product liability insurance for the products sold by us with a cap of RMB8.0 million ($1.2 million), but there is no assurance that such insurance is sufficient to cover all of our losses caused by a material product liability claim. A successful product liability claim brought against us or a requirement to participate in a product recall may have a material adverse effect on our business and financial results. In addition, we may incur significant resources and time to defend ourselves if legal proceedings are brought against us. If any such claims are made, our reputation, results of operations, financial performance and business may be materially and adversely affected.

The financial soundness of our franchisees and vendors could affect our earnings and cash flow.

As a result of the disruptions in the financial markets and other macro-economic challenges currently affecting the economy of China and other parts of the world, our franchisees, product or service suppliers and other vendors may experience cash flow concerns. As a result, franchisees may order fewer products from us and vendors may increase their prices, reduce their output or change terms of sales. Additionally, if the operating and financial performance of our product or service suppliers and/or vendors deteriorates, or if they are unable to make scheduled payments or obtain credit, vendors may restrict credit or impose different payment terms. Any reduction in purchases from our franchisees or any demands by vendors for different payment terms may adversely affect our earnings and cash flow.

We may not be able to renew the leases of our directly operated stores and office, warehouse and call center space on reasonable terms or at all and our sales and financial results may be adversely affected as a result.

As of June 30, 2010, we operated 158 directly operated stores. We lease our store space primarily from mall operators or other shopping place owners generally for an initial term of no more than five years. We also leased an aggregate of approximately 70,600 square meters of office, warehouse and call center space in China as of September 30, 2010. There is no assurance that each of the leases will be renewed upon expiry or on reasonable terms. If we are unable to renew the leases of our directly operated stores or unable to renew them on reasonable terms, we would need to relocate the relevant stores, which could lead our stores to be less appealing to our customers. Renewal of leases at unfavorable terms will result in increased rental expenditure for us. In such cases, our sales and financial results may be adversely affected.

We rely on services from third parties to carry out our business, and if there is any interruption or deterioration in the quality of these services, our business and results of operations may be materially and adversely affected.

The delivery of the products from our warehouses to our individual customers and stores locally and throughout China is conducted by third-party express courier companies and EMS, the national express mail service operated by the China Postal Office. Such shipping services could be suspended and therefore interrupt the delivery of our products if unforeseen events occur which are beyond our control, such as poor handling of and damage to our products, transportation bottlenecks, natural disasters or labor strikes. Relying on express courier companies and EMS increases the risk that we may fail to deliver finished products to individual customers or retail stores on time. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected. The occurrence of any of these problems alone, or together, could have a material and adverse effect on our results of operations, financial performance and business.

We also rely on various third parties to operate our business, such as professional photographers and advertising service providers. Any interruption in our ability to obtain the services of these or other third parties or deterioration in their performance could impair the timeliness and quality of our operations. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative solutions for our business on a timely basis or on terms favorable to us or at all. If any of the above factors happens, our customers may cease shopping on one or more of our platforms as a result, which could materially and adversely affect our business and results of operations.

We rely on effective marketing efforts to maintain and increase our revenues. Inefficient marketing approaches may adversely affect our revenue growth and results of operation.

We rely on effective marketing efforts tailored to our targeted customers to maintain and increase our revenues. Our marketing activities may not be well received by our customers or potential customers or promote levels of customer purchases as we predicted. We may also incur higher levels of marketing expenses to generate our anticipated levels of customer purchases, which would adversely affect results of operations. Marketing approaches and tools in the consumer product market in China are evolving. This requires us to enhance our marketing approaches to keep pace with the industry development and customer preferences. Our failure to refine our existing marketing approaches or to introduce new effective marketing approaches could reduce our market share and cause our revenues to decline.

We plan to expand our logistics center and distribution network. If we are not able to manage such expansion successfully, our growth potential, results of operations and business could be materially and adversely affected.

Our centralized logistics center has three warehouses of approximately 44,000 square meters located in Songjiang, Shanghai and is capable of handling over 38,000 orders per day as of September 2010. We also leased three logistics centers in Beijing, Chengdu and Guangzhou totaling approximately 14,000 square meters with the capability of processing, packaging and shipping more than 12,000 orders each day as of September 2010. COD via third-party express courier companies covers 100 cities in China. We intend to expand our logistics center and distribution network to accommodate more customer orders, including orders for third-party branded apparel and accessories offered via our online platform. We have plans to build a new logistics center in Jiangsu Province with an area of approximately 200,000 square meters that would be capable of handling more than 200,000 orders each day. The first stage of approximately 100,000 square meters will be completed by the end of 2012. We also plan to expand the two leased logistics centers in Beijing and Guangzhou to a total of approximately 12,000 square meters with the capability of processing, packaging and shipping more than 12,000 orders each day. In addition, we aim to retain more express courier companies across China. The expansion of our logistics center and distribution network will put pressure on our managerial, financial, operational and other resources. We may face risks and uncertainties relating to the construction of the new logistics center, such as delays and cost overruns, delays or denial of required approvals by relevant government authorities. If we are unable to effectively manage our expanded logistics operations and control increasing costs, our growth potential, results of operations and business could be materially and adversely affected.

If our lease of a warehouse located on land owned by collective farms or lease of a warehouse without required certificates is found not in compliance with applicable PRC laws, we may incur cost and expenses and operations of these warehouses could be disrupted as a result.

Since April 2010, we have leased a warehouse with approximately 3,000 square meters located in Guangzhou from an individual who built the warehouse on a piece of land he leased from collective farms. As this individual has not been able to provide us with the relevant building ownership certificate for this warehouse or an authorization letter from the competent authority of the collective farms for our lease, he may not be a qualified land lessee under applicable PRC laws, and our lease of the warehouse could have been incompliant with applicable PRC laws.

Further, since July 2010, we have leased a warehouse with approximately 6,700 square meters located in Chengdu, for which the building completion inspection and acceptance certificate and the building ownership certificate have not been obtained. As a result, our lease of this warehouse could have been incompliant with applicable PRC laws. We are informed that the owner of this warehouse is in the process of obtaining such certificates.

If the above two leases are decided by competent PRC authorities to be not in compliance with applicable PRC laws, we may have to look for replacement warehouses for our operations. Approximately 16% of our current capacity for processing orders is attributed to these two warehouses. Unplanned relocation may cause us to incur additional moving costs and expenses and part of our logistics operation may be interrupted, and we cannot assure you that we can find replacement warehouses on favorable terms, which could adversely affect our results of operations.

Our inventory may become obsolete, which could adversely affect our financial results.

We are exposed to seasonal and other changes in customer demand. Since merchandise usually must be ordered in advance of the season and frequently before fashion trends are evidenced by customer purchases, market demand for our products may fall below management expectations. In addition, the cyclical nature of the apparel and accessories business requires us to carry a significant amount of inventory, especially prior to the peak holiday selling season when we build up our inventory levels. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. In the past, we have not always predicted our customers’ preferences and acceptance levels of our products with accuracy. If sales do not meet expectations, too much inventory may lead to excessive markdowns and, therefore, lower than planned margins. We may also accumulate inventories, which may eventually lead to inventory write-downs that could adversely affect our financial results.

Our results of operations, financial performance and business may be adversely affected by intellectual property rights infringement claims against us.

In 2008, we were determined in a legal proceeding to have infringed a third party’s copyright due to certain bed clothes products we purchased from a supplier and offered to customers. We were required to compensate such third party RMB20,000 ($3,000). Currently we are not aware of any intellectual property rights infringement claims or potential disputes against us, except that a third party claimed against us for intellectual property infringement due to the alleged unauthorized use of certain of its pictures in our catalog. In addition, we could face claims by others that we are improperly using intellectual property owned by them or otherwise infringing upon their rights in intellectual property. Irrespective of the validity or the successful assertion of such claims, we could incur costs in either defending or settling any intellectual property disputes alleging infringement. Intellectual property litigation against us could potentially force us to, among other things, cease selling the challenged products, develop non-infringing alternatives or obtain licenses from the owners of the infringed intellectual property. In such case, we may not be successful in developing such alternatives or in obtaining such licenses on reasonable terms or at all and our results of operations, financial performance and business could be materially and adversely affected.

We rely on our registered trademarks and other intellectual property rights, and failure to protect our intellectual property rights may affect our ability to compete.

We regard our trademarks, copyrights, trade secrets, patents and similar intellectual property as critical to our success, and rely on a combination of data security technology, confidentiality policies, non-disclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. These afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Such protection may be compromised by, among other things, (i) the expiration of the protection period of our registered intellectual property, (ii) infringement by others of our intellectual property rights including, for example, counterfeiting of our brands, designs or products, or unauthorized usage of our customer database, (iii) breach of contractual arrangements by our suppliers or franchisees; or (iv) delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications. Any of these events or occurrences may have a material adverse effect on our operations. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention and other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we do not have insurance that covers litigation costs. As a result, we would have to pay for the cost of litigation initially and may only be able to recover those costs if we prevail. Even if we prevail, it may be difficult to recover the costs from a third party. We cannot assure you that we would be able to recover all such costs. Consequently, the infringement or misappropriation of our proprietary intellectual property rights could have a material adverse effect on our business, financial condition or operating results.

Our business depends substantially on the continuing efforts of our management and other key personnel. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.

Our future success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Mr. Alfred Beichun Gu, our chief executive officer, and Mr. Paul Bang Zhang, our senior vice president and chief financial officer. If one or more of our senior management or key personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel.

If any of our management or key personnel joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, the non-competition provisions contained in their confidentiality and non-competition agreements may not be enforceable, especially in China, where most of these executive officers and key employees reside, on the ground that we have not provided adequate compensation to these executive officers for their non-competition obligations, which is required under the relevant PRC regulations.

We may not be successful in attracting and retaining qualified personnel and our business and results of operations could be negatively impacted.

We will need to hire and retain additional qualified employees to support our existing operations and planned expansion. Our ability to anticipate and effectively respond to changing fashion trends depends in part on our ability to attract and retain experienced personnel in design, product management, marketing, and other functions. The effective operation of our information technology system, call centers, logistics and other back office functions also depends in part on our professional employees. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified key personnel that we will need to achieve our business objectives. In addition, as our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other holders of our ordinary shares and ADSs.

Our principal shareholders, Maxpro Holdings Limited, or Maxpro, and Ever Keen Holdings Limited, or Ever Keen, currently hold 45.9% and 30.0% of our outstanding share capital on an as-converted basis, respectively, and will hold 37.8% and 24.7% of our outstanding share capital upon completion of this offering, respectively. Maxpro is affiliated with the Sequoia China Funds and Ever Keen is affiliated with the Sequoia U.S. Funds. See “Principal and Selling Shareholders.” Accordingly, Maxpro, Ever Keen and the beneficial owners of our shares held by these entities including Mr. Neil Nanpeng Shen, have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election and change of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, our principal shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering.

We have a limited insurance coverage which could expose us to significant costs and business disruption.

We maintain property insurance policies covering our equipment, facilities, inventories and other properties. These insurance policies cover losses due to fire, explosions, floods and a wide range of other natural disasters or accidents. We also maintain product liability insurance, business interruption insurance, fidelity insurance, cargo transit insurance and other insurance policies related to our operations. We believe we have obtained a prudent amount of insurance for the insurable risks relating to our business. However, there is no assurance that the insurance policies we maintain are sufficient to cover our business operations. If we were to incur substantial liabilities that were not covered by our insurance, we could incur costs and losses that could materially and adversely affect our results of operations.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.

We will be subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2011, we will be required to prepare a management report on our internal controls over financial reporting containing our management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, depending on our market capitalization, our independent registered public accounting firm may be required to attest to and report on our management’s assessment of the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Prior to this offering, we have been a private company with limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for 2007, 2008 and 2009, we noted certain significant deficiencies in our internal controls over financial reporting as defined in the standards established by the U.S. Public Company

Accounting Oversight Board, or PCAOB. We have not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting.

We will continue to implement measures to remedy any significant deficiencies to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

Our business could suffer if we do not successfully manage our current growth and potential future growth.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, strain on our management personnel, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we may need to implement and maintain a variety of new and upgraded operational and financial systems, procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our customers and third-party product and service providers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could have a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful.

Our strategy includes plans to grow both organically and through acquisitions, joint ventures or other strategic alliances. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able to identify suitable future acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors. These factors include:

•	diversion of management’s attention;

•	difficulties in retaining personnel of the acquired companies;

•	unanticipated problems or legal liabilities; and

•	tax and accounting issues.

If we fail to integrate acquired companies efficiently, our earnings, revenues growth and business could be negatively affected.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products in which the acquired companies specialize, and the loss of key customers and personnel. If we are not able to realize the benefits envisioned for such acquisitions, joint ventures or other strategic alliances, our overall profitability and growth plans may be adversely affected.

We may be unable to secure additional funding in the future or to obtain such funding on favorable terms.

We believe that our current cash and cash equivalents and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product launches, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible into our ordinary shares could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of e-commerce merchants or apparel and accessories merchants;

•	conditions of the United States and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulations of foreign investment in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

Financing may not be available in amounts or on terms acceptable to us, if at all, especially if there is a recession or other events causing volatilities in the capital markets worldwide.

Risks Related to Doing Business in China

Changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. Due to the global financial crisis, the growth of the Chinese economy also slowed down in the second half of 2008 and early 2009. There is also uncertainty with respect to the Chinese economy for 2010 and beyond. Any prolonged slowdown in the Chinese economy, in particular the apparel and accessories industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our customers may decrease spending on our products, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or otherwise negatively affect our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

If the PRC government determines that the contractual arrangements that establish the structure for operating our online platform and physical stores do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our PRC subsidiaries, Mai Wang Trading (Shanghai) Co., Ltd., or Mai Wang Trading, and Rampage Trading (Shanghai) Co., Ltd., or Rampage Trading, are foreign-invested enterprises. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate e-commerce business, including Internet content provision. Chinese regulations also require foreign-invested retail enterprises to go through an additional approval process, not required of domestic retail enterprises, each time they open a new retail store. Each time a foreign-invested retail enterprise wishes to open a new store, it must submit the following documents, among others, to the PRC Ministry of Commerce or its authorized local counterpart: (i) an application letter for opening the new store, (ii) a feasibility study report for opening the new store, (iii) the applicant’s most recent fiscal year’s audit report, and (iv) documents issued by the local government on the proposed new store’s compliance with requirements for city development and development of urban commerce. The new store can only be opened after approval is received from the PRC Ministry of Commerce or its authorized local counterpart. In light of these restrictions, we rely on our VIEs, which are Chinese domestic companies not subject to these restrictions, to hold licenses for operating these businesses. We rely on Shanghai Mecox Lane Information Technology Co., Ltd., or MecoxLane Information, to hold and maintain the licenses necessary to operate our e-commerce business in China, and rely on Shanghai Mecox Lane Shopping Co., Ltd., or MecoxLane Shopping, to operate our physical stores. Therefore, our VIE, MecoxLane Shopping, is able to open new stores without going through the additional approval process required each time for a foreign-invested retail enterprise to open a new store in China. Besides, we conduct the business of wholesale and retail of apparel and accessories in the brand name of Rampage in China through Shanghai Rampage Shopping Co., Ltd., or Rampage Shopping. We do not have any equity interest in MecoxLane Information, MecoxLane Shopping or Rampage Shopping but receive their economic benefits through various contractual arrangements and certain corporate governance and shareholder rights arrangements. In addition, we have entered into agreements with MecoxLane Information, MecoxLane Shopping, Rampage Shopping and each of their shareholders which provide us with a substantial ability to control MecoxLane Information, MecoxLane Shopping and Rampage Shopping. For a description of these contractual arrangements with MecoxLane Information, see “Corporate History and Structure—Our Corporate Structure—Contractual Arrangements with MecoxLane Information and its Shareholders, Contractual Arrangements with MecoxLane Shopping and its Shareholders, and Contractual Arrangements with Rampage Shopping and its Shareholders.”

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the Ministry of Industry and Information Technology, in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds an Internet content provision license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local Internet content provision license holder. The Circular further requires each Internet content provision license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact the Circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

In the opinion of King & Wood, our PRC counsel, (i) the ownership structure and the business and operation model of Mai Wang Trading, MecoxLane Information and MecoxLane Shopping are not in violation of any existing PRC laws and regulations, (ii) the ownership structure and the business and operation model of Rampage Trading and Rampage Shopping are not in violation of any existing PRC laws and regulations, and (iii) each contract under Mai Wang Trading’s contractual arrangements with MecoxLane Information, MecoxLane Shopping and each of their shareholders and under Rampage Trading’s contractual arrangements with Rampage Shopping and its shareholders is valid and binding and will not result in any violation of PRC laws or regulations currently in effect. However, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Circular. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Mai Wang Trading, MecoxLane Shopping, Rampage Trading or Rampage Shopping’s business license or MecoxLane Information’s business or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our e-commerce or retail business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with MecoxLane Information, MecoxLane Shopping, Rampage Shopping and their respective shareholders may not be as effective in providing control over MecoxLane Information, MecoxLane Shopping and Rampage Shopping as direct ownership of these companies.

We conduct our B2C e-commerce and store-based retailing businesses in China through MecoxLane Information and MecoxLane Shopping, respectively. Besides, we conduct the business of wholesale and retail of apparel and accessories in the brand name of Rampage in China through Rampage Shopping. Our contractual arrangements with MecoxLane Information, MecoxLane Shopping, Rampage Shopping and their respective shareholders provide us with effective control over these companies. See “Corporate History and Structure—Our Corporate Structure—Contractual Arrangements with MecoxLane Information and its Shareholders, Contractual Arrangements with MecoxLane Shopping and its Shareholders and Contractual Arrangements with Rampage Shopping and its Shareholders.” As a result of these contractual arrangements, we are considered to be the primary beneficiary of MecoxLane Information, MecoxLane Shopping and Rampage Shopping and accordingly, we consolidate the results of operations, assets and liabilities of MecoxLane Information, MecoxLane Shopping and Rampage Shopping in our financial statements.

Although we have been advised by King & Wood, our PRC legal counsel, that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over MecoxLane Information,

MecoxLane Shopping and Rampage Shopping as direct ownership of these companies. If any VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Each of MecoxLane Shopping and Rampage Shopping is jointly owned by Mr. Paul Bang Zhang, our senior vice president and chief financial officer, Mr. Guisheng Liu, our employee, and Mr. Yi Xu, our employee. MecoxLane Information is jointly owned by Mr. Paul Bang Zhang, Mr. Yi Xu and Mr. Richard Sijie Pu, our head of e-commerce. Conflicts of interests between these individuals’ role as shareholders of our VIEs and their duties to our company may arise. In addition, Mr. Xu is also a director and executive officer of MecoxLane Shopping and Rampage Shopping, and Mr. Pu is also a director and executive officer of MecoxLane Information. The laws of China provide that a director or member of management owes a fiduciary duty to the company he directs or manages. Mr. Xu and Mr. Pu must therefore act in good faith and in the best interests of the relevant VIEs and must not use their respective positions for personal gain. These laws do not require them to consider our best interests when making decisions as a director or member of management of the relevant VIEs.

We cannot assure you that when conflicts of interest arise, these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our VIEs to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our VIEs and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company and a conflict could result in these individuals as officers of our company violating fiduciary duties to us. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business, and there would be substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements we have entered into may be subject to scrutiny by the PRC tax authorities, and a finding that we or our affiliated entities owe additional taxes could reduce our net income and the value of your investment.

As required by applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our subsidiaries in China on the one hand, and MecoxLane Information, MecoxLane Shopping and Rampage Shopping on the other, do not represent an arm’s-length price and adjust MecoxLane Information, MecoxLane Shopping or Rampage Shopping’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by MecoxLane Information, MecoxLane Shopping or Rampage Shopping, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entities for underpaid taxes.

Our net income may be adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Two of our PRC subsidiaries, Shanghai MecoxLane International Mailorder Co., Ltd., or MecoxLane Mailorder, and Mai Wang Trading, enjoy a preferential corporate income tax rate of 22% in 2010 and 24% in 2011, and Mai Wang Information, as a software enterprise, enjoys a corporate income tax exemption in 2009 and 2010 and will continue to be entitled to a 50% reduction of its applicable income tax rate from 2011 to 2013. The reduced applicable income tax rate of Mai Wang Information will be 12.5% from 2011 to 2013. See “Management’s Discussions and Analysis of Financial Condition and Results of Operations—Taxation.”

Various local governments in China have provided discretionary preferential tax treatments to us. However, these local governments may decide to reduce or eliminate these preferential tax treatments at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result. Any expiration, reduction or discontinuation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and thus have a material adverse effect on our operating results.

We principally rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiaries in China for our cash requirements, including the funds necessary to service any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries. If earnings from our PRC subsidiaries were to decline, our earnings and cash flow would be materially and adversely affected. As of December 31, 2009, we had, on a consolidated basis, accumulated losses of $30 million representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder. Therefore, our relevant PRC subsidiaries are not able to distribute dividends to us until their accumulated losses have been made up. Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of those earnings. Our PRC subsidiaries do not have a history of paying dividends. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to make up the historical accumulated losses and pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

In addition, under the PRC Corporate Income Tax Law and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we are a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement.

We may be classified as a “resident enterprise” for PRC corporate income tax purposes, which could result in our global income becoming subject to 25% PRC corporate income tax.

The PRC Corporate Income Tax Law provides that enterprises established outside China whose “effective management” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% corporate income tax rate as to their global income. Under the implementation regulations, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise.

In April 2009, the State Administration of Taxation released a circular that sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise. Under the circular, a Chinese Funded Enterprise is considered a resident enterprise if all of the following applies: (i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC. The circular explicitly provides that the above standards apply to the enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, and therefore such standards may be cited for reference only and may not be directly adopted when considering whether our “effective management” is in the PRC or not. Accordingly, it is still uncertain whether we may be considered a resident enterprise under the PRC Corporate Income Tax Law. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, we will be subject to a 25% PRC income tax on our global income and such 25% PRC corporate income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

If we are classified as a “resident enterprise” for PRC corporate income tax purposes, you may be subject to PRC withholding tax on dividends from us or to PRC income tax on gain realized on the transfer of our ADSs or ordinary shares.

Under the PRC Corporate Income Tax Law and related implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty otherwise provides. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the PRC Corporate Income Tax Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

The limited use of personal computers in China and the relatively high cost of Internet access may limit the development of the Internet in China and impede our growth.

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is significantly lower than in the United States and other developed countries. Furthermore, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of Internet access still remains relatively high. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. In addition, there is no assurance that there will not be any increase in Internet access or telecommunication fees in China. If that happens, the number of our online customers may decrease and the growth of our customer base may be materially impeded.

The continued growth of China’s Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local counterpart. Capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Pursuant to a circular issued by the Ministry of Commerce and the State Administration for Industry and Commerce, a number of foreign invested enterprises, including MecoxLane Mailorder, have been prohibited from expanding their construction scale. Such prohibition may make us unable to finance MecoxLane Mailorder by means of increasing capital contributions or through non-RMB loans.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Substantially all of our cash inflows and outflows are denominated in Renminbi. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations such as payment of dividends declared in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to make payments of current accounts, like dividends to their offshore holding companies, in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC authorities will not take further measures in the future to restrict access to foreign currencies for current account transactions. We may also have different views with the PRC authorities with respect to certain foreign exchange transactions. Our Cayman Islands holding company historically provided certain funds to our PRC subsidiaries, which we have treated as current-account transactions that did not require prior approval from the SAFE. However, if the PRC authorities do not take the same view as to these transactions, we may be subject to penalties such as fines or restrictions on remitting such funds outside China. These and other uncertainties with respect to currency exchange controls may have a material adverse impact on our operations and financial condition.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose vehicle.” PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to the SAFE notice.

We have requested our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of the SAFE notice and urge those who are PRC residents to register with the local SAFE branch as required under the SAFE notice. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE notice or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which will adversely affect our business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an over 20% appreciation of the RMB against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The regulations require offshore special purpose vehicles that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that special purpose vehicles are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the above regulations remain unclear, and this offering may ultimately require approval from the CSRC, and if it does, it is uncertain how long it will take us to obtain the approval. If CSRC approval is required for this offering, our failure to obtain or delay in obtaining the CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

Our PRC counsel, King & Wood, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Market, partly based on the fact that no public record indicating that any of the issuers having similar corporate structures and already listed on an off-shore stock exchange has been required by the CSRC to procure the approval of the CSRC prior to its listing, and given the timing of the formation of our company and our subsidiaries and affiliated entities, as well as the sequence of the formation of our offshore holding companies and their subsidiaries in the PRC.

The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We face risks of health epidemics and other disasters, which could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. In 2006 and 2007, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could require the temporary closure of our offices or stores. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. In January and February of 2008, large portions of Southern and Central China were hit with a series of snowstorms, which caused extensive damage and transportation disruption. If any similar man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

New labor laws in the PRC may adversely affect our results of operations.

China adopted a new labor law effective on January 1, 2008, that establishes more restrictions and increases costs for employers to dismiss employees. For example, the new labor law requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce in the PRC, the new labor law could adversely affect our ability to effect such changes in a manner that is most advantageous to our circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected. In addition, the new labor law requires employers pay compensation to their employees who agree to bear non-competition obligations on a monthly basis after the employees’ employments expire or terminate, which will increase employers’ operating expenses.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and an active trading for our ADSs may not develop after this offering so you may not be able to resell your ADSs at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our ordinary shares or ADSs. Our ADSs have been approved for listing on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs would be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price. You may lose parts or all of your investment in our ADSs.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other companies operate in our industry, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Volatility in global capital markets, as was experienced during the global financial crisis, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

As of June 30, 2010, our existing investors had paid an average of approximately $0.28 per share for our ordinary shares on an as converted basis, assuming our preference shares being converted into ordinary shares immediately upon the completion of this offering. If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $8.85 per ADS (assuming no exercise by the underwriters of their option to purchase additional ADSs), representing the difference between our net tangible book value per ADS as of June 30, 2010, after giving effect to this offering at the initial public offering price of $11.00 per ADS. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options or other share-based awards. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or the perception of sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, as disclosed under “Description of Share Capital—Registration Rights,” certain holders of our ordinary shares have the right to cause us to register the sale of an aggregate of 295,748,248 shares under the Securities Act, subject to a 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the related registration statement. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

As an ADS holder, you may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying your ADSs.

Pursuant to our amended and restated memorandum and articles of association, we may convene a shareholders’ meeting upon 14 days’ notice. When a shareholder’s meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are organized under Cayman Islands law, conduct substantially all of our operations in China and the majority of our directors and officers reside outside the United States.

We are organized in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our current operations in China through our subsidiaries and affiliated entities in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation organized in a jurisdiction in the United States.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering and you may not agree with our management on these uses.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for general corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or lose value.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

We have adopted amended and restated articles of association effective upon the effectiveness of this registration statement that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

In addition, certain actions require the approval of a supermajority of at least two-thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2010 or the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules. In addition, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We will incur increased costs as a public company.

As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we do as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, have required changes in the corporate governance practices of public companies.

When we become a public company, we will establish additional board committees and will adopt and implement additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, will increase our costs. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other reports with the SEC.

We are currently evaluating and monitoring developments with respect to these rules. We expect these rules and regulations will increase our legal and financial compliance costs, but we cannot predict or estimate the additional costs or the timing of initially additional costs we may incur.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our business strategies and initiatives as well as our business plans;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our expectations with respect to increased revenue growth and our ability to sustain profitability;

•	our products under development or planning;

•	our ability to attract clients and further enhance our brand recognition; and

•	trends and competition in the e-commerce and apparel and accessories industry.

This prospectus also contains data related to the e-commerce and apparel and accessories industry in China, which include projections that are based on a number of assumptions. These market data include market data from (i) a report commissioned by us and prepared by Frost & Sullivan, an independent research and advisory firm, (ii) two reports prepared by iResearch, an independent research and advisory firm, including a report commissioned by us, and (iii) China Internet Network Information Center, or CNNIC. The e-commerce and apparel and accessories industry in China may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $95.1 million, or approximately $101.0 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting the underwriting discounts and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares, retain talented employees by providing them with equity incentives and obtain additional capital. We intend to use the net proceeds we will receive from this offering as follows:

•

approximately $15.0 million to enhance our e-commerce infrastructure primarily through MecoxLane Information, one of our VIEs, and Mai Wang Information, one of our PRC subsidiaries. We plan to improve our management information system software and our e-commerce website and upgrade our hardware such as servers and computers from 2010 to 2012;

•

approximately $29.5 million to build part of a new logistics center and warehouse primarily through Mecox Lane Technology (China) Limited, or MecoxLane Technology, one of our PRC subsidiaries. We have a plan to build a new logistics center in Jiangsu Province with an area of approximately 200,000 square meters. The first stage of approximately 100,000 square meters will be completed by the end of 2012;

•

approximately $6.5 million for store growth and improvement primarily through MecoxLane Shopping and Rampage Shopping, two of our VIEs. We intend to use part of this $6.5 million to open an additional approximately five directly operated stores and approximately 20 franchised stores in 2010. The remaining portion of this $6.5 million will be used to improve our existing stores and to open additional stores in future years; and

•

the remaining proceeds for working capital and other corporate purposes, including procuring products to diversify our merchandise offerings primarily through Mai Wang Trading and Rampage Trading, two of our PRC subsidiaries, enhancing our online advertising efforts primarily through MecoxLane Information, one of our VIEs, and recruiting additional employees to expand our design and product management teams.

We plan to transfer a majority of the net proceeds to our PRC subsidiaries by contributing to their registered capital or providing shareholder loans. We plan to transfer the remaining net proceeds to our VIEs by providing loans to the shareholders of the VIEs under new contractual arrangements. These shareholders of VIEs will then transfer such amounts to the VIEs by increasing the registered capital of these VIEs. We have not entered into any agreement for the above shareholder loans or any new contractual arrangements to transfer the net proceeds to our VIEs.

We believe the proceeds from this offering will provide sufficient capital to our expansion plans above mentioned. The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

DIVIDEND POLICY

We have not previously declared or paid and have no plan to declare and pay in the near future any dividends on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Any accumulated losses of PRC subsidiaries will hinder their abilities to pay dividends to us. As of December 31, 2009, we had, on a consolidated basis, accumulated losses of $30 million representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder. Until our PRC subsidiaries generate sufficient earnings and cash flows to make up the historical accumulated losses, they may be unable to pay dividends or otherwise distribute sufficient funds to enable us to declare dividends. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis;

•

on a pro forma basis to reflect the assumed conversion of all of our outstanding Series B, Series C, and Series D convertible non-redeemable preference shares into 123,961,259 ordinary shares immediately upon the completion of this offering; and

•

on a pro forma as-adjusted basis to reflect the assumed conversion of all of our outstanding Series B, Series C, and Series D convertible non-redeemable preference shares into 123,961,259 ordinary shares immediately upon the completion of this offering as the holders of these preference shares sent us written notice of converting their preference shares to ordinary shares immediately upon the completion of this offering if, among other things, this offering would be completed before January 31, 2011, and the issuance and sale of 68,000,002 ordinary shares in the form of ADSs by us in this offering at the initial public offering price of $11.00 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2010
	Actual	Pro forma(1)	Pro forma as-adjusted
	(in thousands of $)
Series B convertible non-redeemable preference shares, $0.0001 par value, 8,600,000 shares authorized and 8,551,400 shares issued and outstanding	18,477	—	—
Series C convertible non-redeemable preference shares, $0.0001 par value, 1,450,000 shares authorized and 1,441,024 shares issued and outstanding	3,114	—	—
Series D convertible non-redeemable preference shares, $0.0001 par value, 1,750,000 shares authorized and 1,733,832 shares issued and outstanding	3,764	—	—
Redeemable noncontrolling interests	25	25	25

Equity (deficit):
Ordinary shares, $0.0001 par value, 390,000,000 shares authorized, 209,230,993 shares issued and outstanding on an actual basis, 333,192,252 shares issued and outstanding pro forma, and 401,192,254 shares issued and outstanding pro forma as adjusted	21	33	40
Additional paid-in capital	30,761	56,104	151,215
Accumulated deficit	(28,127)	(28,127)	(28,127)
Accumulated other comprehensive income	1,154	1,154	1,154

Total Mecox Lane Limited equity	3,810	29,164	124,282

Noncontrolling interests(2)	100	100	100

Total equity	3,910	29,264	124,382

Total capitalization	29,290	29,289	124,407

(1)	Shareholders of Series B, Series C and Series D preference shares were not obligated to convert such shares upon the completion of this offering as of June 30, 2010.

(2)	Noncontrolling interest does not reflect the impact from the potential exercise of a put option and other rights held by Iconix and its assignee. See “Corporate History and Structure—Our Corporate Structure—Agreements with Iconix” for a description of such rights.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2010 was approximately $2.6 million, or $0.01 per ordinary share and $0.09 per ADS. Net tangible book value represents the amount of total tangible assets, minus the amount of total liabilities and mezzanine equity. Our pro forma net tangible book value as of June 30, 2010 was approximately $28.0 million, or $0.08 per ordinary share and $0.59 per ADS. Pro forma net tangible book value adjusts net tangible book value to give effect to the assumed conversion of all our outstanding Series B, Series C, and Series D convertible preference shares into 123,961,259 ordinary shares upon the completion of this offering.

Without taking into account any other changes in such net tangible book value after June 30, 2010, other than to give effect to (i) the assumed conversion of all of our outstanding Series B, Series C, and Series D convertible preference shares into 123,961,259 ordinary shares upon the completion of this offering, and (ii) our sale of the ADSs offered in this offering, at the initial public offering price of $11.00 per ADS, after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma as adjusted net tangible book value at June 30, 2010 would have been $123.1 million, or $0.31 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $2.15 per ADS. This represents an immediate increase in pro forma net tangible book value of $0.23 per ordinary share, or $1.56 per ADS, to existing shareholders and an immediate dilution in the pro forma as adjusted net tangible book value of $1.26 per ordinary share, or $8.85 per ADS, to purchasers of ADSs in this offering. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share from, in the case of dilution per share, the price per ordinary share based on initial public offering price per ADS, or, in the case of dilution per ADS, the total public offering price per ADS, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table illustrates this dilution:(1)

	Per Ordinary Share	Per ADS
Initial public offering price	$1.57	$11.00
Net tangible book value as of June 30, 2010	$0.01	$0.09
Pro forma net tangible book value as of June 30, 2010	$0.08	$0.59
Increase in pro forma net tangible book value attributable to this offering	$0.23	$1.56
Pro forma as adjusted net tangible book value after the offering	$0.31	$2.15
Amount of dilution in the pro forma as adjusted net tangible book value to new investors in the offering	$1.26	$8.85

(1)	The table does not reflect the impact from the potential exercise of a put option and other rights held by Iconix and its assignee. See “Corporate History and Structure—Our Corporate Structure—Agreements with Iconix” for a description of such rights.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2010, the differences between the shareholders as of June 30, 2010, including holders of our Series B, Series C, and Series D convertible preference shares which are assumed to be converted into ordinary shares immediately upon the completion of this offering, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share paid at the initial public offering price of $11.00 per ADS, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include 1,761,429 ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders	329,441,235	82.89%	$93,387,033	46.64%	$0.28	$1.98
New investors	68,000,002	17.11	106,857,146	53.36	$1.57	$11.00

Total	397,441,237	100.00%	$200,244,179	100.00%	$0.50	$3.53

The discussion and tables above also assume no exercise of any outstanding stock options. As of June 30, 2010, there were 72,943,801 ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.26 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.7815 to $1.00, the rate in effect as of June 30, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On October 22, 2010, the rate was RMB6.6585 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010
Six months ended June 30	6.7815	6.8192	6.8330	6.7815
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July	6.7735	6.7762	6.7807	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6905	6.7396	6.8102	6.6869
October (through October 22)	6.6585	6.6665	6.6912	6.6397

Source:	Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and King & Wood, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the Cayman Islands courts under the common law doctrine of obligation without any re-examination of the merits of the underlying dispute. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without a retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

King & Wood has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following selected consolidated statement of operations data for the years ended December 31, 2007, 2008, and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our selected consolidated statement of operations data for the six months ended June 30, 2009 and 2010 and the selected consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our consolidated balance sheet data as of December 31, 2007 have been derived from our audited consolidated financial statements which are not included in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

Our selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and our consolidated balance sheets as of December 31, 2005 and 2006 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands of $, except percentage, share, per share and per ADS data)
Consolidated Statement of Operations Data:
Net revenues:
Online platform	26,441	34,268	56,568	92,438	129,362	58,238	84,782
Directly operated stores	—	350	4,786	13,915	37,388	15,644	15,991
Franchised stores	—	—	5	1,174	10,939	2,426	7,261

Total net revenues	26,441	34,618	61,359	107,527	177,689	76,308	108,034

Cost of goods sold (excluding depreciation and amortization):
Online platform	15,867	19,540	31,438	51,610	74,490	33,105	48,650
Directly operated stores	—	176	2,007	6,173	16,055	6,693	7,161
Franchised stores	—	—	4	696	6,512	1,442	4,538

Total cost of goods sold (excluding depreciation and amortization)	15,867	19,716	33,449	58,479	97,057	41,240	60,349

Operating expenses:
Selling, general and administrative expenses	9,002	21,697	23,124	43,300	68,505	28,550	42,580
Depreciation and amortization	360	386	559	1,454	3,598	1,570	2,313
Other expense (income), net	(82)	(57)	(177)	(23)	(254)	(40)	(159)

Total operating expenses	9,280	22,026	23,506	44,731	71,849	30,080	44,734

Income (loss) from operations	1,294	(7,124)	4,404	4,317	8,783	4,988	2,951
Interest income	19	75	103	510	351	148	138

Income (loss) before income taxes	1,313	(7,049)	4,507	4,827	9,134	5,136	3,089
Income tax expense (benefit)	(80)	(401)	395	1,275	1,922	1,078	562

Net income (loss)	1,393	(6,648)	4,112	3,552	7,212	4,058	2,527

Earnings (loss) per ordinary share:
Basic	0.01	(0.05)	$0.01	$0.01	$0.02	$0.01	$0.01
Diluted	0.01	(0.05)	$0.01	$0.01	$0.02	$0.01	$0.01
Weighted average ordinary shares used in per share calculation:
Basic	1,940,459	119,443,602	165,338,144	204,866,943	205,381,732	205,381,732	205,381,732
Diluted	3,490,809	119,443,602	329,055,611	331,009,675	332,293,300	331,049,991	361,337,123
Other Financial Data
Adjusted net income (1)	1,393	680	4,414	5,238	9,853	5,128	4,172

(1)	We define adjusted net income, a non-GAAP financial measure, as net income excluding share-based compensation expenses. We review adjusted net income together with net income to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income is that it does not include all items that impact our net income for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income in isolation from or as an alternative to net income prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of adjusted net income, a non-GAAP financial measure, from net income, our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands of $)
Net income	1,393	(6,648)	4,112	3,552	7,212	4,058	2,527
Add back: Share-based compensation expenses	—	7,328	302	1,686	2,641	1,070	1,645

Adjusted net income	1,393	680	4,414	5,238	9,853	5,128	4,172

	As of December 31,					As of June 30,
	2005	2006	2007	2008	2009	2010
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	4,917	6,585	14,512	10,136	18,758	24,918
Total assets	9,398	12,687	23,626	38,450	63,068	71,712
Total liabilities	6,371	8,484	14,131	23,036	37,756	42,422
Mezzanine equity:
Series B convertible non-redeemable preference shares	29,415	18,477	18,477	18,477	18,477	18,477
Series C convertible non-redeemable preference shares	4,957	3,114	3,114	3,114	3,114	3,114
Series D convertible non-redeemable preference shares	5,964	3,764	3,764	3,764	3,764	3,764
Redeemable noncontrolling interests	—	—	—	—	25	25
Ordinary shares	0	17	20	21	21	21
Additional paid-in capital	1,490	23,783	24,758	26,475	29,116	30,761
Accumulated deficit	(39,268)	(45,531)	(41,418)	(37,866)	(30,654)	(28,127)
Total equity (deficit)	(37,310)	(21,127)	(15,859)	(9,940)	(67)	3,910
Total liabilities, mezzanine equity and equity (deficit)	9,398	12,687	23,626	38,450	63,068	71,712

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We operate China’s leading online platform for apparel and accessories as measured by revenues in 2009, according to the Frost & Sullivan report. We offer a wide selection of products on our M18.com e-commerce website, evidenced by approximately 24,600 SKUs in 2009 and approximately 23,000 SKUs in the first six months of 2010, targeting the large demographic of young urban female shoppers with fast-growing spending power. We had approximately 1.9 million active customers as of December 31, 2009 and approximately 2.1 million as of June 30, 2010. Our online platform offers products under our own proprietary brands, such as Euromoda and Rampage, and under selected third-party brands, including established international and Chinese brands such as Adidas, Daphne, Kappa and Li Ning as well as independent and emerging brands featuring unique designs.

We strive to provide our customers an enjoyable shopping experience. On our well-designed and user-friendly e-commerce website, we roll out our proprietary and third-party branded products at the forefront of fashion trends, aiming to provide the best selection of products to satisfy our customer’s fashion needs. We are able to provide better “value for money” to our customers because our online platform reduces our costs and expenses for product display, rental, staffing and inventory. In 2007, 2008, 2009 and the first six months of 2010, approximately 82%, 83%, 84% and 86%, respectively, of our orders by value were placed by repeat customers.

Our online platform is supported by our superior operational capabilities. Our customer service call center staffed by over 900 representatives provides comprehensive and real-time assistance to our customers. We outsource the production of our proprietary branded products to OEM suppliers across China, and apply rigorous quality control to ensure product quality. As of September 2010, our centralized logistics center in Shanghai had the capability to process 38,000 orders per day and our logistics centers in Beijing, Chengdu and Guangzhou had the capacity to process another 12,000 orders per day. We closely manage third-party express courier companies to provide reliable and speedy delivery to our customers nationwide. We provide our online customers the flexibility to choose from a number of payment options, including COD, online payment, wire transfer and postal remittance.

To enhance our brand recognition and to reach target customers in second- and third-tier cities who are less familiar with Internet shopping but present substantial consumption potential, we also offer, through a network of stores, women’s apparel and accessories under our proprietary Euromoda and Rampage brands, to which we own all rights in China. Our store network comprised 478 stores in 182 cities across China as of June 30, 2010, including 320 franchised stores and 158 directly operated stores.

Our net revenues grew from $61.4 million in 2007 to $177.7 million in 2009, representing a CAGR of 70.2%. Our net income grew from $4.1 million to US$7.2 million over the same period, representing a CAGR of 32.4%. Our adjusted net income excluding share-based compensation expenses, a non-GAAP financial measure, grew from $4.4 million to $9.9 million over the same period, representing a CAGR of 49.4%. We generated net revenues of $108.0 million for the six months ended June 30, 2010, representing a 41.6% increase from our net revenues of $76.3 million for the six months ended June 30, 2009. We had a net income of $2.5 million for the first six months of 2010, representing a 37.7% decrease from our net income of $4.1 million for the same period in 2009 as the increases in the cost of goods sold and selling, general and marketing expenses outpaced the increase in our net revenues primarily due to unusually prolonged cold weather in the first quarter of 2010 resulting in lower than expected demand for spring apparel. Our adjusted net income decreased by 18.6% to $4.2 million from $5.1 million over the same period.

We use adjusted net income, a non-GAAP financial measure, as a key financial performance indicator to assess our operating results. We define adjusted net income as net income excluding share-based compensation expenses. We review adjusted net income together with net income to have a better understanding of our operating performance. We believe it is useful information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses. However, the use of adjusted net income has material limitations as an analytical tool, as share-based compensation expenses have been, and will continue to be, incurred as a necessary element of our expenses. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income in isolation from or as an alternative to consolidated income data prepared in accordance with U.S. GAAP. For details on these limitations and reconciliation of adjusted net income to net income, our most directly comparable U.S. GAAP financial measure, see “Prospectus Summary—Summary Consolidated Financial Information.”

Factors Affecting Our Results of Operations

Our operating results and financial condition are affected by a number of factors, including:

•	levels of per capita disposable income and consumer spending;

•	growth of Internet penetration and B2C e-commerce in China;

•	effectiveness of our marketing activities;

•	expansion of our physical store network;

•	our product offerings and pricing; and

•	control of product sourcing cost and operating expenses.

Levels of Per Capita Disposable Income and Consumer Spending

The levels of per capita disposable income and consumer spending in China have risen significantly in recent years as a result of strong economic growth. From 2000 to 2009, according to the National Bureau of Statistics of China, per capita annual consumption expenditure among urban households in China increased at a CAGR of approximately 10.5% from approximately RMB4,998 in 2000 to approximately RMB12,265 ($1,809) in 2009.

We believe the increases in per capita disposable income and consumer spending resulted in an increase in the demand for apparel and accessories products, particularly among young urban women. From 2004 to 2009, the value of women’s apparel and accessories consumption grew at a CAGR of 17.5%, according to the Frost & Sullivan report. Apparel sales to young women between the ages of 20 to 29 demonstrated the highest growth among all age segments, at a CAGR of 19.8% from 2004 to 2009. We position our products to target primarily young urban women in China who seek fashion products. We believe that our product positioning enables us to tap into attractive consumer segments with strong growth potential. Consumers in China have also tended to shift their spending more towards the consumption of fashion apparel and accessories. According to the Frost & Sullivan report, sales revenues from fashion wear reached RMB176.5 billion ($26.0 billion) in 2009, and this segment is also expected to grow at a CAGR of 20.4% from 2009 to 2015, the fastest rate among all the segments of women’s apparel and accessories. The increase in consumption of women’s apparel and accessories products, particularly fashion apparel, has fueled our growth. We believe that the expected continued growth in this market will present us with opportunities for our further expansion.

Growth of Internet Penetration and B2C E-commerce in China

With the growing popularity of B2C e-commerce in China, sales through our online platform, particularly our e-commerce website, have achieved significant growth. China’s growing Internet user base has fueled the growth of e-commerce in China. According to the CNNIC, in June 2008, China surpassed the United States as the country of the most number of Internet users in the world. There were 384 million Internet users in China as of the end of 2009, of which 90.1% were broadband subscribers, according to CNNIC. The total sales revenues of the B2C e-commerce market in China grew from RMB1.3 billion in 2004 to RMB31.8 billion ($4.7 billion) in 2009, representing a CAGR of 89.5%, and are expected to grow to RMB920.0 billion in 2015, according to iResearch. Retail revenues of women’s apparel and accessories sold through online platform grew at a CAGR of 26.4% from 2004 to 2009 and is expected to grow at a CAGR of 37.2% from 2009 to 2015, according to the Frost & Sullivan report. With the growing popularity of B2C e-commerce, the number of orders placed via our online platform increased from approximately 3.0 million in 2007 to approximately 6.2 million in 2009, and the number of active customers of our online platform increased from approximately 1.1 million as of December 31, 2007 to approximately 1.9 million as of December 31, 2009 and further to approximately 2.1 million as of June 30, 2010. However, the Internet use and Internet shopping penetration ratios in China are still low compared to developed countries. With the Internet becoming increasingly popular among Chinese consumers, there are great growth opportunities for B2C e-commerce in China.

Effectiveness of Our Marketing Activities

We have 15 years of experience with various marketing approaches and customer segmentation in China and our sophisticated data analysis helps us achieve highly-targeted, effective and cost-efficient marketing. We utilize direct marketing tools, including online advertising, circulation of catalogs, targeted e-mails and SMS and out-bound calls, to attract new customers and increase customer spending over our online platform. We systematically analyze our extensive customer database, segment customers and circulate promotion information according to predictions based on customers’ consumption habits and preferences. To enhance efficiency of online advertising, we typically pay advertising fees based on the percentage of actual sales generated from advertising activities. Compared to mass marketing, we believe these targeted marketing efforts help us cost-effectively increase sales over our online platform. We also conduct various other marketing and promotion activities such as print media advertising, loyalty programs and fashion shows to enhance our brand awareness and increase customer loyalty. As a result, the number of our active customers of our online platform increased from approximately 1.1 million as of December 31, 2007 to approximately 1.9 million as of December 31, 2009 and further to approximately 2.1 million as of June 30, 2010. To control marketing cost, we usually conduct test marketing prior to launching new products to predict specific sources of demand, growth potential and acceptable selling prices of our products. We also carry out test marketing to analyze the effectiveness of each marketing approach before rollout of mass marketing. This approach helps us minimize customer acquisition cost and improve the return-on-investment on our marketing activities.

Expansion of Physical Store Network

Our physical store network has also grown substantially since we began selling our branded apparel and accessories in stores in 2006. The number of our stores increased from 27 as of December 31, 2007 to 402 as of December 31, 2009 and further to 478 as of June 30, 2010, which contributed to the increase in our net revenues. The expansion of our directly operated stores also increased our compensation and benefit expenses and rental expenses.

We have expanded and plan to continue to expand our store network in second- and third-tier cities by opening franchised stores in order to achieve high growth with minimum capital investment. As of June 30, 2010, we had 320 franchised stores and 158 directly operated stores. We plan to open an additional approximately 20 franchised stores and an additional approximately 5 directly operated stores in 2010. The product offerings of our franchised stores and directly operated stores are similar. We sell our apparel and accessories products to franchisees at wholesale prices, lower than the prices we charge end customers of our directly operated stores. Therefore, our franchised stores’ expansion at a faster pace compared to our directly operated stores may affect our gross margin. On the other hand, opening franchised stores allows us to minimize capital investment and rental and staffing expenses. Under our arrangements with a portion of our franchisees, we are not responsible for their inventories but allow for a 10% return rate with respect to unsold merchandise of the current season. Other franchisees selling our products on a consignment basis may return 100% of unsold merchandise.

Our Product Offerings and Pricing

Our current featured product categories consist of apparel and accessories, home products, beauty and healthcare products, and other products. The margins of different categories of products vary. Beauty and healthcare products are usually sold at the highest margins among our products. Women’s apparel and accessories are also sold at relatively high margins as compared to other products.

We generally generate higher margins by selling our proprietary brands as compared to third-party branded products, because we retain full brand premium for our own branded products. The relatively high gross margin of sales through our franchised and directly operated stores compared to our online platform was partly attributable to the fact that we only sell our own branded apparel and accessories products in our physical stores. We design our branded apparel and accessories in-house and promote the fast-fashion concept by quickly rolling out our products at the forefront of fashion trends. We offered over 5,100 SKUs and 6,100 SKUs of apparel and accessories under our proprietary Euromoda and Rampage brands in 2009 and in the six months ended June 30, 2010, respectively.

We also source third-party branded products for resale to diversify our product offering and increase revenues. The number of SKUs we offered has increased in recent years. We offered approximately 7,000 SKUs and 1,900 SKUs through our online platform and franchised and directly operated stores in 2007, respectively, and offered approximately 24,600 SKUs and 5,400 SKUs of products through our online platform and franchised and directly operated stores in 2009, respectively. We plan to further expand our product portfolio by introducing more brands, enhancing product design of our proprietary brands and sourcing more third-party products. We have launched 159 third-party brands in the first half of 2010 and are planning to launch 160 more in the second half of 2010.

We believe there is a promising market opportunity for value-for-money fashion. We have implemented a value-for-money strategy to increase sales and to provide our customers with affordable fashion apparel. We promote fast fashion apparel and accessories while pricing products as low as one third to one half of comparable products sold in department stores. We believe our beauty and healthcare products are priced as much as 50% lower than comparable products offered on television shopping programs. We generally adopt a unified price to end customers across our sales platforms for the same product during most of its lifecycle.

Control of Product Sourcing Cost and Operating Expenses

All of our products are manufactured by third-party suppliers, and the product sourcing cost accounted for a majority of our cost of goods sold. Fluctuation in our product sourcing cost affects our ability to price our product competitively and our results of operations. We strictly control our product sourcing cost. In particular, our product management team sourced products from a network of over 1,300 and 1,100 OEM suppliers across China in 2009 and in the six months ended June 30, 2010, respectively, which allowed us to benefit from low manufacturing cost while maintaining high product quality. When our product management team selects an OEM supplier for a particularly order, a separate team will contact other OEM suppliers for another quote based on the same quality requirements. This independent bidding process allows us to control cost and closely manage the sourcing process.

With the expansion of our business, we have experienced increases in operating expenses, including compensation and benefit expenses for our retail and corporate office employees, rental of and depreciation related to directly operated stores, call centers, logistics center and corporate facilities, marketing and advertising expenses. To cost efficiently manage our rapid growth in recent years, we have employed strict internal processes and policies to control our operating expenses.

Net Revenues

The following table sets forth our net revenues by segment both in absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2007		2008		2009		2009		2010
	(in thousands of $, except percentage)
		%		%		%		%		%
Net revenues:
Online platform	56,568	92.2	92,438	86.0	129,362	72.8	58,238	76.3	84,782	78.5
Directly operated stores	4,786	7.8	13,915	12.9	37,388	21.0	15,644	20.5	15,991	14.8
Franchised stores	5	0.0	1,174	1.1	10,939	6.2	2,426	3.2	7,261	6.7

Total net revenues	61,359	100.0	107,527	100.0	177,689	100.0	76,308	100.0	108,034	100.0

In 2007, 2008 and 2009, we generated net revenues of $61.4 million, $107.5 million and $177.7 million, respectively. For the six months ended June 30, 2009 and 2010, we generated net revenues of $76.3 million and $108.0 million, respectively. We have derived our revenues from three segments: (i) our online platform, comprising sales through our M18.com e-commerce website and call centers, (ii) directly operated stores, comprising sales through our directly operated stores and (iii) franchised stores, comprising sales to our franchisees who operate franchised stores. Our online platform accounted for 72.8% and 78.5% of our net revenues in 2009 and for the six months ended June 30, 2010, respectively, and we expect that most of our revenues will continue to be derived from our online platform as we plan to market and sell more products, including third-party branded apparel and accessories products, via our online platform. Our revenues include shipping and handling fees we charge our online platform customers and are presented net of PRC value-added tax, business tax and related surcharges.

Our net revenues are subject to seasonal fluctuations. For example, our net revenues are usually lower during the Chinese New Year period when customers tend to do less online shopping. Our net revenues in July and August also tend to be lower than other months because our summer apparel products usually have lower unit prices compared to our apparel products for the autumn and winter seasons.

Online Platform.    We directly market and sell apparel and accessories, home products, beauty and healthcare products, and other products through our online platform. Revenues are recognized at the time the end customers receive the products, which are typically within a few days of shipment.

The following table illustrates the numbers of average daily unique visitors and monthly page views of our website, customers making purchases through our online platform and purchase orders in the three years ended December 31, 2009 and for the six months ended June 30, 2009 and 2010.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(in thousands)
Number of average daily unique visitors of our website in the last month of each period	62.8	90.0	433.2	93.7	670.7
Number of page views of our website in the last month of each period	39,637.4	64,936.4	198,858.9	63,611.7	236,713.8
Number of customers making purchase through our online platform	1,146.5	1,507.1	1,878.9	1,082.4	1,417.6
Number of purchase orders	2,995.2	4,650.1	6,217.8	2,687.1	4,296.8

Almost all the products we offer are available on our e-commerce website. Once a customer places an order via our M18.com e-commerce website, our logistics center will package the products to be shipped. We deliver our products nationwide via a network of third-party express courier companies and EMS. Customers have a number of payment options, including COD, online payment, wire transfer and postal remittance. COD via third- party express courier companies is available to customers in over 100 cities in China. Third-party express courier companies and EMS collect payment from customers at the point of delivery.

Certain of our customers become aware of our products primarily from our catalogs and our out-bound calls. Our catalogs feature all the main categories of our products. Among the approximately 24,600 SKUs we offered in 2009, approximately 9,100 SKUs were displayed in our catalogs. Among the approximately 23,000 SKUs we offered for the six months ended June 30, 2010, approximately 7,000 were displayed in our catalogs. Our out-bound call center primarily markets and sells beauty and healthcare products. After customers confirm orders over the telephone, generally we deliver orders via third-party express courier companies and collect payment through COD.

Stores.    We have offered women’s apparel and accessories in physical stores under our own Euromoda and Rampage brands since 2006 and 2009, respectively.

The following table presents selected operating data of our physical stores as of the dates indicated:

	As of December 31,			As of June 30,
	2007	2008	2009	2009	2010
Number of stores
Directly operated stores	25	128	177	154	158
Franchised stores	2	39	225	66	320

All stores	27	167	402	220	478

Total store size of our directly operated stores in square meter	2,296	14,984	20,688	18,181	16,883

The following table presents selected operating data of our physical stores for 2007, 2008 and 2009 and for the six months ended June 30, 2009 and 2010:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
Average number of stores in operation(1)	14	79	256	199	453
Average number of directly operated stores in operation	14	64	157	145	168
Average number of franchised stores in operation	0	15	99	54	285
Directly operated stores:
Average store size in square meters(2)	100	104	118	119	107
Net revenues per square meter(3)	$284	$173	$168	$151	$148
Average monthly net revenues per existing store(4)	$31,694	$20,825	$20,285	$18,801	$15,726
Comparable store sales growth(5)	52.0%	(0.8)%	25.4%	28.5%	(9.4)%

(1)	Average number of stores in operation equals the sum of the number of stores at the end of each month in the applicable period, divided by the number of months in the period.

(2)	Average store size in square meters is the average of the figures for each month in the period. The figure for each month is equal to the sum of the total square meters of our directly operated stores open as of the end of the month divided by the total number of such stores open as of the end of the month.

(3)	Net revenues per square meter is the result of dividing net revenues from our directly operated stores only for the period presented by average store size in square meter calculated as described in footnote (2) above.

(4)	Average monthly net revenues per existing store represents (i) net revenues for the period generated from our directly operated existing stores divided by (ii) the aggregate number of the months during which such existing stores were in operation in the period. Directly operated existing stores refer to our directly operated stores that were open at the end of previous period.

(5)	Comparable store sales percentage changes are calculated by comparing comparable store sales for the applicable period to comparable store sales for the corresponding period in the prior fiscal year. See “Prospectus Summary—Conventions which Apply to this Prospectus” for more information about how we compute comparable store sales.

In order to lower our operating expenses, we have converted some of our directly operated stores, particularly those in second- and third-tier cities, to franchised stores, the owners of which are more familiar with the local market. In 2007, 2008, 2009 and for the six months ended June 30, 2010, we converted nil, nil, 21 and 17 directly operated stores to franchised stores, respectively.

Our franchisees generally enter into annual ordering agreements with us. They typically make a down payment upon placing orders, with the balance of the purchase price fully paid before shipment. Under our arrangements with a portion of the franchisees, we are not responsible for franchised stores’ inventories but allow for a 10% return rate with respect to the unsold merchandise of the current season. Other franchisees selling our products on a consignment basis may return 100% of unsold merchandise. When products are held by the franchisee on a consignment basis, we recognize revenues from sales to franchisees upon sale to the end customers. Consignment sales are recorded net of the amount retained by the franchisee. Because we do not have verifiable data on franchised stores’ sizes and their sales to end customers and these data are not directly linked to our financial results, we do not review the operating results of the franchised stores in the same way as we review those of our directly operated stores.

For our directly operated stores, we generally collect sales proceeds at the points of sale. We are generally able to shorten our receivable period compared to retailers which lease concession areas from department stores, as we usually do not need to grant department stores credit periods.

Cost of Goods Sold (Excluding Depreciation and Amortization, or ex-D&A)

The following table sets forth our cost of goods sold by platform and by type of cost for the periods indicated both in absolute amount and as a percentage of total net revenues.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2007		2008		2009		2009		2010
	(in thousands of $, except percentage)
		%		%		%		%		%
Cost of goods sold by platform:
Online platform	31,438	51.2	51,610	48.0	74,490	41.9	33,105	43.4	48,650	45.0
Directly operated stores	2,007	3.3	6,173	5.7	16,055	9.0	6,693	8.8	7,161	6.6
Franchised stores	4	0.0	696	0.6	6,512	3.7	1,442	1.8	4,538	4.2

Total	33,449	54.5	58,479	54.4	97,057	54.6	41,240	54.0	60,349	55.8

Cost of goods sold by type of cost:
Cost of merchandise sold	29,037	47.3	51,362	47.8	86,655	48.8	36,324	47.5	53,772	49.7
Customer shipping and handling costs	4,412	7.2	7,117	6.6	10,027	5.6	4,555	6.0	6,249	5.8
Merchandise inventory write-down and shortage	—	—	—	—	375	0.2	361	0.5	328	0.3

Total	33,449	54.5	58,479	54.4	97,057	54.6	41,240	54.0	60,349	55.8

Our cost of goods sold ex-D&A primarily consists of cost of merchandise sold, customer shipping and handling costs, and merchandise inventory write-down and shortage. In 2007, 2008 and 2009, our cost of goods sold ex-D&A were $33.4 million, $58.5 million and $97.1 million, representing 54.5%, 54.4% and 54.6% of our net revenues for the same periods, respectively. For the six months ended June 30, 2009 and 2010, our cost of goods sold ex-D&A were $41.2 million and $60.3 million, representing 54.0% and 55.8% of our net revenues for the same periods, respectively.

Most of our products are manufactured by third-party suppliers and the product sourcing cost, or the cost of merchandise sold, accounted for a substantial portion of our cost of goods sold ex-D&A. In 2007, 2008 and 2009, cost of merchandise sold was $29.0 million, $51.4 million and $86.7 million, representing 47.3%, 47.8% and 48.8% of our net revenues for the same periods, respectively. For the six months ended June 30, 2009 and 2010, our cost of merchandise sold were $36.3 million and $53.8 million, representing 47.5% and 49.7% of our net revenues for the same periods, respectively.

In 2007, 2008 and 2009, we recorded customer shipping and handling costs of $4.4 million, $7.1 million and $10.0 million in our cost of goods sold ex-D&A, representing 7.2%, 6.6% and 5.6% of our net revenues for the same periods, respectively. For the six months ended June 30, 2009 and 2010, we recorded customer shipping and handling costs of $4.6 million and $6.2 million in our cost of goods sold ex-D&A, representing 6.0% and 5.8% our net revenues for the same periods, respectively. Our customer shipping and handling costs include the expenses for us to ship our products to our end customers and franchisees. As usually large volumes of products are delivered per shipment to our franchisees, the unit charges for such shipping are usually low compared to our shipping to end customers. The decrease in customer shipping and handling costs as a percentage of our net revenues was primarily due to our efforts in strengthening our logistics management capabilities, the reduced unit shipping charges as a result of increases in our shipments to our franchisees following the expansion of our franchised stores, our enhanced negotiating power and third-party courier companies’ enhanced economies of scale following the increases in our volumes of products shipped.

We write down the cost of slow-moving and excess inventory to the estimated market value based on the historical and forecast demand, and such write-down is recorded as part of cost of goods sold ex-D&A.

Operating Expenses

Our operating expenses were $23.5 million, $44.7 million and $71.8 million in 2007, 2008 and 2009, respectively. Our operating expenses were $30.1 million and $44.7 million for the six months ended June 30, 2009 and 2010, respectively.

Selling, General and Administrative Expenses.    Our selling, general and administrative expenses primarily consist of compensation and benefits for our directly operated store and corporate office employees, marketing and advertising expenses, rental of directly operated stores, call centers, logistics center and corporate facilities, costs for sample product development, freight expenses associated with moving merchandise from our logistics center to stores, and legal, finance, information systems and other corporate overhead expenses. Our selling, general and administrative expenses also include share-based compensation expenses, as described below. In 2007, 2008 and 2009, our selling, general and administrative expenses were $23.1 million, $43.3 million and $68.5 million, representing 37.7%, 40.3% and 38.6% of our net revenues for the same periods, respectively. For the six months ended June 30, 2009 and 2010, our selling, general and administrative expenses were $28.6 million and $42.6 million, representing 37.4% and 39.4% of our net revenues for the same periods, respectively.

In 2007, 2008 and 2009, our compensation and benefit expenses were $7.7 million, $15.3 million and $25.6 million, representing 12.5%, 14.3% and 14.6% of our net revenues for the same periods, respectively. In 2007, 2008 and 2009, our compensation and benefit expenses, excluding share-based compensation, were $7.4 million, $13.6 million and $23.3 million, representing 12.1%, 12.7% and 13.1% of our net revenues for the same periods, respectively. For the six months ended June 30, 2009 and 2010, our compensation and benefit expenses were $11.7 million and $19.3 million, representing 15.3% and 17.9% of our net revenues for the same periods, respectively. For the six months ended June 30, 2009 and 2010, our compensation and benefit expenses, excluding share-based compensation, were $10.6 million and $17.6 million, representing 13.9% and 16.4% of our net revenues for the same periods, respectively. The increase in compensation and benefit expenses was primarily due to increases in the number of our store employees in conjunction with the expansion of our directly operated store network and the number of our corporate office employees to support our growing business.

In 2007, 2008 and 2009, our marketing and advertising expenses were $8.7 million, $15.6 million and $20.8 million, representing 14.2%, 14.5% and 11.7% of our net revenues for the same periods, respectively. For the six months ended June 30, 2009 and 2010, our marketing and advertising expenses were $8.7 million and $13.0 million, representing 11.5% and 12.1% of our net revenues for the same periods, respectively. We continue to analyze the effectiveness and return on investment of each marketing tool. We devote efforts to identifying cost-effective marketing approaches and optimizing our marketing activities. We believe these efforts helped reduce our marketing and advertising expenses as a percentage of our net revenues.

In 2007, 2008 and 2009, our rental expenses for our directly operated stores, call centers, logistics center and corporate facilities were $1.6 million, $4.2 million and $9.7 million, representing 2.6%, 3.9% and 5.4% of our net revenues for the same periods, respectively. For the six months ended June 30, 2009 and 2010, our rental expenses for our directly operated stores, call centers, logistics center and corporate facilities were $4.4 million and $5.1 million, representing 5.8% and 4.8% of our net revenues for the same periods, respectively. A small portion of our leases provided for variable rents according to our stores’ sales amounts. The increase in rental expenses in absolute numbers and as a percentage of our net revenues was primarily due to our expansion of directly operated stores and the increase in the sales of our stores with variable rents.

We expect that our selling, general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and becoming a publicly traded company.

Depreciation and Amortization Expenses.    Our depreciation and amortization expenses primarily consist of depreciation expenses in connection with leasehold improvements for our directly operated stores, call centers, logistics center and corporate facilities. In 2007, 2008 and 2009, our depreciation and amortization expenses were $0.6 million, $1.5 million and $3.6 million, respectively. For the six months ended June 30, 2009 and 2010, our depreciation and amortization expenses were $1.6 million and $2.3 million, respectively. The increase in our depreciation and amortization expenses was primarily due to the expansion of our directly operated stores.

Share-based Compensation Expenses.    In December 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan. The maximum number of shares that may be issued under the 2006 Plan is 63,456,083 ordinary shares. As of June 30, 2010, options to purchase 19,240,253 ordinary shares were outstanding, and there was no additional shares available under the 2006 Plan for future grants.

In January 2008, we adopted the 2008 Stock Option Plan, or the 2008 Plan. The maximum number of shares that may be issued under the 2008 Plan is 57,370,401 ordinary shares, options to purchase all of which were outstanding as of June 30, 2010. See “Management—Share Incentive Plans.”

We recognized share-based compensation expense of $0.3 million, $1.7 million and $2.6 million for the years ended December 31, 2007, 2008 and 2009, respectively. For the six months ended June 30, 2009 and 2010, we recognized share-based compensation of $1.1 million and $1.6 million, respectively. For detailed discussion see “—Critical Accounting Polices—Share-Based Compensation.”

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. Our subsidiaries in Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

Up through December 31, 2007, most of our subsidiaries operating in the PRC were subject to PRC income tax at the statutory rate of 33% (30% national income tax plus 3% local income tax) on their PRC taxable income. Two of our operating PRC subsidiaries, MecoxLane Mailorder and Mai Wang Trading, were registered in Pudong New District, Shanghai and were subject to a 15% tax rate pursuant to the local tax preferential arrangement.

On January 1, 2008, the PRC Corporate Income Tax Law took effect. The PRC Corporate Income Tax Law applies a uniform 25% corporate income tax rate to both foreign-invested enterprises and domestic enterprises, unless where tax incentives are granted to special industries and projects. Because Mai Wang Information is qualified as a software enterprise, it enjoyed a corporate income tax exemption in 2009 and 2010 and will continue to be entitled to a 50% reduction of its applicable income tax rate from 2011 to 2013. The reduced applicable income tax rate of Mai Wang Information will be 12.5% from 2011 to 2013. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then-effective tax laws and administrative regulations continue to enjoy preferential tax treatment within the five-year transitional period starting from January 1, 2008. MecoxLane Mailorder and Mai Wang Trading were and will be subject to an income tax rate of 18%, 20%, 22% and 24% for the four years ending December 31, 2008, 2009, 2010 and 2011, respectively, and a rate of 25% thereafter. Our other significant PRC subsidiaries and VIEs are subject to the corporate income tax with the tax rate of 25%.

Under the PRC Corporate Income Tax Law and the Implementing Rules, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% as we are a non-resident enterprise incorporated outside of PRC, unless there is a tax treaty with China that provides for a different withholding arrangement. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

The PRC Corporate Income Tax Law provides that enterprises established outside China whose “effective management” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% corporate income tax rate as to their global income. Under the implementation regulations, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Corporate Income Tax Law and be subject to the PRC corporate income tax at the rate of 25% on our worldwide income. See “Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘resident enterprise’ for PRC corporate income tax purposes, which could result in unfavorable tax consequences to us.”

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

We recognize revenues from product sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable, and collectability is reasonably assured.

We utilize delivery service providers, primarily express courier companies, when sales are made through our online platform. For products ordered through our online platform, we accept payment by COD. For COD sales, we estimate and defer revenues and the related product costs for shipments that are in-transit to the end customers. Revenues are recognized at the time the end customers receive the products, which is typically within a few days of shipment. Amounts collected by delivery service providers but not remitted to us are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery are classified as advances from customers.

We recognize revenues from our franchised and directly operated stores at the point of sale.

We allow customers from our online platform and directly operated stores to return product within 10 to 30 days of the sale, depending on the customer loyalty status, i.e., members of the customer loyalty program or our VIP program may enjoy longer return periods. We estimate sales returns for such sales based on our own historical return experience. If the return rate we used for the purpose of the sales return analysis for the year ended December 31, 2009 were increased by 1%, net revenues for the year ended December 31, 2009 would decrease by approximately $1.3 million.

We sell products to all of our franchisees at a fixed percentage of the retail price of the merchandise sold and require all of our franchisees to make full payment prior to the delivery of products. We do not offer any inventory credits or other allowances to our franchisees.

A portion of our franchisees are permitted to return products within certain window periods, generally based upon the seasons of the year, limited to 10% of the specific order placed. We defer the full 10% of the sales price subject to return and recognize revenue only when the right of return expires given our limited operating history under these franchising arrangements. We recognize revenues from sales to franchisees upon sale to the end customers when products are held by the franchisees on a consignment basis as the consignment agreement allows the franchisee to return 100% of the unsold merchandise at any given point of time. Consignment sales are recorded net of the amount retained by the franchisee, which is calculated based on a fixed percentage of the retail price of the merchandise sold.

We voluntarily provide discount coupons as sales incentives to selected customers. These coupons can only be utilized in conjunction with a subsequent purchase and are recorded as a reduction of revenues at the time of use. We have established a customer loyalty program wherein a customer earns certain points for the amount they spent. We regularly price certain of our products at a combination of price plus points, the combination of which is solely at our discretion. Points can only be redeemed in connection with a subsequent purchase and have no defined monetary value which would permit a customer to obtain a calculated discount per point or any form of free product. As such, we account for points earned under the customer loyalty program in the same manner as discount coupons.

Inventories

Merchandise inventory is stated at the lower of cost or market. Cost of merchandise inventory is determined using the weighted average cost method. Slow-moving or excess inventories may be disposed of through our Internet clearance sales, catalog clearance sales and other liquidations. We record valuation adjustments to our inventories if the cost of specific inventory items on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. We perform a detailed review of our inventory levels and an analytical evaluation of aged inventories on a monthly basis to identify inventory items that either are currently, or will become, slow-moving. We compare the on-hand units and season-to-date unit sales (including actual selling prices) to the sales trend and estimated prices required to sell the current units in the future, which enables us to estimate the amount which may have to be sold below cost. These estimates are based on management’s judgment regarding future demand and market conditions, analysis of historical experience, the inventory level in each platform, and the effect of the expected introduction of new products. If actual demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected by adjustments to these estimates. Inventory write-downs are recorded in cost of goods sold in the consolidated statements of operations. We recorded nil, nil and $0.4 million of inventory write-downs in 2007, 2008 and 2009, respectively, and $0.4 million and $0.3 million for the six months ended June 30, 2009 and 2010, respectively.

We also record inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management’s analysis of historical results and operating trends. Our shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends. Historically, actual shortage has not differed materially from our estimates.

Share-Based Compensation

We measure share-based compensation cost based on the grant date fair value. The fair value of the award, net of estimated forfeitures, is recognized as compensation expenses over the period during which the recipient is required to provide services in exchange for the award, which is generally the vesting period.

We are responsible for estimating the fair value of options and ordinary shares. The determination of fair value requires us to make complex and subjective judgments about projected financial and operating results. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, price volatility of our shares, and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of share-based compensation expenses we recognize in our consolidated financial statements.

The following table summarizes information regarding option grants during the year ended December 31, 2009:

Grant date	Shares	Exercise price	Fair value of ordinary shares	Aggregate Intrinsic value(1)
February 19, 2009	26,675,037	$0.23	$0.22	$35.7 million
July 1, 2009	19,235,617	$0.26	$0.25	$25.2 million

(1)	Intrinsic value is determined based on the difference between the initial public offering price of $1.57 per ordinary share (or $11.00 per ADS), and the purchase price/exercise price of ordinary shares/options, multiplied by number of ordinary shares/options.

We did not grant any options in the six months ended June 30, 2010.

We used the discounted cash flow valuation method under the income approach to determine the fair value of the ordinary shares for our 2009 option awards. Under the discounted cash flow method, the projected cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins and effective tax rates. The discount rates reflect the risks our management perceived as being associated with achieving the forecasts and are based on our estimated cost of capital after taking into account systemic risks and company-specific risks.

Specifically, the future debt-free cash flows were determined by subtracting taxes, future capital spending and future changes in working capital from, and adding future depreciation and amortization to, earnings before income and taxes. Earnings before income and taxes represents income (loss) plus interest expense and income tax provision, less interest income. The terminal or residual value at the end of the projection period was based on a terminal growth rate of 3% for each of the valuation dates. The resulting terminal value and interim debt-free cash flows were then discounted at 18.66% and 17.3% for the respective valuation dates, which was based on the weighted average cost of capital of comparable companies, as adjusted for the specific risk profile of our company. In addition, we applied a discount for lack of marketability and control premium. There is inherent uncertainty in these estimates. If different assumptions had been used, the valuations would have been different.

Other general assumptions used in deriving the fair value of the share-based awards and our total equity value include the following: (i) there will be no major changes in the existing political, legal, fiscal and economic conditions in China; (ii) there will be no major changes in the current taxation law in China, the rates of tax payable will remain unchanged and we will comply with all applicable laws and regulations; (iii) exchange rates and interest rates will not differ materially from those presently prevailing; (iv) the availability of finance will not be a constraint on the future growth of our operation; (v) we have and will retain competent management, key personnel, and technical staff to support our ongoing operation; and (vi) industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

For the purpose of determining the estimated fair value of our share options, we believe that the expected volatility and estimated share price of our ordinary shares are the most sensitive assumptions since we were a privately held company at the date we granted our options. Changes in the volatility assumption and the estimated share price of our ordinary shares could significantly impact the estimated fair values of the options calculated by the Black-Scholes option pricing model. Expected volatility is estimated based upon the average stock price volatility of the comparable companies over a period commensurate with the expected term of the options. When estimating expected volatility of the share price of a nonpublic entity, historical volatility of other companies in a similar industry group was considered.

Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures. We estimate the forfeitures of our share options based on past employee retention rates and our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share-based compensation expense may change based on changes to our actual forfeitures. Our actual share-based compensation expense may be materially different from our current expectations.

As of December 31, 2009, we had $5.5 million of unrecognized compensation cost related to non-vested share-based compensation awards, which we expect to recognize over a weighted-average period of 1.94 years. As of June 30, 2010, we had $3.9 million of unrecognized compensation cost related to non-vested share-based compensation awards, which we expect to recognize over a weighted-average period of 1.55 years.

Consolidation of VIEs

PRC laws and regulations currently prohibit or restrict foreign-invested enterprises from operating e-commerce businesses. Chinese regulations also require foreign-invested retail enterprises to go through an additional approval process, not required of domestic retail enterprises, each time they open a new retail store. In order to comply with these foreign ownership restrictions, we operate our e-commerce business through MecoxLane Information and operate our physical stores through MecoxLane Shopping. We conduct the business of wholesale and retail of apparel and accessories in the brand name of Rampage in China through Rampage Shopping. We have entered into a series of contractual arrangements with MecoxLane Information, MecoxLane Shopping, Rampage Shopping and their respective equity owners. As a result of these contractual arrangements, we have the ability to effectively control MecoxLane Information, MecoxLane Shopping and Rampage Shopping, and we are considered the primary beneficiary of MecoxLane Information, MecoxLane Shopping and Rampage Shopping. Accordingly, MecoxLane Information, MecoxLane Shopping and Rampage Shopping are VIEs of our company under U.S. GAAP and we consolidate the results in our consolidated financial statements. We have consulted our PRC legal counsel in assessing our ability to control MecoxLane Information, MecoxLane Shopping and Rampage Shopping through these contractual arrangements. Any changes in PRC laws and regulations that affect our ability to control MecoxLane Information, MecoxLane Shopping and Rampage Shopping might preclude us from consolidating MecoxLane Information, MecoxLane Shopping and Rampage Shopping in the future.

Income Tax and Valuation Allowance against Deferred Tax Assets

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities.

As of December 31, 2007, 2008 and 2009 and as of June 30, 2010, our deferred tax assets were $1.7 million, $0.8 million, $1.7 million and $1.7 million, respectively, primarily resulting from temporary differences between accounting and tax basis. We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, and net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our valuation allowance would increase our net income in the period such determination was made. Likewise, if we determined that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to our consolidated statements of operations in the period such determination is made. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. Significant management judgment based upon the possible sources of taxable income, and the evidence available for each possible sources of taxable income on a jurisdiction by jurisdiction basis, is required in determining income tax expense and deferred tax assets and liabilities. We considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. We have recognized a valuation allowance against tax loss carry forwards of $347,272, $105,636 and nil at December 31, 2008, 2009 and June 30, 2010, respectively.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for 2007, 2008 and 2009, we noted certain significant deficiencies in our internal controls over financial reporting as defined in the standards established by the PCAOB, primarily related to the documentation of certain non-routine transactions. We have not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting. We have begun the process to remediate these control deficiencies by adopting several measures, such as engaging a consulting firm to facilitate the design and implementation of our internal control system and hiring additional accounting personnel with U.S. GAAP and Sarbanes-Oxley Act compliance experience.

However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Related to Our Business—If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.”

Quarterly Financial Information

The following tables set forth selected results of operations data by amount and as a percentage of net revenues, each derived from our unaudited consolidated financial statements for the three-month periods ended on the dates indicated. This information should be read together with the consolidated financial information and related notes contained elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our quarterly operating results have experienced fluctuation and may continue to fluctuate in the future. The historical quarterly results set forth below should not be relied upon as being indicative of results for any future quarters or for a full year.

	For the Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010
	(in thousands of $)
Consolidated Statement of Operations Data:
Net revenues	19,305	27,324	26,711	34,187	33,383	42,925	40,684	60,697	49,260	58,774
Cost of goods sold (excluding depreciation and amortization)	(10,609)	(14,695)	(14,443)	(18,731)	(19,000)	(22,240)	(22,915)	(32,902)	(28,430)	(31,919)
Operating expenses:
Selling, General and administrative expenses	(7,687)	(9,945)	(11,355)	(14,313)	(12,937)	(15,613)	(16,710)	(23,244)	(21,669)	(20,911)
Depreciation and amortization	(188)	(221)	(407)	(638)	(700)	(870)	(1,019)	(1,009)	(1,250)	(1,062)
Other income (expense)	17	2	62	(58)	(78)	118	141	73	113	46

Total operating expenses	(7,858)	(10,164)	(11,700)	(15,009)	(13,715)	(16,365)	(17,588)	(24,180)	(22,806)	(21,927)

Income (loss) from operations	838	2,465	568	447	668	4,320	181	3,615	(1,976)	4,928
Interest income	27	112	132	238	122	26	110	92	83	55

Income (loss) before income tax	865	2,577	700	685	790	4,346	291	3,707	(1,893)	4,983
Benefit (provision) for income taxes	(228)	(680)	(185)	(182)	(166)	(912)	(61)	(783)	344	(907)

Net (loss) income	637	1,897	515	503	624	3,434	230	2,924	(1,549)	4,076

	For the Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010
	(as percentage of net revenues)
Consolidated Statement of Operations Data:
Net revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100
Cost of goods sold	(54.9)	(53.8)	(54.1)	(54.7)	(56.9)	(51.8)	(56.3)	(54.2)	(57.7)	(54.3)
Operating expenses:
Selling, General and administrative expenses	(39.8)	(36.4)	(42.5)	(41.9)	(38.8)	(36.4)	(41.1)	(38.3)	(44.0)	(35.6)
Depreciation and amortization	(1.0)	(0.8)	(1.5)	(1.9)	(2.1)	(2.0)	(2.5)	(1.6)	(2.5)	(1.8)
Other income (expense)	0.1	0.0	0.2	(0.2)	(0.2)	0.3	0.3	0.1	0.2	0.1

Total operating expenses	(40.7)	(37.2)	(43.8)	(43.9)	(41.1)	(38.1)	(43.2)	(39.8)	(46.3)	(37.3)

Income (loss) from operations	4.3	9.0	2.1	1.3	2.0	10.1	0.4	6.1	(4.0)	8.4
Interest income	0.1	0.4	0.5	0.7	0.4	0.1	0.3	0.2	0.2	0.1

Income (loss) before income tax	4.5	9.4	2.6	2.0	2.4	10.1	0.7	6.1	(3.8)	8.5
Benefit (provision) for income taxes	(1.2)	(2.5)	(0.7)	(0.5)	(0.5)	(2.1)	(0.2)	(1.3)	0.7	(1.5)

Net (loss) income	3.3	6.9	1.9	1.5	1.9	8.0	0.6	4.8	(3.1)	6.9

Our operating results can fluctuate from quarter to quarter and are affected by many factors such as purchase volume from our customers and seasonality. Our net revenues in the first quarter of each year are relatively low compared to the other quarters, as customers tend to do less online shopping during the Chinese New Year period. Among the other three quarters of a year, our net revenues in the third quarter tend to be lower because we then primarily sell apparel for the summer season, which normally has lower unit prices compared to our apparel for the other seasons. The decreases in our net revenues in the first and third quarters were partly due to the above seasonality factors. Our revenues in the fourth quarter tend to be higher because we sell apparel for the autumn and winter seasons, which normally has higher unit prices.

We experienced a significant increase in net revenues for the second quarter of 2009 compared to the previous quarter primarily due to recovery from the global financial crisis, which had had a negative impact on our sales of the first quarter of 2009, as well as seasonality. The substantial growth in our net revenues for the fourth quarter of 2009 compared to the previous quarter was primarily due to an increase in the net revenues generated from our online platform because we enhanced our marketing efforts, particularly online and SMS marketing.

We experienced a decrease in the net revenues for the first quarter of 2010 compared to the previous quarter. In addition to seasonality as explained above, the decrease was primarily due to unusually prolonged cold weather in the first quarter of 2010 which resulted in lower than expected demand for spring apparel. The decrease was also attributable to a substantial merchandise shortage that occurred because many of our OEM suppliers were not able to deliver products to us on schedule as they could not maintain sufficient workforce around the Chinese New Year period.

Our quarterly cost of goods sold fluctuates in correspondence to fluctuation in our quarterly net revenues. Cost of goods sold as a percentage of the net revenues for the first quarter of 2009 was slightly higher than other quarters because we made more discount sales during that period to mitigate the impact of the global financial crisis. Cost of goods sold as a percentage of the net revenues for the third quarter of 2009 was also higher than in the other quarters as we further enhanced our clearance sales efforts compared to other quarters. In addition, cost of goods sold as a percentage of the net revenues for the first quarter of 2010 was relatively high due to more promotion sales to dispose of slow-moving merchandise in our directly operated stores caused by unusually prolonged cold weather compared to other quarters.

We experienced fluctuation in our quarterly selling, general and administrative expenses generally corresponding to fluctuation in our quarterly net revenues. Our selling, general and administrative expenses for the fourth quarter of 2009 and the first quarter of 2010 were relatively high primarily due to our hiring of more employees to enable the growth of our business and our enhanced marketing efforts, particularly online advertising and distribution of e-mails and SMS. The growth rate of selling, general and administrative expenses for the third quarter of 2009 outpaced the growth rate of the net revenues in the same period, primarily due to increased compensation and benefits as we hired significantly more employees for our directly operated stores and warehouses and we issued stock options to our officers and employees during that quarter. The growth rate of selling, general and administrative expenses for the third quarter of 2008 outpaced the growth rate of the net revenues in the same period, primarily due to increased rents as we opened more directly operated stores as well as to increased compensation and benefits as we hired more employees for these directly operated stores. Also, selling, general and administrative expenses as a percentage of the net revenues for the fourth quarter of 2008 was relatively high primarily due to our enhanced promotion and marketing efforts during the same period.

Our net income fluctuates from quarter to quarter for the reasons described above. We experienced net loss for the first quarter of 2010 as revenue growth did not meet our expectations, for the reasons explained above.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2007		2008		2009		2009		2010
	(in thousands of $, except percentages)
		%		%		%		%		%
Net revenues:
Online platform	56,568	92.2	92,438	86.0	129,362	72.8	58,238	76.3	84,782	78.5
Directly operated stores	4,786	7.8	13,915	12.9	37,388	21.0	15,644	20.5	15,991	14.8
Franchised stores	5	0.0	1,174	1.1	10,939	6.2	2,426	3.2	7,261	6.7

Total net revenues	61,359	100.0	107,527	100.0	177,689	100.0	76,308	100	108,034	100

Cost of goods sold (excluding depreciation and amortization):
Online platform	31,438	51.2	51,610	48.0	74,490	41.9	33,105	43.4	48,650	45.0
Directly operated stores	2,007	3.3	6,173	5.8	16,055	9.0	6,693	8.7	7,161	6.6
Franchised stores	4	0.0	696	0.6	6,512	3.7	1,442	1.9	4,538	4.2

Total cost of goods sold (excluding depreciation and amortization)	33,449	54.5	58,479	54.4	97,057	54.6	41,240	54.0	60,349	55.8

Operating expenses:
Selling, general and administrative expenses	23,124	37.7	43,300	40.3	68,505	38.6	28,550	37.4	42,580	39.4
Depreciation and amortization expenses	559	0.9	1,454	1.4	3,598	2.0	1,570	2.1	2,313	2.1
Other expenses (income), net	(177)	(0.3)	(23)	(0.0)	(254)	(0.1)	(40)	(0.1)	(159)	(0.1)

Total operating expenses	23,506	38.3	44,731	41.6	71,849	40.4	30,080	39.4	44,734	41.4

Income from operations	4,404	7.2	4,317	4.0	8,783	4.9	4,988	6.5	2,951	2.7
Interest income	103	0.2	510	0.5	351	0.2	148	0.2	138	0.1

Income before income taxes	4,507	7.3	4,827	4.5	9,134	5.1	5,136	6.7	3,089	2.9
Income tax expense	395	0.6	1,275	1.2	1,922	1.1	1,078	1.4	562	0.5

Net income	4,112	6.7	3,552	3.3	7,212	4.1	4,058	5.3	2,527	2.3

The following table sets forth our net revenues, cost of goods sold and gross profit by segment, both in absolute amount and as a percentage of total net revenues for the period indicated.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2007		2008		2009		2009		2010
	(in thousands of $, except percentages)
		%		%		%		%		%
Segment Data:
Net revenues:
Online platform	56,568	92.2	92,438	86.0	129,362	72.8	58,238	76.3	84,782	78.5
Directly operated stores	4,786	7.8	13,915	12.9	37,388	21.0	15,644	20.5	15,991	14.8
Franchised stores	5	0.0	1,174	1.1	10,939	6.2	2,426	3.2	7,261	6.7

Total net revenues	61,359	100.0	107,527	100.0	177,689	100.0	76,308	100	108,034	100

Cost of goods sold(1):
Online platform	31,438	51.2	51,610	48.0	74,490	41.9	33,105	43.4	48,650	45.0
Directly operated stores	2,007	3.3	6,173	5.8	16,055	9.0	6,693	8.7	7,161	6.6
Franchised stores	4	0.0	696	0.6	6,512	3.7	1,442	1.9	4,538	4.2

Total cost of goods sold	33,449	54.5	58,479	54.4	97,057	54.6	41,240	54.0	60,349	55.8

Gross profit(1):
Online platform	25,130	41.0	40,828	38.0	54,872	30.9	25,133	32.9	36,132	33.5
Directly operated stores	2,779	4.5	7,742	7.2	21,333	12.0	8,951	11.7	8,830	8.2
Franchised stores	1	0.0	478	0.4	4,427	2.5	984	1.3	2,723	2.5

Total gross profit	27,910	45.5	49,048	45.6	80,632	45.4	35,068	46.0	47,685	44.2

(1)	Segment cost of goods sold and gross profit reviewed by the chief operating decision maker exclude depreciation and amortization expenses.

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Net Revenues.    Our net revenues increased by 41.6% from $76.3 million for the six months ended June 30, 2009 to $108.0 million for the six months ended June 30, 2010, due to increases in net revenues generated from our online platform, directly operated stores and franchised stores.

Online Platform.    Net revenues generated from our online platform increased by 45.6% from $58.2 million for the six months ended June 30, 2009 to $84.8 million for the six months ended June 30, 2010. This increase was primarily due to an increase in the number of orders placed via our online platform as a result of increases in the number of customers making purchases through our online platform and the purchasing frequencies of our customers. The number of orders placed via our online platform increased from approximately 2.7 million for the six months ended June 30, 2009 to approximately 4.3 million for the six months ended June 30, 2010, and the number of customers making purchases through our online platform increased from approximately 1.1 million for the six months ended June 30, 2009 to approximately 1.4 million for the six months ended June 30, 2010. The increase in the number of orders placed via our online platform was also partly attributable to our introduction of more products, particularly third-party branded apparel and accessories products over our online platform. The number of SKUs we offered via our online platform increased from approximately 19,400 for the six months ended June 30, 2009 to approximately 23,000 for the six months ended June 30, 2010. The increase in our net revenues was also due to an increase in the net revenues attributable to third party brands, from $2.3 million for the six months ended June 30, 2009 to $4.9 million for the six months ended June 30, 2010, as the result of the increase in the volume of third-party branded products we sold, from approximately 0.3 million units for the six months ended June 30, 2009 to approximately 0.7 million units for the six months ended June 30, 2010.

Our net revenues generated through our online platform from apparel and accessories products increased by 56.4% from $36.6 million for the six months ended June 30, 2009 to $57.3 million for the six months ended June 30, 2010. The sales volume of apparel and accessories products increased from 7.9 million units for the six months ended June 30, 2009 to 9.9 million units for the six months ended June 30, 2010, primarily due to our efforts to diversify our product offerings and increased customer demand as a result of our enhanced marketing efforts. The average unit price of our apparel and accessories increased from $4.6 for the six months ended June 30, 2009 to $5.8 for the six months ended June 30, 2010, primarily due to an increase in the sales volume of our Rampage branded apparel and accessories, which is sold at a relatively higher unit price compared to our other apparel and accessories. Net revenues generated through our online platform from lifestyle products increased by 25.5% from $10.2 million for the six months ended June 30, 2009 to $12.7 million for the six months ended June 30, 2010. The sales volume of lifestyle products increased from 3.4 million units for the six months ended June 30, 2009 to 3.8 million units for the six months ended June 30, 2010 primarily due to our efforts to diversify our product offerings and increased customer demand as a result of our enhanced marketing efforts. The average unit price of our lifestyle products remained substantially unchanged. Net revenues generated through our online platform from healthcare products increased by 29.8% from $11.2 million for the six months ended June 30, 2009 to $14.5 million for the six months ended June 30, 2010. The sales volume of healthcare products increased from 2.3 million units for the six months ended June 30, 2009 to 3.1 million units for the six months ended June 30, 2010. The average unit price of our healthcare products remained substantially unchanged.

Directly Operated Stores.    Net revenues generated from our directly operated stores increased by 2.2% to $16.0 million for the six months ended June 30, 2010 from $15.6 million for the six months ended June 30, 2009. This increase was primarily due to an increase in the number of our directly operated stores in operation, from an average of 145 for the six months ended June 30, 2009 to an average of 168 for the six months ended June 30, 2010. The increase in net revenues from our directly operated stores was also partly attributable to the increase in the number of SKUs we offered in our physical stores, from approximately 2,600 for the six months ended June 30, 2009 to approximately 3,400 for the six months ended June 30, 2010.

Franchised Stores.    Net revenues generated from sales to our franchisees increased from $2.4 million for the six months ended June 30, 2009 to $7.3 million for the six months ended June 30, 2010. This increase was primarily due to an increase in the number of our franchised stores in operation, from an average of 54 stores for the six months ended June 30, 2009 to an average of 285 stores for the six months ended June 30, 2010. This increase was also partly attributable to more SKUs offered in our physical stores as explained above.

Cost of Goods Sold (ex-D&A).    Our cost of goods sold ex-D&A increased by 46.3% from $41.2 million for the six months ended June 30, 2009 to $60.3 million for the six months ended June 30, 2010, due to increases in cost of goods sold attributable to our online platform, directly operated stores and franchised stores.

Online platform.    Cost of goods sold attributable to our online platform increased by 47.0% from $33.1 million for the six months ended June 30, 2009 to $48.6 million for the six months ended June 30, 2010. This increase was primarily due to an increase in goods we sold via our online platform as a result of increases in the number of customers making purchases through our online platform and the purchasing frequencies of our customers as explained above. For our online platform, cost of goods sold as a percentage of net revenues was 57.4% for the six months ended June 30, 2010 compared to 56.8% for the six months ended June 30, 2009. The increase was primarily due to an increase in third-party branded products we offered through our online platform for the six months ended June 30, 2010, the profit margin for which is lower than our own branded products.

Directly Operated Stores.    Cost of goods sold attributable to our directly operated stores increased by 7.0% from $6.7 million for the six months ended June 30, 2009 to $7.2 million for the six months ended June 30, 2009. This increase was primarily due to an increase in goods we sold in our directly operated stores as a result of the expansion of such stores and more SKUs offered in our stores as explained above. For directly operated stores, cost of goods sold accounted for 44.8% of net revenues for the six months ended June 30, 2010, compared to 42.8% for the six months ended June 30, 2009. The increase of cost of goods sold as a percentage of net revenues was primarily due to more promotion sales we made in our directly operated stores in the six months ended June 30, 2010 to dispose of slow-moving merchandise caused by the unusually prolonged cold weather in the first quarter of 2010.

Franchised Stores.    Cost of goods sold attributable to our franchised stores increased from $1.4 million for the six months ended June 30, 2009 to $4.5 million for the six months ended June 30, 2010. This increase was primarily due to an increase in goods we sold to our franchisees as a result of the expansion of franchised stores in operation and more SKUs offered in our stores as explained above. For franchised stores, cost of goods sold accounted for 62.5% of our net revenues for the six months ended June 30, 2010 compared to 59.4% for the six months ended June 30, 2009, primarily due to a higher average discount rate we offered to our franchisees as the number of franchisees selling our products on a consignment basis decreased as a percentage of all our franchisees. We offer franchisees selling our products on a consignment basis a lower discount rate compared to our other franchisees.

Segment Gross Profit.    Our total segment gross profit increased by 36.0% from $35.1 million for the six months ended June 30, 2009 to $47.7 million for the six months ended June 30, 2010, due to increases in gross profits attributable to our online platform, directly operated stores and franchised stores. Our segment gross margin was 44.1% for the six months ended June 30, 2010, compared to 46.0% for the six months ended June 30, 2009.

Online Platform Segment.    Gross profit attributable to our online platform segment increased by 43.8% from $25.1 million for the six months ended June 30, 2009 to $36.1 million for the six months ended June 30, 2010. The gross margin for our online platform segment was 42.6% for the six months ended June 30, 2010 compared to 43.2 % for the six months ended June 30, 2009.

Directly Operated Store Segment.    Gross profit attributable to our directly operated store segment decreased by 1.4% from $9.0 million for the six months ended June 30, 2009 to $8.8 million for the six months ended June 30, 2010. The gross margin for our directly operated store segment was 55.2% for the six months ended June 30, 2010 compared to 57.2% for the six months ended June 30, 2009.

Franchised Store Segment.    Gross profit attributable to our franchised store segment increased from $1.0 million for the six months ended June 30, 2009 to $2.7 million for the six months ended June 30, 2010. The gross margin for our franchised store segment was 37.5% for the six months ended June 30, 2010 compared to 40.6% for the six months ended June 30, 2009.

Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by 49.1% from $28.6 million for the six months ended June 30, 2009 to $42.6 million for the six months ended June 30, 2010. The increase in selling, general and administrative expenses was primarily due to the overall expansion of our business. Our compensation and benefit expenses increased by 65.5% from $11.7 million for the six months ended June 30, 2009 to $19.3 million for the six months ended June 30, 2010, primarily due to our hiring of more employees to enable the growth of our businesses.

Our marketing and advertising expenses increased by 49.0% from $8.7 million for the six months ended June 30, 2009 to $13.0 million for the six months ended June 30, 2010, primarily due to our enhanced marketing efforts to promote our products, brands and online platform, particularly online advertising and distribution of e-mails and SMS.

Rental expenses for our directly operated stores, call centers, logistics center and corporate facilities increased by 16.2% from $4.4 million for the six months ended June 30, 2009 to $5.1 million for the six months ended June 30, 2010, primarily due to the expansion of our offices and logistics centers and warehouse.

Depreciation and Amortization.    Our depreciation and amortization increased by 47.3% from $1.6 million for the six months ended June 30, 2009 to $2.3 million for the six months ended June 30, 2010. The increase was primarily due to the expansion of our warehouses, offices, directly operated stores and investments in the facilities of the franchised stores in 2010.

Income from Operations.    Our income from operations decreased from $5.0 million for the first six months ended June 30, 2009 to $3.0 million for the six months ended June 30, 2010 as the increase in our selling, general and administrative expenses outpaced the increase in our segment gross profit over the same period.

Income Tax Expense.    Our income tax expenses decreased from $1.1 million for the six months ended June 30, 2009 to $0.6 million for the six months ended June 30, 2010, primarily due to the decrease in our income before taxes. Our effective tax rate was 18.2% for the six months ended June 30, 2010 compared to 21.0% for the six months ended June 30, 2009 due to further tax planning and tax refund and subsidies to which we were entitled.

Net Income.    As a result of the foregoing, our net income decreased by 37.7% from $4.1 million for the six months ended June 30, 2009 to $2.5 million for the six months ended June 30, 2010. Our adjusted net income decreased by 18.6% to $4.2 million from $5.1 million over the same period.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues.    Our net revenues increased by 65.3% from $107.5 million in 2008 to $177.7 million in 2009, due to increases in net revenues generated from our online platform, directly operated stores and franchised stores.

Online Platform.    Net revenues generated from our online platform increased by 39.9% from $92.4 million in 2008 to $129.4 million in 2009. This increase was primarily due to an increase in the number of orders placed via our online platform as a result of increases in the number of customers making purchases through our online platform and the purchasing frequencies of our customers. The number of orders placed via our online platform increased from approximately 4.7 million in 2008 to approximately 6.2 million in 2009, and the number of customers making purchases through our online platform increased from approximately 1.5 million in 2008 to approximately 1.9 million in 2009. The increase in the number of orders placed via our online platform was also partly attributable to our introduction of more products, such as our Rampage-branded apparel and accessories products over our online platform. The number of SKUs we offered via our online platform increased from approximately 9,900 in 2008 to approximately 24,600 in 2009.

Our net revenues generated through our online platform from apparel and accessories products increased by 44.1% from $51.9 million in 2008 to $74.9 million in 2009. The sales volume of apparel and accessories products increased from 12.7 million units in 2008 to 17.7 million units in 2009 primarily due to our efforts to diversify our product offerings and increased customer demand as a result of our enhanced marketing efforts. The average unit price of our apparel and accessories remained substantially unchanged. Net revenues generated through our online platform from lifestyle products increased by 35.0% from $16.5 million in 2008 to $22.3 million in 2009. The sales volume of lifestyle products increased from 6.4 million units in 2008 to 8.4 million units in 2009 primarily due to our efforts to diversify our product offerings and increased customer demand as a result of our enhanced marketing efforts. The average unit price of our lifestyle products remained substantially unchanged. Net revenues generated through our online platform from healthcare products increased by 21.7% from $20.3 million in 2008 to $24.7 million in 2009. The sales volume of healthcare products decreased from 5.1 million in 2008 to 5.0 million in 2009. The average unit price of our healthcare products increased from $4.0 in 2008 to $5.0 in 2009 primarily due to our enhanced sales efforts for our proprietary Weinin (“ ”) branded products, which generated a higher margin.

Directly Operated Stores.    Net revenues generated from our directly operated stores increased by 168.7% from $13.9 million in 2008 to $37.4 million in 2009 primarily due to an increase in the average number of directly operated stores in operation from 64 in 2008 to 157 in 2009. The increase in net revenues from our directly operated stores was also partly attributable to the increase in the number of SKUs we offered in our stores, from approximately 2,600 in 2008 to approximately 5,400 in 2009.

Franchised Stores.    Net revenues generated from sales to our franchisees increased from $1.2 million in 2008 to $10.9 million in 2009. This increase was primarily due to an increase in the number of our franchised stores in operation, from an average of 15 stores in 2008 to an average of 99 stores in 2009. This increase was also partly attributable to more SKUs offered in our physical stores as explained above.

Cost of Goods Sold (ex-D&A).    Our cost of goods sold ex-D&A increased by 66.0% from $58.5 million in 2008 to $97.1 million in 2009, due to increases in cost of goods sold attributable to our online platform and franchised and directly operated stores.

Online Platform.    Cost of goods sold attributable to our online platform increased by 44.3% from $51.6 million in 2008 to $74.5 million in 2009. This increase was primarily due to an increase in goods we sold via our online platform as a result of increases in the number of customers making purchases through our online platform and the purchasing frequencies of our customers as explained above. Cost of goods sold attributable to third-party branded products, excluding shipping and handling costs, increased by 133.1% from $1.7 million in 2008 to $4.1 million in 2009 primarily due to the increase in the volume of third-party branded products we sold, from approximately 0.5 million units in 2008 to approximately 2.1 million in 2009. For our online platform, cost of goods sold as a percentage of net revenues was 57.6% in 2009 compared to 55.8% in 2008. The increase was primarily due to an increase in third-party branded products we offered through our online platform in 2009, the profit margin for which is lower due to payments made to third-party brand owners.

Directly Operated Stores.    Cost of goods sold attributable to our directly operated stores increased by 160.1% from $6.2 million in 2008 to $16.1 million in 2009. This increase was primarily due to an increase in goods we sold in our directly operated stores as a result of the expansion of such stores and more SKUs offered in our stores as explained above. For directly operated stores, cost of goods sold accounted for 42.9% of net revenues in 2009, compared to 44.4% in 2008. The decrease of cost of goods sold as a percentage of net revenues was primarily due to more promotion sales we made in our directly operated stores in the third and fourth quarters of 2008 in response to the global financial crisis.

Franchised Stores.    Cost of goods sold attributable to our franchised stores increased from $0.7 million in 2008 to $6.5 million in 2009. This increase was primarily due to an increase in goods we sold to our franchisees as a result of the expansion of franchised stores in operation and more SKUs offered in our stores as explained above. For franchised stores, cost of goods sold accounted for 59.5% of our net revenues in 2009, compared to 59.3% in 2008.

Segment Gross Profit.    Our total segment gross profit increased by 64.4% from $49.0 million in 2008 to $80.6 million in 2009, due to increases in gross profits attributable to our online platform, directly operated stores and franchised stores segments. Our total segment gross margin was 45.4% in 2009, substantially unchanged compared to 45.6 % in 2008.

Online Platform Segment.    Gross profit attributable to our online platform segment increased by 34.4% from $40.8 million in 2008 to $54.9 million in 2009. The gross margin for our online platform segment was 42.4% in 2009 compared to 44.2 % in 2008.

Directly Operated Store Segment.    Gross profit attributable to our directly operated store segment increased by 175.5% from $7.7 million in 2008 to $21.3 million in 2009. The gross margin for our directly operated store segment was 57.1% in 2009 compared to 55.6% in 2008.

Franchised Store Segment.    Gross profit attributable to our franchised store segment increased from $0.5 million in 2008 to $4.4 million in 2009. The gross margin for our franchised store segment was 40.5% in 2009 compared to 40.7% in 2008.

Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by 58.2% from $43.3 million in 2008 to $68.5 million in 2009. The increase in selling, general and administrative expenses was primarily due to the overall expansion of our business.

Our compensation and benefit expenses increased by 67.2% from $15.3 million in 2008 to $25.6 million in 2009, primarily due to our hiring of more employees to enable the growth of our directly operated store business.

Our marketing and advertising expenses increased by 33.9% from $15.6 million in 2008 to $20.8 million in 2009, primarily due to our enhanced marketing efforts to promote our products, brands and our online platform, particularly online advertising and distribution of e-mails and SMS. Our marketing and advertising expenses as a percentage of our net revenues decreased from 14.5% in 2008 to 11.7% in 2009, which we believe reflects the higher marketing efficiency we achieved via carrying out more marketing activities through electronic media.

Rental expenses for our directly operated stores, call centers, logistics center and corporate facilities increased by 130% from $4.2 million in 2008 to $9.7 million in 2009, primarily due to the expansion of our directly operated store network and the increase in the sales of our stores with variable rents.

Depreciation and Amortization.    Our depreciation and amortization increased by 147.5% from $1.5 million in 2008 to $3.6 million in 2009. The increase was primarily due to the expansion of our directly operated stores in 2009.

Income from Operations.    As a result of the foregoing factors, our income from operations increased from $4.3 million in 2008 to $8.8 million in 2009.

Income Tax Expense.    Our income tax expenses increased from $1.3 million in 2008 to $1.9 million in 2009, primarily due to the increase in our income before taxes. Our effective tax rate was 21.0% in 2009 compared to 26.4% in 2008 due to our tax planning at the beginning of 2009.

Net Income.    As a result of the foregoing, our net income increased by 103.1% from $3.6 million in 2008 to $7.2 million in 2009. Our adjusted net income increased by 88.1% to $9.9 million from $5.2 million over the same period.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenues.    Our net revenues increased by 75.2% from $61.4 million in 2007 to $107.5 million in 2008, primarily due to the increase in net revenues generated from our online platform.

Online Platform.    Net revenues generated from our online platform increased by 63.4% from $56.6 million in 2007 to $92.4 million in 2008. This increase was primarily due to an increase in the number of orders placed via our online platform as a result of increases in the number of customers of our online platform and the purchasing frequencies of our customers. The number of orders placed via our online platform increased from approximately 3.0 million in 2007 to approximately 4.7 million in 2008, and the number of customers making purchases through our online platform increased from approximately 1.1 million in 2007 to approximately 1.5 million in 2008. The increase in the number of orders placed via our online platform was also partly attributable to our introduction of more products. The number of SKUs we offered via our online platform increased from approximately 7,000 in 2007 to approximately 9,900 in 2008.

Our net revenues generated through our online platform from apparel and accessories products increased by 67.7% from $31.0 million in 2007 to $51.9 million in 2008. The sales volume of apparel and accessories products increased from 8.4 million units in 2007 to 12.7 million units in 2008 primarily due to our efforts to diversify our product offerings and increased customer demand as a result of our enhanced marketing efforts. The average unit price of our apparel and accessories increased from $3.7 in 2007 to $4.1 in 2008 primarily due to our enhanced sales efforts and the resultant increase in sales of our proprietary Euromoda branded products, for which we retain full brand premium. Net revenues generated through our online platform from lifestyle products increased by 45.5% from $11.3 million in 2007 to $16.5 million in 2008. The sales volume of lifestyle products increased from 4.1 million units in 2007 to 6.4 million units in 2008 primarily due to our efforts to diversify our product offerings and increased customer demand as a result of our enhanced marketing efforts. The average unit price of our lifestyle products remained substantially unchanged. Net revenues generated through our online platform from healthcare products increased by 53.3% from $13.2 million in 2007 to $20.3 million in 2008. The sales volume of healthcare products increased from 4.0 million units in 2007 to 5.1 million units in 2008 with the averaged unit price of our healthcare products increased from $3.3 in 2007 to $4.0 in 2008 primarily due to our enhanced sales efforts for our proprietary Weinin branded products, which generate a higher margin.

Directly Operated Stores.    Net revenues generated from our directly operated stores increased by 190.8% from $4.8 million in 2007 to $13.9 million in 2008 primarily due to an increase in the average number of directly operated stores in operation from 14 in 2007 to 64 in 2008. The increase in net revenues from our physical stores was also partly attributable to the increase in the number of SKUs we offered in our physical stores, from approximately 1,900 in 2007 to approximately 2,600 in 2008.

Franchised Stores.    We opened our first franchised store in December 2007. Net revenues generated from sales to our franchisees increased from $5.3 thousand in 2007 to $1.2 million in 2008. This increase was primarily due to an increase in the number of our franchised stores in operation, from nil in 2007 to an average of 15 stores in 2008. The increase in net revenues from sales to our franchisees was also partly attributable to more SKUs offered in our stores as explained above.

Cost of Goods Sold (ex-D&A).    Our cost of goods sold ex-D&A increased by 74.8% from $33.4 million in 2007 to $58.5 million in 2008, primarily due to the increase in cost of goods sold attributable to our online platform.

Online Platform.    Cost of goods sold attributable to our online platform increased by 64.2% from $31.4 million in 2007 to $51.6 million in 2008. This increase was primarily due to an increase in goods we sold via our online platform as a result of increases in the number of customers making purchases through our online platform and the purchasing frequencies of our customers as explained above. For online platform, cost of goods sold as a percentage of net revenues remained substantially unchanged in 2008 compared to 2007.

Directly Operated Stores.    Cost of goods sold attributable to our directly operated stores increased by 207.5% from $2.0 million in 2007 to $6.2 million in 2008. This increase was primarily due to an increase in goods we sold in our directly operated stores as a result of the expansion of such stores and more SKUs offered in our stores as explained above. For directly operated stores, cost of goods sold accounted for 44.4% of our net revenues in 2008, compared to 41.9% in 2007. The increase of cost of goods sold as a percentage of net revenues was primarily due to more promotion sales we did in the third and fourth quarters of 2008 in response to the financial crisis.

Franchised Stores.    Cost of goods sold attributable to our franchised stores increased from $3.7 thousand in 2007 to $0.7 million in 2008. The increase of cost of goods sold was primarily due to an increase in goods we sold to our franchisees as a result of the expansion of our franchised stores in operation and more SKUs offered in our stores as explained above.

Segment Gross Profit.    Our segment gross profit increased by 75.7% from $27.9 million in 2007 to $49.0 million in 2008, due to increases in gross profits attributable to our online platform, and our franchised and directly operated stores. Our segment gross margin was 45.6% in 2008, substantially unchanged compared to 45.5% in 2007.

Online Platform Segment.    Gross profit attributable to our online platform segment increased by 62.5% from $25.1 million in 2007 to $40.8 million in 2008. The gross margin for our online platform segment was 44.2% in 2008 compared to 44.4 % in 2007.

Directly Operated Store Segment.    Gross profit attributable to our directly operated store segment increased by 178.7% from $2.8 million in 2007 to $7.7 million in 2008. The gross margin for our directly operated store segment was 55.6% in 2008 compared to 58.1% in 2007.

Franchised Store Segment.    Gross profit attributable to our franchised store segment increased from $1.6 thousand in 2007 to $0.5 million in 2008. The gross margin for our franchised store segment was 40.7% in 2008 compared to 29.7% in 2007.

Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by 87.3% from $23.1 million in 2007 to $43.3 million in 2008. The increase in selling, general and administrative expenses was due to the overall expansion of our business.

Our compensation and benefit expenses increased by 99.2% from $7.7 million in 2007 to $15.3 million in 2008, primarily due to a higher number of employees primarily related to the expansion of our directly operated store business.

Our marketing and advertising expenses increased by 78.9% from $8.7 million in 2007 to $15.6 million in 2008, primarily due to our enhanced marketing efforts to promote our products, brands and channels to increase our sales.

Rental expenses for our directly operated stores, call centers, logistics center and corporate facilities increased by 162.7% from $1.6 million in 2007 to $4.2 million in 2008, primarily due to the expansion of our directly operated store network and the increase in the sales of our stores with variable rents.

Depreciation and Amortization.    Our depreciation and amortization increased by 160.1% from $0.6 million in 2007 to $1.5 million in 2008. The increase was primarily due to the expansion of our directly operated stores in 2008.

Income from Operations.    As a result of the foregoing factors, our income from operations decreased from $4.4 million in 2007 to $4.3 million in 2008.

Income Tax Expense.    Our income tax expense increased from $0.4 million in 2007 to $1.3 million in 2008, primarily due to the increase in our income before taxes. Our effective tax rate was 26.4% in 2008 compared to 8.8% in 2007, because most of the carryforward losses in our subsidiaries were utilized in 2007.

Net Income.    As a result of the foregoing, we had net income of $3.6 million in 2008, compared to net income of $4.1 million in 2007. Our adjusted net income increased by 18.7% to $5.3 million from $4.4 million over the same period.

Our Liquidity and Capital Resources

Our principal source of liquidity in recent years has been cash generated from operating activities. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and which have maturities of three months or less when purchased. As of December 31, 2009, we had $18.8 million in cash and cash equivalents, of which $18.5 million was denominated in Renminbi. As of June 30, 2010, we had $24.9 million in cash and cash equivalents, of which $23.3 million was denominated in Renminbi. Our primary uses of cash are to fund working capital, operating expenses and capital expenditures related primarily to the opening of new directly operated stores. Our primary use of cash included (i) cash used for purchase of merchandise and related services of $41.6 million, $72.0 million and $129.4 million in 2007, 2008 and 2009, respectively; (ii) cash used for compensation to our employees of $7.0 million, $13.5 million and $22.4 million in 2007, 2008 and 2009, respectively; (iii) cash used for advertising of $7.7 million, $15.6 million and $19.0 million in 2007, 2008 and 2009, respectively; and (iv) cash used for paying tax and other levies of $5.6 million, $8.6 million and $15.2 million in 2007, 2008 and 2009, respectively. For the six months ended June 30, 2010, our primary use of cash included (i) cash used for purchase of merchandise and related services of $83.6 million; (ii) cash used for compensation to our employees of $17.6 million; (iii) cash used for advertising of $13.5 million; and (iv) cash used for paying tax and other levies of $8.7 million. Our cash was primarily used for the following subsidiaries and VIEs: (i) Mai Wang Trading and Rampage Trading for our purchase of apparel and other products from suppliers; (ii) MecoxLane Mailorder, MecoxLane Information and MecoxLane Shopping for compensation to the employees at our call centers, e-commerce and directly operated stores, respectively; (iii) MecoxLane Mailorder and MecoxLane Information for catalog advertising and online advertising, respectively; and (iv) Mai Wang Trading, MecoxLane Mailorder, MecoxLane Information and MecoxLane Shopping for payments of tax and other levies. We currently anticipate that we will be able to meet our needs to fund operations for at least the next 12 months with operating cash flow and existing cash balances.

Pursuant to a shareholders’ agreement with us and Rampage Cayman, ICL-Rampage Limited will have the option, beginning upon the completion of this offering, to require us to purchase any or all of its shares in Rampage Cayman at a price calculated based on the formula provided therein. As of the date of this prospectus, we do not believe the purchase obligation amount is material if ICL-Rampage Limited currently exercises the option. However, as the price calculated according to the formula is linked to our market capitalization, our net income and Rampage Cayman’s net income, and we are not able to predict our future share price or market capitalization, or our net income or Rampage Cayman’s net income for future years, we are not able to determine the price we may be obligated to pay pursuant to ICL-Rampage Limited’s option under the shareholders’ agreement. Although we consolidate the results of Rampage Cayman, it is possible for Rampage Cayman to have a net income equal to or greater than our consolidated net income in any year in the future, so the price could be a significant percentage of our market capitalization or even greater, which may have a material impact on our liquidity and financial condition. See “Risk Factors—Risks Related to Our Business—We have granted an option of unlimited duration to ICL-Rampage Limited to require us to purchase ICL-Rampage Limited’s 20% minority interest in our subsidiary, Rampage Cayman. We are not able to determine the price that we may be obligated to pay under this option, and the amount may be beyond our ability to pay. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may have a material adverse effect on our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.”

Our leases of two warehouses in Guangzhou and Chengdu could have been incompliant with applicable PRC laws. See “Risk Factors—Risks Related to Our Business—If our lease of a warehouse located on land owned by collective farms or lease of a warehouse without required certificates is found not in compliance with applicable PRC laws, we may incur cost and expenses and operations of these warehouses could be disrupted as a result.” We do not believe unplanned relocation of these warehouses and related moving costs and expenses would have a material impact on our liquidity or financial condition because we believe similar warehouses can be leased at reasonable cost.

We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiaries in China for our cash requirements such as paying dividends to our shareholders in the future. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of December 31, 2009 and

June 30, 2010, we had, on a consolidated basis, accumulated losses of $30.0 million and $27.8 million, respectively, representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder. Our relevant PRC subsidiaries are not able to distribute dividends to us until the accumulated losses have been made up. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(in thousands of $)
Net cash provided by operating activities	8,174	6,190	15,250	5,617	3,450
Net cash used in investing activities	(1,077)	(11,406)	(6,680)	(3,119)	(3,036)
Net cash provided by financing activities	447	32	—	—	—
Net increase (decrease) in cash and cash equivalents	7,927	(4,376)	8,622	2,509	6,160
Cash and cash equivalents at the beginning of period	6,585	14,512	10,136	10,136	18,758

Cash and cash equivalents at the end of period	14,512	10,136	18,758	12,645	24,918

Operating Activities

Our operating activities primarily comprise our sale of products through our online platform, franchised and directly operated stores. Substantially all of our operating cash inflows are related to sales to our customers. For products ordered through our online platform, we accept payment by COD, online payment, wire transfer and postal remittance. For COD sales, we estimate and defer revenues and the related product costs for shipments that are in-transit to the end customers. We request some express courier companies to make payment to us upon their receipt of our products, in advance of their collecting payment from customers. For other express courier companies, we typically request they pay us the amounts collected from end customers within two to four days after their receipt of our products. We receive product prices from EMS after it has collected payment from our end customers, where typically there is a time gap of 15 to 20 days. Payments received in advance of delivery are classified as advances from customers. Amounts collected by delivery service providers but not remitted to us are classified as accounts receivable on the consolidated balance sheets.

For our directly operated stores, we usually collect payment for our products at the point of sale. The timing of when we collect payment from our franchisees may differ from when we recognize revenues, which may result in changes in certain of our related balance sheet items such as advance from customers. Franchised store owners typically make a down payment upon placing orders, with the balance of the purchase price fully paid before shipment. For sales to franchisees who sell our products on a consignment basis, we recognize revenues upon sale to the end customer. Our operating cash outflows generally consist of payments to our suppliers, including merchandise suppliers and advertising service providers, payments to our employees for wages, salaries and other employee benefits, and payments to our landlords for rent. Operating cash outflows also include payments for taxes. We will continue to use our operating cash flow to enhance our online advertising efforts, procure products to diversify our merchandise offerings and improve the layout and display of our stores. We expect our working capital requirements for merchandise inventory to increase as our operation scale expands and we continue to offer more products and more SKUs.

Net cash provided by operating activities for the six months ended June 30, 2010 amounted to $5.6 million, compared to $3.5 million of net cash provided by operating activities for the six months ended June 30, 2009, primarily due to the following:

•

Our growing business generated substantial net cash inflow as our net revenues increased to $108.0 million for the six months ended June 30, 2010 from $76.3 million for the six months ended June 30, 2009, primarily due to an increase in our sales.

•

Cash provided by operating activities also benefited from accounts payable which increased to $26.1 million as of June 30, 2010 from $18.2 million as of June 30, 2009, primarily due to an increase in the volume of merchandise we purchased from our OEM and third-party branded suppliers corresponding to an increase in sales.

•

Cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to $100.7 million for the six months ended June 30, 2010 from $68.7 million for the six months ended June 30, 2009. Our cash outflow for the six months ended June 30, 2010 primarily consisted of

(i)	$83.6 million of cash used for the six months ended June 30, 2010 for purchase of merchandise and related services such as packaging, freight and professional services, compared to $52.1 million for the six months ended June 30, 2009, including cash used for inventories, primarily due to an increase of 3.9 million units in total sales volume on our online platform and stores over the same period. Our inventories increased to $27.3 million as of June 30, 2010, compared to $15.1 million as of June 30, 2009;

(ii)	$13.5 million of cash used for the six months ended June 30, 2010 for advertising, compared to $8.2 million for the six months ended June 30, 2009, as a result of our enhanced marketing efforts;

(iii)	$17.6 million of cash used for the six months ended June 30, 2010 for compensation to our employees, compared to $10.7 million for the six months ended June 30, 2009, primarily due to a higher number of employees primarily related to the expansion of our directly operated store business; and

(iv)	$8.7 million of cash used in the six months ended June 30, 2010 for payment of tax and other levies, which remained substantially unchanged compared to $8.7 million in the six months ended June 30, 2009.

Net cash provided by operating activities in 2009 amounted to $15.2 million, compared to $6.2 million in 2008, primarily due to the following:

•	Our growing business generated substantial net cash inflow as our net revenues increased to $177.7 million in 2009 from $107.5 million in 2008, primarily due to an increase in our sales.

•

Cash provided by operating activities also benefited from accounts payable which increased to $19.5 million as of December 31, 2009 from $13.3 million as of December 31, 2008, primarily due to an increase in the volume of merchandise we purchased from our suppliers corresponding to an increase in sales.

•

Cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to $162.3 million in 2009 from $100.1 million in 2008. Our cash outflow in 2009 primarily consisted of:

(i)	$129.5 million of cash used in 2009 for purchase of merchandise and related services such as packaging, freight and professional services, compared to $72.0 million in 2008, including cash used for inventories, primarily due to an increase of 12.2 million units in total sales volume on our online platform and stores. Our inventories increased to $19.2 million as of December 31, 2009, compared to $11.0 million as of December 31, 2008;

(ii)	$18.8 million of cash used in 2009 for advertising, compared to $15.6 million in 2008, as a result of our enhanced marketing efforts;

(iii)	$22.4 million of cash used in 2009 for compensation to our employees, compared to $13.5 million in 2008, primarily due to a higher number of employees primarily related to the expansion of our directly operated store business; and

(iv)	$15.2 million of cash used in 2009 for payment of tax and other levies, compared to $8.6 million in 2008, primarily attributable to more value-add tax and income tax we paid corresponding to the increase in our sales.

Net cash provided by operating activities in 2008 amounted to $6.2 million, compared to $8.2 million in 2007, primarily due to the following:

•	Our growing business generated substantial net cash inflow as our net revenues increased to $107.5 million in 2008 from $61.4 million in 2007, primarily due to an increase in our sales.

•

Cash provided by operating activities also benefited from accounts payable which increased to $13.3 million as of December 31, 2008 from $7.4 million as of December 31, 2007, primarily due to an increase in the volume of merchandise we purchased from our suppliers corresponding to an increase in sales.

•

Cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to $100.1 million in 2008 from $56.1 million in 2007. Our cash outflow in 2008 primarily consisted of

(i)	$72.0 million of cash used in 2008 for purchase of merchandise and related services such as packaging, freight and professional services, compared to $41.6 million in 2007, including cash used for inventories, primarily due to an increase of 9.3 million units in total sales volume on our online platform and stores. Our inventories increased to $11.0 million as of December 31, 2008, compared to $4.9 million as of December 31, 2007;

(ii)	$15.6 million used in 2008 for advertising, compared to $7.7 million in 2007, as a result of our enhanced marketing efforts;

(iii)	$13.5 million of cash used in 2008 for compensation to our employees, compared to $7.0 million in 2007, primarily due to a higher number of employees primarily related to the expansion of our directly operated store business; and

(iv)	$8.6 million of cash used in 2008 for payment of tax and other levies, compared to $5.6 million in 2007, as a result of more value-add tax we paid corresponding to the increase in our sales as well as more income tax we paid because most of the carryforward losses in our subsidiaries were utilized in 2007.

Investing Activities

Our investing activities primarily relate to our purchases and disposals of property and equipment, purchases of short-term investments and software.

Net cash provided from investing activities amounted to $3.0 million for the six months ended June 30, 2010, primarily due to $7.3 million income from our short-term investments, offset by payments of $3.8 million for leasehold improvements for our warehouse and directly operated stores and payments of $0.5 million for purchases of software.

Net cash used in investing activities amounted to $6.7 million in 2009, primarily due to payments of $6.3 million for leasehold improvements for our warehouse and directly operated stores, and payments of $0.4 million for purchases of software.

Net cash used in investing activities amounted to $11.4 million in 2008, primarily due to payment of $7.3 million for short-term investments and payments of $3.9 million for leasehold improvements for our directly operated stores.

Net cash used in investing activities amounted to $1.1 million in 2007, primarily due to payments of $0.8 million for leasehold improvements for our directly operated stores and payments of $0.3 million for purchases of software.

Financing Activities

Cash flows from financing activities were immaterial in 2007, 2008 and 2009 and for the six months ended June 30, 2010.

Accounts Receivable and Accounts Receivable Turnover Days

	As at/for the year ended December 31,			As at/for the six months ended June 30, 2010
	2007	2008	2009
Accounts receivables balance, net of allowance for doubtful accounts (in millions of $)	0.6	0.6	1.9	1.8
Average accounts receivables turnover days (1)	2.5	2.1	2.6	3.2

(1)	Average accounts receivables turnover days is calculated by dividing average accounts receivable by net revenues and then multiplying the result by the number of days in the relevant period. The number of days in a relevant period is 365 for any 12-month period.

Accounts receivable primarily comprise amounts receivable from product delivery service providers, including third party express courier companies and EMS. These amounts are collected from end customers by the delivery service providers when products are delivered. We conduct a credit evaluation of these service providers and generally require a small amount of collateral or other security.

We start recognizing accounts receivable from the date we recognize revenues. We recognize and carry accounts receivable at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We consider factors such as delivery service provider credit-worthiness, past experience with third-party delivery service providers and current economic industry trends when we determine the collectability of specific delivery service provider accounts. Allowance for doubtful accounts for accounts receivable was approximately $0.1 million, $0.1 million and $0.1 million for 2007, 2008 and 2009, respectively. Allowance for doubtful accounts for accounts receivable was approximately $0.1 million as of June 30, 2010. Bad debts are written off as incurred.

Inventories and Inventories Turnover Days

	As at/for the year ended December 31,			As at/for the six months ended June 30, 2010
	2007	2008	2009
Inventories balance (in millions of $)	4.9	11.0	19.2	27.3
Average inventory turnover days (1)	49.2	56.6	63.6	78.4

(1)	Average inventory turnover days are calculated by dividing average inventories by cost of goods sold and then multiplying the result by the number of days in the relevant period. The number of days in a relevant period is 365 for any 12-month period.

We were not able to separately quantify the average inventory turnover days for our online platform and franchised and directly operated stores until September 2009, when we began separately recording inventories for each platform.

The increase in our inventory turnover days from 2007 to 2009 and further to the six months ended June 30, 2010 was primarily due to the expansion in our stores, which have longer inventory turnover days compared to our online platform because:

•

for our directly operated stores, our products are kept in the stores before being sold to end customers. We usually need to maintain a relatively high inventory level for a store to avoid stock shortage in anticipation of consumer demand for a specific SKU. The inventory turnover days will also increase when we open new stores, which generally generate lower sales as compared with established stores;

•

a portion of our franchisees are permitted to return products within certain window periods, generally based upon the seasons of the year, limited to 10% of the specific order placed. We count the products with return rights as our inventory before the return right expires. Some products are held by the franchisees on a consignment basis, and these products are also recorded as our inventory before sale to end customers.

Merchandise inventories are a significant asset on our balance sheet, representing approximately 20.9%, 28.6%, 30.5% and 38.1% of our total assets as of December 31, 2007, 2008 and 2009 and as of June 30, 2010, respectively. As we have had sufficient working capital to support this inventory level, we do not monitor our inventories based directly on our liquidity position. However, all inventory categories are monitored closely by assessing the sales performance on a daily basis, to ensure that aging goals are achieved to limit the need to sell significant amounts of merchandise below cost. Slow-moving or excess inventories may be disposed of through Internet clearance sales, catalog clearance sales and other liquidations after the expiration of the lifecycle of our products.

To calculate the estimated market value of our inventories, we perform a detailed review of all of our major inventory categories and SKUs and perform an analytical evaluation of aged inventories on a monthly basis. We compare the on-hand units and season-to-date unit sales (including actual selling prices) to the sales trend and estimated prices required to sell the units in the future, which enables us to estimate the amount which may have to be sold below cost.

We will continue to manage our working capital requirements related to building up and maintaining inventories, and we will continue to implement a disciplined approach in our store expansion, in line with our liquidity position.

Capital Expenditure

We plan to spend approximately $7.7 million in capital expenditures in 2010, of which approximately $2.8 million will be used in connection with building our e-commerce infrastructure, $2.3 million for store growth and improvement plans with the remainder of approximately $2.6 million being used for all other capital expenditures.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of $)
Operating lease obligations	15,014	8,386	6,395	233	—
Purchase obligations	586	586	—	—	—

Total	15,600	8,972	6,395	233	—

Our operating lease obligations related to lease agreements with lessors of our directly operated stores, call centers, logistics center and corporate facilities in China. We are obligated to pay additional rentals that are contingent on the sales at certain of our directly operated stores. Such rentals are expensed as incurred and have not been included above as such amounts cannot be determined until the contingencies have been resolved. Contingent rental expenses were $0.3 million, $0.8 million and $1.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any significant derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

With respect to our purchase obligation to ICL-Rampage Limited if it exercises the option to require us to purchase any or all of its shares in Rampage Cayman at a price calculated based on the formula provided in the shareholders’ agreement among us, ICL-Rampage Limited and Rampage Cayman, see “—Our Liquidity and Capital Resources.”

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, China’s consumer price index increased by 4.8% and 5.9% in 2007 and 2008, respectively, and decreased by 0.7% in 2009.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk relates to the interest income generated by structural notes with original maturities between three to six months as well as bank deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of this offering, most or substantially all of which we expect to convert into RMB over time for the uses discussed elsewhere under “Use of Proceeds.” We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because substantially all of our revenues and expenses are denominated in RMB and the functional currency of our principal operating subsidiaries and VIEs is the RMB, while we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the RMB traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have a positive effect on the U.S. dollar amount we would receive from the conversion. As of December 31, 2009, we had RMB-denominated cash balances of RMB126.1 million and U.S. dollar–denominated cash balances of $0.3 million. Assuming we had converted the RMB-denominated cash balance of RMB126.1 million into U.S. dollars at the exchange rate of $1.00 for RMB6.8259 as of December 31, 2009, this cash balance would have been $18.5 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $18.3 million as of December 31, 2009. As of June 30, 2010, we had RMB-denominated cash balances of RMB158.1 million and U.S. dollar–denominated cash balances of $1.6 million. Assuming we had converted the RMB-denominated cash balance of RMB158.1 million into U.S. dollars at the exchange rate of $1.00 for RMB6.7815 as of June 30, 2010, this cash balance would have been $23.3 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $23.1 million as of June 30, 2010.

Recent Accounting Pronouncements

In June 2009, the FASB issued ASC 810-10, “Consolidation—Overall” (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for our fiscal year beginning January 1, 2010. We do not believe the adoption of ASC 810-10 will have any significant impact on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures—Overall”, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. We do not believe the application of this ASU will have an impact on our consolidated financial statements starting from January 1, 2010.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)—Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, Revenue Arrangements with Multiple Deliverables). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We do not believe this ASU will have an impact on our consolidated financial statements.

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which amends the ASC for the issuance of FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R),” issued by the FASB in June 2009. The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. We do not believe the adoption of this ASU will have an impact on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-05, “Compensation—Stock Compensation (Topic 718)— Escrowed Share Arrangements and the Presumption of Compensation (previously EITF Topic D-110, “Escrowed Share Arrangements and the Presumption of Compensation”). This ASU provides the SEC Staff’s views on overcoming the presumption that for certain shareholders escrowed share arrangements represent compensation. The SEC Staff believes that an escrowed share arrangement in which the shares are automatically forfeited if employment terminates is compensation, consistent with the principle articulated in ASC 805, “Business Combinations”. We do not believe this ASU will have an impact on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements”. The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. We do not believe the adoption of this ASU will have an impact on our consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, “Compensation—Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. We do not believe the adoption of the ASU would have a material impact on our consolidated financial statements.

CORPORATE HISTORY AND STRUCTURE

Our History

We have been conducting our business through MecoxLane Mailorder, which was established in China in 1996. Our holding company, Mecox Lane, was incorporated under the laws of the Cayman Islands in May 1996. In 1999, Mecox Lane acquired 85% of the ownership interest in MecoxLane Mailorder.

In December 1999, Mecox Lane formed eMecoxLane Co., Ltd., or eMecoxLane, our wholly-owned subsidiary and intermediate holding company, in the Cayman Islands. In April 2000, eMecoxLane established its wholly-owned subsidiary, Mai Wang Trading, in China.

In August 2002 and July 2005, MecoxLane Information and MecoxLane Shopping were established in China. We have, through Mai Wang Trading, entered into certain contractual arrangements with MecoxLane Information and MecoxLane Shopping and their respective shareholders, pursuant to which we gain effective control over the operations of MecoxLane Information and MecoxLane Shopping.

In July 2007, we purchased the remaining 15% of the ownership interests in MecoxLane Mailorder through MecoxLane Shopping, thereby becoming the holder of 100% ownership interest in MecoxLane Mailorder.

In September 2008, Mecox Lane formed Mai Wang Information Technology (Shanghai) Co., Ltd., or Mai Wang Information, our wholly-owned subsidiary in China.

In November 2008, Rampage Shopping was established in China. We, through MecoxLane Mailorder, entered into certain contractual arrangements with Rampage Shopping and its shareholders, pursuant to which we gain effective control over the operations of Rampage Shopping. In February 2009, we and Iconix jointly established Rampage Cayman in the Cayman Islands. We hold 80% of the total issued share capital in Rampage Cayman and Iconix held the remaining 20%, which was subsequently transferred to ICL-Rampage Limited, a wholly-owned subsidiary of Iconix, in February 2010.

In March 2009, Rampage Cayman incorporated Rampage China (Hong Kong) Limited, or Rampage Hong Kong, its wholly-owned subsidiary, in Hong Kong. In May 2010, Rampage Hong Kong established Rampage Trading, its wholly-owned subsidiary, in China. Subsequently, we, through Rampage Trading, entered into the contractual arrangements with Rampage Shopping, which superseded the contractual arrangements between MecoxLane Mailorder and Rampage Shopping.

In March 2010, Mecox Lane incorporated Mecox Lane (Hong Kong) Limited, or MecoxLane Hong Kong, our wholly-owned subsidiary, in Hong Kong. In July 2010, MecoxLane Hong Kong established its wholly-owned subsidiary, MecoxLane Technology, in China. Mecox Lane transferred all of its equity interests in Mai Wang Information and MecoxLane Mailorder to MecoxLane Hong Kong in July and August, 2010, respectively.

In March 2010, eMecoxLane incorporated eMecoxLane (Hong Kong) Co., Limited, or eMecoxLane Hong Kong, our wholly-owned subsidiary, in Hong Kong. In July 2010, eMecoxLane transferred all of its equity interest in Mai Wang Trading to eMecoxLane Hong Kong.

Our Corporate Structure

Our holding company, Mecox Lane, currently holds equity in the following significant subsidiaries:

•

eMecoxLane, an intermediary holding company, which in turn through its subsidiary, eMecoxLane Hong Kong, holds all the equity in Mai Wang Trading, which is primarily in charge of procuring products from our suppliers;

•	Rampage Cayman, which through its subsidiary, Rampage Hong Kong, holds all the equity in Rampage Trading, which is primarily in charge of procuring Rampage-branded products from our suppliers; and

•

MecoxLane Hong Kong, which is engaged in our trading and investment businesses and holds all the equity in MecoxLane Mailorder, which is primarily in charge of our in-bound and out-bound call centers for our online platform, MecoxLane Technology, which is in charge of our new logistic center and our purchase of apparel and other products from our suppliers, and Mai Wang Information, which provides technical consulting services primarily for our e-commerce website and network systems.

Because PRC law places restrictions on foreign-invested entities engaging in sales through online platform and physical stores, we rely on several VIEs to hold licenses for operating these businesses. Through contractual arrangements, Mai Wang Trading controls two of our VIEs: MecoxLane Information, which carries out our e-commerce business, and MecoxLane Shopping, which engages in retail store operations. Through contractual arrangements, Rampage Trading controls Rampage Shopping, which primarily engages in retail operations for Rampage branded merchandise.

The control persons of our VIEs include our company and four individuals, Messrs. Paul Bang Zhang, Guisheng Liu, Richard Sijie Pu and Yi Xu, who are all employees of ours. The shareholding percentage of these individuals in our VIEs is explained in the diagram and related footnotes below. Mr. Xu is also a director and officer of MecoxLane Shopping and Rampage Shopping. Mr. Pu is also a director and officer of MecoxLane Information. Except for the loans granted under the contractual arrangements as described below, these individuals have not received any other consideration for entering into contractual arrangements with us. Under PRC law, consideration is not required for a contract to be effective. Other than Mr. Zhang, who is our senior vice president and chief financial officer and Mr. Pu, who is our head of e-commerce, the above control persons of the VIEs are not control persons of our company or our subsidiaries.

The following diagram illustrates our anticipated shareholding and corporate structure and the place of incorporation of each of our significant subsidiaries and VIEs immediately following this offering, assuming no exercise of the over-allotment option granted to the underwriters*:

Direct ownership

Contractual arrangements: See “—Contractual Arrangements with MecoxLane Information and its Shareholders,” “—Contractual Arrangements with MecoxLane Shopping and its Shareholders,” and “—Contractual Arrangements with Rampage Shopping and its Shareholders.”

(A)	Shanghai Mecox Lane Information Technology Co., Ltd. is our VIE in China and is 67% owned by Mr. Paul Bang Zhang, our senior vice president and chief financial officer, with Mr. Richard Sijie Pu, our head of e-commerce, and Mr. Yi Xu, our employee, each owning an additional 16.5%.

(B)	Shanghai Mecox Lane Shopping Co., Ltd. is our VIE in China and is 60% owned by Mr. Paul Bang Zhang, 10% owned by Mr. Guisheng Liu, our employee, and 30% owned by Mr. Yi Xu.

(C)	Shanghai Rampage Shopping Co., Ltd. is our VIE in China and is 50% owned by Mr. Paul Bang Zhang, 25% owned by Mr. Guisheng Liu and 25% owned by Mr. Yi Xu.

(D)	The following list sets forth MecoxLane Shopping’s wholly-owned subsidiaries which were incorporated to facilitate our directly operated retail store operations in the local markets: (1) Hangzhou Mecox Lane Shopping Co., Ltd., (2) Xiamen Mecox Lane Shopping Co., Ltd., (3) Xi’an Mecox Lane Shopping Co., Ltd., (4) Chengdu Mecox Lane Trade Co., Ltd., (5) Beijing Mecox Lane Shopping Co., Ltd., (6) Nanjing Mecox Lane Trade Co., Ltd., (7) Chongqing Mecox Lane Shopping Co., Ltd., (8) Jinan Mecox Lane Shopping Co., Ltd., (9) Wuxi Mecox Lane Shopping Co., Ltd., (10) Wuhan Mecox Lane Trade Co., Ltd., (11) Ningbo Mecox Lane Shopping Co., Ltd., (12) Shenzhen Mecox Lane Shopping Co., Ltd., (13) Shenyang Mecox Lane Shopping Co., Ltd., (14) Fuzhou Mecox Lane Shopping Co., Ltd., (15) Dalian Mecox Lane Shopping Co., Ltd., (16) Guangzhou Mecox Lane Trade Co., Ltd. and (17) Tianjin Mecox Lane Stores Co., Ltd.

We have entered into contractual arrangements with MecoxLane Information, MecoxLane Shopping, Rampage Shopping and their respective shareholders, through which we exercise effective control over operations of these entities and receive economic benefits generated from these entities. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of MecoxLane Information, MecoxLane Shopping and Rampage Shopping and thus consolidate their results in our consolidated financial statements. See “Risk Factors—Risks Related to Doing Business in China— If the PRC government determines that the contractual arrangements that establish the structure for operating our online platform and physical stores do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” All shareholders of our VIEs are our employees.

Contractual Arrangements with MecoxLane Information and its Shareholders

Our relationships with MecoxLane Information and its shareholders are governed by a series of contractual arrangements. Under PRC law, each of MecoxLane Information and Mai Wang Trading is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between MecoxLane Information and Mai Wang Trading, MecoxLane Information is not obligated to transfer any funds generated from its operations to Mai Wang Trading.

Loan Agreements.    Each shareholder of MecoxLane Information, namely Mr. Paul Bang Zhang, Mr. Richard Sijie Pu and Mr. Yi Xu, has entered into a loan agreement with Mai Wang Trading and MecoxLane Information. Under these loan agreements, Mai Wang Trading lent interest-free loans of RMB670,000 ($99,000), RMB165,000 ($24,000) and RMB165,000 ($24,000) to these shareholders, respectively, solely for their respective capital contributions to MecoxLane Information. Each of these loans has a term of 10 years, which can be extended upon written consent of the parties thereto. Each of the shareholders agrees to repay the loan only by transferring his equity interest in MecoxLane Information to Mai Wang Trading or its designee.

Promissory Notes.    Each shareholder of MecoxLane Information has issued a promissory note to Mai Wang Trading promising to repay to the latter or its assignee the principal amount under the relevant loan agreement described above.

Exclusive Purchase Option Agreements.    Each shareholder of MecoxLane Information has entered into an exclusive purchase option agreement with Mai Wang Trading and MecoxLane Information, under which such shareholder irrevocably granted to Mai Wang Trading or its designee an exclusive option to purchase his equity interest in MecoxLane Information at the purchase price equal to the outstanding principal of the loan under his loan agreement at the time when Mai Wang Trading exercises the option. In the event that such outstanding principal is zero at the time of the exercise, the purchase price will be US$100. Mai Wang Trading may exercise such option at any time.

Powers of Attorney.    Each shareholder of MecoxLane Information has executed a power of attorney to grant to Mai Wang Trading or its designee the power of attorney to act on his behalf on all matters pertaining to MecoxLane Information and to exercise all of his rights as a shareholder of MecoxLane Information, including the right to appoint board members and senior management members, other voting rights and the right to transfer all or a part of his equity interest in MecoxLane Information.

Exclusive Business Cooperation Agreement.    Under the exclusive business cooperation agreement between MecoxLane Information and Mai Wang Trading, MecoxLane Information engages Mai Wang Trading as its exclusive provider of technical, consulting and other services and agrees to pay to Mai Wang Trading service fees as determined by both parties. Mai Wang Trading will exclusively own any intellectual property arising from the performance of this agreement. In addition, MecoxLane Information agrees to consult with Mai Wang Trading before making any decisions that may have a material effect on its business or operations and to faithfully execute any lawful business and technical instructions given by Mai Wang Trading. This agreement has a term of 10 years unless earlier terminated or renewed by Mai Wang Trading at its sole discretion with a 30 days’ prior written notice.

Equity Pledge Agreements.    Each shareholder of MecoxLane Information has entered into an equity pledge agreement with Mai Wang Trading and MecoxLane Information, under which such shareholder pledged all of his equity interest in MecoxLane Information to Mai Wang Trading as collateral for all of his payments due to Mai Wang Trading and to secure his obligations under the above agreements. MecoxLane Information must not declare any dividend without Mai Wang Trading’s prior written consent, unless all the amounts due to Mai Wang Trading have been paid off and all the obligations of MecoxLane Information have been fully discharged. If any event of default as defined under the loan agreement occurs, Mai Wang Trading, as the pledgee, will have the right to sell the pledged equity interests.

Tax Indemnity Letters.    Pursuant to the tax indemnity letters issued by MecoxLane Information to each of its shareholders, MecoxLane Information agrees to reimburse these shareholders for any and all taxes payable by them in connection with the transactions under the above agreements.

Contractual Arrangements with MecoxLane Shopping and its Shareholders

Our relationships with MecoxLane Shopping and its shareholders are governed by a series of contractual arrangements. Under PRC law, each of MecoxLane Shopping and Mai Wang Trading is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between MecoxLane Shopping and Mai Wang Trading, MecoxLane Shopping is not obligated to transfer any funds generated from its operations to Mai Wang Trading.

Loan Agreements.    Each shareholder of MecoxLane Shopping, namely Mr. Paul Bang Zhang, Mr. Guisheng Liu and Mr. Yi Xu, has entered into a loan agreement with Mai Wang Trading and MecoxLane Shopping. Under these loan agreements, Mai Wang Trading lent interest-free loans of RMB3,000,000 ($442,000), RMB500,000 ($74,000) and RMB1,500,000 ($221,000) to these shareholders, respectively, solely for their respective capital contributions to MecoxLane Shopping. These loans will not become due until the earlier of the dates on which (i) Mai Wang Trading delivers the exercise notice pursuant to the exclusive purchase option agreement or (ii) MecoxLane Shopping is dissolved, liquidated, becomes bankrupt or is otherwise terminated. Each of the shareholders agrees to repay the loan only by transferring his equity interest in MecoxLane Shopping to Mai Wang Trading or its designee.

Promissory Notes.    Each shareholder of MecoxLane Shopping has issued a promissory note to Mai Wang Trading promising to repay to the latter or its assignee the principal amount under the relevant loan agreement described above.

Exclusive Purchase Option Agreements.    Each shareholder of MecoxLane Shopping has entered into an exclusive purchase option agreement with Mai Wang Trading and MecoxLane Shopping, under which such shareholder irrevocably granted to Mai Wang Trading or its designee an exclusive option to purchase his equity interest in MecoxLane Shopping at the purchase price equal to the outstanding principal of the loan under his loan agreement at the time when Mai Wang Trading exercises the option. In the event that such outstanding principal is zero at the time of the exercise, the purchase price will be US$100. Mai Wang Trading may exercise these options at any time.

Powers of Attorney.    Each shareholder of MecoxLane Shopping has executed a power of attorney to grant to Mai Wang Trading or its designee the power of attorney to act on his behalf on all matters pertaining to MecoxLane Shopping and to exercise all of his rights as a shareholder of MecoxLane Shopping, including the right to appoint board members and senior management members, other voting rights and the right to transfer all or a part of his equity interest in MecoxLane Shopping.

Exclusive Business Cooperation Agreement.    Under the exclusive business cooperation agreement between MecoxLane Shopping and Mai Wang Trading, MecoxLane Shopping engages Mai Wang Trading as its exclusive provider of technical, consulting and other services and agrees to pay to Mai Wang Trading service fees as determined by both parties. Mai Wang Trading will exclusively own any intellectual property arising from the performance of this agreement. In addition, MecoxLane Shopping agrees to consult with Mai Wang Trading before making any decisions that may have a material effect on its business or operations and to faithfully execute any lawful business and technical instructions given by Mai Wang Trading. This agreement has a term of 10 years unless is earlier terminated or renewed by Mai Wang Trading at its sole discretion with a 30 days’ prior written notice.

Equity Pledge Agreements.    Each shareholder of MecoxLane Shopping has entered into an equity pledge agreement with Mai Wang Trading and MecoxLane Shopping, under which such shareholder pledged all of his equity interest in MecoxLane Shopping to Mai Wang Trading as collateral for all of his payments due to Mai Wang Trading and to secure his obligations under the above agreements. MecoxLane Shopping must not declare any dividend without Mai Wang Trading’s prior written consent, unless all the amounts due to Mai Wang Trading have been paid off and all the obligations of MecoxLane Shopping have been fully discharged. If any event of default as defined under the loan agreement occurs, Mai Wang Trading, as the pledgee, will have the right to sell the pledged equity interests.

Tax Indemnity Letters.    Pursuant to the tax indemnity letters jointly issued by MecoxLane Shopping and Mai Wang Trading to each shareholder of MecoxLane Shopping, MecoxLane Shopping and Mai Wang Trading agree to jointly and severally reimburse these shareholders for any and all taxes payable by them in connection with the transactions under the above agreements.

Contractual Arrangements with Rampage Shopping and its Shareholders

Our relationships with Rampage Shopping and its shareholders are governed by a series of contractual arrangements. Under PRC law, each of Rampage Shopping and Rampage Trading is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Rampage Shopping and Rampage Trading, Rampage Shopping is not obligated to transfer any funds generated from its operations to Rampage Trading.

Loan Agreements.    Each shareholder of Rampage Shopping, namely Mr. Paul Bang Zhang, Mr. Guisheng Liu and Mr. Yi Xu, has entered into a loan agreement with Rampage Trading and Rampage Shopping. Under these loan agreements, Rampage Trading made interest-free loans of RMB1,000,000 ($147,000), RMB500,000 ($74,000) and RMB500,000 ($74,000) to these shareholders, respectively, solely for their respective capital contributions to Rampage Shopping. Each of these loans has a term of 10 years, which can be extended upon written consent of the parties thereto. Each of the shareholders agrees to repay the loan only by transferring his equity interest in Rampage Shopping to Rampage Trading or its designee.

Promissory Notes.    In addition, each shareholder of Rampage Shopping has issued a promissory note attached to the loan agreement to Rampage Trading promising to repay to the latter or its assignee the principal amount under the relevant loan agreement described above.

Exclusive Purchase Option Agreements.    Each shareholder of Rampage Shopping has entered into an exclusive purchase option agreement with Rampage Trading and Rampage Shopping, under which such shareholder irrevocably granted to Rampage Trading or its designee an exclusive option to purchase his equity interest in Rampage Shopping at the purchase price equal to the outstanding principal of the loan under his loan agreement at the time when Rampage Trading exercises the option. In the event that such outstanding principal is zero at the time of the exercise, the purchase price will be US$100. Rampage Trading may exercise such option at any time.

Powers of Attorney.    Each shareholder of Rampage Shopping has executed a power of attorney to grant to Rampage Trading or its designee the power of attorney to act on his behalf on all matters pertaining to Rampage Shopping and to exercise all of his rights as a shareholder of Rampage Shopping, including the right to appoint board members and senior management members, other voting rights and the right to transfer all or a part of his equity interest in Rampage Shopping.

Exclusive Business Cooperation Agreement.    Under the exclusive business cooperation agreement between Rampage Shopping and Rampage Trading, Rampage Shopping engages Rampage Trading as its exclusive provider of technical, consulting and other services and agrees to pay to Rampage Trading service fees as determined by both parties. Rampage Trading will exclusively own any intellectual property arising from the performance of this agreement. In addition, Rampage Shopping agrees to consult with Rampage Trading before making any decisions that may have a material effect on its business or operations and to faithfully execute any lawful business and technical instructions given by Rampage Trading. This agreement has a term of 10 years unless earlier terminated or renewed by Rampage Trading at its sole discretion with 30 days’ prior written notice.

Equity Pledge Agreements.    Each shareholder of Rampage Shopping has entered into an equity pledge agreement with Rampage Trading and Rampage Shopping, under which such shareholder pledged all of his equity interest in Rampage Shopping to Rampage Trading as collateral for all of his payments due to Rampage Trading and to secure his obligations under the above agreements. Rampage Shopping must not declare any dividend without Rampage Trading’s prior written consent, unless all the amounts due to Rampage Trading have been paid off and all the obligations of Rampage Shopping have been fully discharged. If any event of default as defined under the loan agreement occurs, Rampage Trading, as the pledgee, will have the right to sell the pledged equity interests.

Tax Indemnity Letters.    Pursuant to the tax indemnity letters issued by Rampage Shopping to each of its shareholders, Rampage Shopping agrees to reimburse these shareholders for any and all taxes payable by them in connection with the transactions under the above agreements.

Agreements with Iconix

On December 8, 2008, Mecox Lane, Iconix and Rampage Cayman entered into a shareholders’ agreement for the incorporation of Rampage Cayman, pursuant to which Mecox Lane holds 80% of the issued share capital of Rampage Cayman for a total subscription price of $100,000 and Iconix holds 20% of the issued share capital of Rampage Cayman as consideration of its assigning and/or licensing or procuring the assignment and/or licensing of all of its rights, titles and interests in and to certain trademarks, or the Rampage trademarks, in the Greater China area to Rampage Cayman. The key terms of the shareholders’ agreement are as follows:

(i)	Rampage Cayman agrees to obtain the written consent from Iconix before it takes certain actions, including disposal of any assets relating to any of Rampage Cayman’s rights with respect to any of the Rampage trademarks.

(ii)	Mecox Lane must make a loan totaling $10 million to Rampage Cayman and Rampage Cayman must achieve annual gross revenues of RMB400 million ($59 million) by the fifth anniversary of the date of the agreement, otherwise Iconix will have the right to require assignment back of the Rampage trademarks at nominal consideration.

(iii)	In the event that Rampage Cayman issues any shares, other equity securities or convertible equity securities, Iconix will be entitled to participate as a purchaser in such issuance to the extent required to enable Iconix to maintain 20% of the issued share capital of Rampage Cayman on a fully diluted basis.

(iv)	Both Mecox Lane and Iconix enjoy the rights of pre-emption, tag along and drag along with respect to any shares transfer except for transferring to affiliates.

(v)	In the event of a change of control in Mecox Lane, Iconix has a put option, which is the right to require Mecox Lane to purchase all of the shares then held by Iconix at a price determined by a mutually appointed independent valuer. If Mecox Lane completes an initial public offering on a recognized stock exchange, Iconix also has the right to require Mecox Lane to purchase any or all of the shares then held by Iconix at a price calculated based on the formula provided therein. See “Risk Factors—Risks Related to Our Business—We have granted an option of unlimited duration to ICL-Rampage Limited to require us to purchase ICL-Rampage Limited’s 20% minority interest in our subsidiary, Rampage China Limited, or Rampage Cayman. We are not able to determine the price that we may be obligated to pay under this option, and the amount may be beyond our ability to pay. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may have a material adverse effect on our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.”

On April 8, 2009, pursuant to the shareholders’ agreement, Iconix and Rampage Cayman entered into a trademark assignment agreement, under which Iconix, as the beneficial owner of the Rampage trademarks, agreed to assign its right to such trademarks in the Greater China area to Rampage Cayman. We sold Rampage- branded merchandise prior to April 8, 2009, the date of the trademark assignment agreement, based on an oral agreement with Iconix, which was subsequently documented by Iconix’s written consent. As of the date of this prospectus, the assignment of 22 Rampage trademarks has been completed, and the governmental registration procedures for the assignment of the remaining 3 Rampage trademarks and 9 applications of Rampage trademarks are being made.

On February 2, 2010, pursuant to an omnibus consignment, assumption and accession agreement entered into by and among Rampage Cayman, Mecox Lane, Iconix and ICL-Rampage Limited, Iconix transferred all its shares in Rampage Cayman and all of its rights and obligations under the shareholders’ agreement and the trademark assignment agreement to ICL-Rampage Limited.

INDUSTRY BACKGROUND

Overview of the Consumer Market in China

Rapid Economic Growth in China

China’s economy has grown rapidly under the “open door” economic policies that began in the late 1970’s. According to the National Bureau of Statistics of China, from 2000 to 2009, China’s nominal gross domestic product, or GDP, grew at a CAGR of 14.5%, representing growth from RMB9.9 trillion in 2000 to RMB33.5 trillion ($4.9 trillion) in 2009.

Industrialization has accelerated urbanization through the migration of the rural population to urban areas and the transformation of towns into cities. Urban populations accounted for approximately 36.2% of the total population in 2000 and 46.6% in 2009, according to the National Bureau of Statistics of China. With the rapid growth of the Chinese economy, income levels of urban households have increased and living standards have improved. According to the National Bureau of Statistics of China, the annual per capita disposable income of urban households in China increased at a CAGR of 11.8% from RMB6,280 in 2000 to RMB17,175 ($2,533) in 2009.

Strong Consumption Growth and Changing Consumption Patterns

The market for consumer goods has expanded rapidly amid China’s robust economic growth and the increasing affluence of its urban middle-class. From 2000 to 2009, according to the National Bureau of Statistics of China, per capita annual consumption expenditure among urban households in China increased at a CAGR of 10.5% from RMB4,998 in 2000 to RMB12,265 ($1,809) in 2009.

Urban Chinese consumers have changed their consumption patterns to take advantage of their higher income level and the increasing number of retail products and sales channels. Consumers are no longer confined to the traditional store-based retail format and can choose from various retail formats such as Internet-based, catalog and telephonic sales channels to meet their needs. Chinese consumers have become more interested in fashion products. The per capita annual spending for apparel among urban consumers increased at a CAGR of 13.4% from RMB687 in 2004 to RMB1,288 ($190) in 2009, according to the Frost & Sullivan report.

E-Commerce in China

Rise of E-commerce in China

E-commerce and other non-traditional retail channels have gained favor of Chinese consumers as a result of customers’ rising income levels and changing shopping behaviors, including increasing popularity of Internet shopping. With higher Internet penetration among the Chinese population, as evidenced by the 384 million Internet users in China as of the end of 2009, 90.1% of whom are broadband subscribers, there are great growth opportunities for e-commerce in China. Following the rapid growth of the Internet penetration, the number of Internet shoppers in China grew rapidly from 74 million as of December 2008 to 108 million as of December 2009, according to CNNIC. Among China’s Internet users, approximately 28.1% are Internet shoppers. However, this ratio is still low compared to that in developed countries, where two out of every three Internet users are online shoppers, according to the CNNIC. According to iResearch, the sales revenues from Internet shopping in China, including both B2C and C2C transactions, reached RMB238.8 billion ($35.2 billion) in 2009, from RMB5.2 billion in 2004, representing a CAGR of 115.0%, and is expected to reach RMB1.6 trillion in 2015. The following chart sets forth the actual and forecasted revenues of the Internet shopping marketplace from 2004 to 2015.

Revenues of Internet Shopping Marketplace

(RMB billions)

	2004	2005	2006	2007	2008	2009	2010E	2011E	2012E	2013E	2014E	2015E	2004-2009 CAGR %	2009-2015 CAGR %
C2C	3.9	13.7	23.5	51.8	119.5	207.0	300.0	399.6	499.0	581.0	654.0	710.0	121.3	22.8
B2C	1.3	2.0	2.8	4.3	8.7	31.8	86.9	176.4	310.0	470.0	680.0	920.0	89.5	75.2

Total	5.2	15.7	26.3	56.1	128.2	238.8	386.9	576.0	809.0	1,051.0	1,334.0	1,630.0	115.0	37.7

Source: iResearch

We believe the following factors, among others, have driven and will continue to drive the fast growth of the Internet shopping marketplace in China.

•

Growing number of Internet users.    According to the CNNIC, in June 2008, China surpassed the United States as the country with the most Internet users in the world. However, the Internet penetration rate in China remains low at 28.9% compared to that in developed countries, such as 74.1% in the U.S. and 75.5% in Japan as of December 2009, indicating room for further growth.

•

Strong potential for data analysis, consumer interaction and national branding.    The large number of Internet users in China provides sellers with ample opportunities for customer behavior analysis and customer interaction, which enable better understanding of the e-commerce landscape in China. As a result, sellers in the Internet shopping marketplace may engage in more effective sales and marketing efforts. The cyberspace, breaking the geographic limitation of traditional brick-and-mortar stores, also presents retailers with a platform to build up national brand awareness in a cost-efficient manner.

•

Advanced online payment.    Advanced electronic and other payment systems, including credit card payment, bank transfer, mobile banking systems and Chinese peers of PayPal, have begun to mature as a result of wider acceptance and improved reliability.

•	Improved logistics management system. Improved product delivery system and more sophisticated logistics management system in China facilitates volume growth of the e-commerce marketplace.

•

Favorable policies encouraging e-commerce.    The Chinese government continues to implement policies that encourage the growth of online shopping in China. For example, under the “11th Five-Year Planning for the Development of E-Commerce” released in June 2007 by the National Development and Reform Commission and the Information Technology Office under the State Council, the government plans to improve the logistics and payment systems for e-commerce as well as formulate national e-commerce standards. Furthermore, the Ministry of Commerce is drafting the specifications for e-commerce and online shopping services to foster the growth of e-commerce.

The B2C E-commerce Market in China

The Internet has emerged as a popular medium for retailers to reach young Chinese consumers. According to iResearch, in 2009, about 53.6% of all users in the B2C e-commerce sector were between 19 and 30 years old. In 2009, 49.0% of users were women, compared to 44.3% in 2008, and the increase contributed to the higher growth rate of sales of apparel and related products, according to iResearch.

The total sales revenues of the B2C e-commerce market grew from RMB1.3 billion in 2004 to RMB31.8 billion ($4.7 billion) in 2009, representing a CAGR of 89.5%, and are expected to grow to RMB920.0 billion in 2015, according to iResearch. The growth rate of China’s B2C e-commerce market is expected to outpace that of China’s Internet shopping marketplace and the C2C e-commerce market. The B2C e-commerce market’s share of total Internet shopping transaction value is expected to grow from 13.3% in 2009 to 38.3% in 2012 and 56.4% in 2015. According to iResearch, there is high demand for fashion products in the Internet shopping marketplace, and apparel was the top category of fashion products purchased by consumers in the Internet shopping marketplace in 2008.

In 2009, revenues from women’s apparel and accessories contributed 43.2% of total revenues of the B2C e-commerce apparel market, following by men’s apparel and accessories at 37.1%, according to iResearch. The following chart set forth the revenues breakdown for the B2C apparel market in 2009.

B2C Clothing Market Breakdown (2009)

Source: iResearch

We believe that in addition to the factors that drive the growth of e-commerce in general, factors that contribute to growth of the B2C e-commerce market in China include:

•

the growing number of Internet shoppers, including existing C2C platform users who are familiar with Internet shopping and who migrate towards the B2C platform out of concerns such as quality, product safety and brand name recognition;

•	increasing integration between traditional retailing and the B2C platform as more products become available online, attracting more users to the B2C platform;

•	emergence of scalable B2C enterprises gaining profitability, which fuels the further growth of the B2C e-commerce marketplace;

•	competitive pricing and cost structure, national coverage, better working capital management, superior storage and utilization of customer data for retailers; and

•	lower prices, greater convenience, more product variety, and better customer experience for consumers.

We believe traditional store retailers in China have not achieved leading position in the B2C e-commerce market. Their inventory management and logistic network are built up to distribute large quantities of consumer goods to limited numbers of brick-and-mortar stores in particular regions, but not to thousands of end customers nationwide, who sometimes purchase only one or two commodities per order. In contrast, specialized e-commerce, catalog and telephonic sales operators have competitive advantages in utilizing centralized procurement and inventory management to satisfy customer demand across China. As e-commerce, catalog, telephonic and television direct sales utilize primarily either the Internet or telephone line to realize sales and have similar logistic and distribution models, these channels are collectively referred to as the online platform by some merchants. In addition, many traditional retailers and other merchants who plan to enter the online sales business need logistics support from third parties which are experienced in addressing logistics challenges for the online platform.

Apparel and Accessories Market in China

Overview of the Apparel and Accessories Market in China

The apparel and accessories market in China is characterized by rapid growth and fast changing consumer demands in response to fashion trends. We believe the key drivers of the fast-fashion concept in China include, among others, changing lifestyle, better access to fashion concepts as a result of increasing cultural openness, rising awareness of individualism and pursuit of style.

The apparel and accessories market in China has expanded rapidly in recent years driven by the rapid economic growth in China, as well as increase in consumers’ buying power, brand consciousness and awareness of fashion and lifestyle. According to the Frost & Sullivan report, the total retail value of the apparel and accessories market in China has reached RMB674.2 billion ($99.4 billion) in 2009 from RMB314.9 billion in 2004, representing a CAGR of 16.4%. Total retail value of the apparel and accessories in China are forecasted to further grow to RMB1,760.5 billion in 2015, representing a CAGR of approximately 17.3% from 2009 to 2015.

The following table sets forth the actual and forecasted total retail value of the apparel and accessories market in China from 2004 to 2015.

Total Retail Value of Apparel and Accessories Market in China

(RMB billions)

Source: Frost & Sullivan

The apparel and accessories industry in China is characterized by high fragmentation and intense competition. For example, according to the Frost & Sullivan report, none of the top companies in the women’s apparel market is able to achieve a higher than 2% of the share of total retail revenues in 2009. Furthermore, the competition has been increasingly intensified due to rapidly evolving trends and tastes. Apparel companies are facing challenges to accurately anticipate customer preference and locate enough customer demand for an apparel product, which is essential in judging whether the product passes the economic threshold of commercial production and distribution.

Online Platform for Apparel and Accessories in China

The online platform for apparel and accessories has gained increasing popularity in China as the overall consumer market sector expands and consumers search for diversified retail formats to meet their needs. There is an increasing integration between the several formats of the online platform for apparel and accessories. Substantially all catalog sales are now consummated over the telephone, and a growing number of customers will place orders on a merchant’s website after becoming interested in products through a catalog. Customers are also likely to order over the telephone after viewing products on the Internet. Merchants with established catalog and telephonic sales can easily adopt an e-commerce business model given that e-commerce requires similar supply chain management capabilities.

We believe the online platform for apparel and accessories, which offers customers convenience of shopping via alternative sales channels and broadens merchants’ access to customers, presents growth opportunities. We believe the key drivers of growth in the online sales of apparel and accessories are similar to those contributing to the expansion of e-commerce and the consumer goods market in China. The online platform for apparel and accessories offers merchants the opportunity to reach a large number of consumers nationwide without the expenses of maintaining a physical store. Sales on the online platform for apparel and accessories are expected to experience rapid growth. According to the Frost & Sullivan report, the online retail value of apparel and accessories in China has reached RMB55.6 billion ($8.2 billion) in 2009 from RMB18.2 billion in 2004, representing a CAGR of 25.0%. The online retail value of apparel and accessories in China is forecasted to further grow to RMB320.7 billion in 2015, representing a CAGR of approximately 33.9% from 2009 to 2015.

The following table sets forth the actual and forecasted online retail value of apparel and accessories in China from 2004 to 2015.

Online Retail Value of Apparel & Accessories in China

(RMB Billion)

Source: Frost & Sullivan

Women’s Apparel and Accessories Market in China

Women’s apparel and accessories is the largest segment of the apparel and accessories market, represented 52.1% of the total sales value in 2009 and is expected to increase to 56.5% in 2015 according to the Frost & Sullivan report. Women’s apparel and accessories is also the fastest growing segment. From 2004 to 2009, the value of women’s apparel and accessories consumption grew at a CAGR of 17.5%. The following table sets forth the actual and forecasted total retail value of the women’s apparel and accessories market in China from 2004 to 2015.

Revenues of China Women’s Apparel and Accessories Market

(RMB billions)

Source: Frost & Sullivan

Apparel sales to young women between the ages of 20 to 29 demonstrated the highest growth among all age segments, at a CAGR of 19.8% from 2004 to 2009. The growing population of this age group and their enthusiasm for fashion are likely to continue to sustain the vigorous growth of their consumption of apparel and accessories. The market size of women’s apparel and accessories for this age group is expected to grow to RMB238.6 billion in 2015, at a CAGR of 23.2% from 2009 to 2015, according to the Frost & Sullivan report.

Fashion wear is the largest segment of the women’s apparel and accessories market. In 2009, sales revenues from fashion wear reached RMB176.5 billion ($26.0 billion), or 50.2% of the total, according to the Frost & Sullivan report. This segment is also expected to grow at a CAGR of 20.4% from 2009 to 2015, the fastest rate among all the segments of women’s apparel and accessories.

BUSINESS

Overview

We operate China’s leading online platform for apparel and accessories as measured by revenues in 2009, according to the Frost & Sullivan report. We offer a wide selection of products on our M18.com e-commerce website, evidenced by approximately 24,600 SKUs in 2009 and approximately 23,000 SKUs in the first six months of 2010, targeting the large demographic of young urban female shoppers with fast-growing spending power. We had approximately 1.9 million active customers as of December 31, 2009 and approximately 2.1 million as of June 30, 2010. Our online platform offers products under our own proprietary brands, such as Euromoda and Rampage, and under selected third-party brands, including established international and Chinese brands such as Adidas, Daphne, Kappa and Li Ning as well as independent and emerging brands featuring unique designs. Our online platform is attractive to independent third-party brands because we offer established third-party brands our wide customer reach and emerging third-party brands access to our existing customer base and our established logistical facilities and distribution network.

We strive to provide our customers an enjoyable shopping experience. On our well-designed and user-friendly e-commerce website, we roll out our proprietary and third-party branded products at the forefront of fashion trends, aiming to provide the best selection of products to satisfy our customer’s fashion needs. We are able to provide better “value for money” to our customers because our online platform reduces our costs and expenses for product display, rental, staffing and inventory. In addition, our favorable 10-day return policy, effective customer service, accurate order fulfillment, speedy delivery and flexible payment options have helped us to achieve strong customer loyalty and high rates of repeat purchases. In 2007, 2008, 2009 and the first six months of 2010, approximately 82%, 83%, 84% and 86%, respectively, of our orders by value were placed by repeat customers.

Our online platform is supported by our superior operational capabilities. Our customer service call center staffed by over 900 representatives provides comprehensive and real-time assistance to our customers. We outsource the production of our proprietary branded products to OEM suppliers across China, and apply rigorous quality control to ensure product quality. As of September 2010, our centralized logistics center in Shanghai had the capability to process 38,000 orders per day and our logistics centers in Beijing, Chengdu and Guangzhou had the capacity to process another 12,000 orders per day. We closely manage third-party express courier companies to provide reliable and speedy delivery to our customers nationwide. We provide our online customers the flexibility to choose from a number of payment options, including COD, online payment, wire transfer and postal remittance.

Our online platform allows us to collect customer data effectively and continuously. We systematically analyze our extensive customer database to segment customers for targeted marketing, enhancing the effectiveness of our marketing activities. We market our products through online advertising, targeted distribution of emails, SMS, catalogs, print media advertising and out-bound calls. To enhance our brand recognition and to reach target customers in second- and third-tier cities who are less familiar with Internet shopping but present substantial consumption potential, we also offer, through a network of stores, women’s apparel and accessories under our proprietary Euromoda and Rampage brands, to which we own all rights in China. Our store network comprised 478 stores in 182 cities across China as of June 30, 2010, including 320 franchised stores and 158 directly operated stores.

We have achieved substantial growth in recent years. Our net revenues grew from $61.4 million in 2007 to $177.7 million in 2009, representing a CAGR of 70.2%. Our net income grew from $4.1 million to $7.2 million over the same period, representing a CAGR of 32.4%. We generated net revenues of $108.0 million for the six months ended June 30, 2010, representing a 41.6% increase from our net revenues of $76.3 million for the six months ended June 30, 2009. We had a net income of $2.5 million for the first six months of 2010, representing a 37.7% decrease from our net income of $4.1 million for the same period in 2009, as the increases in the cost of goods sold and selling, general and marketing expenses outpaced the increase in our net revenues primarily due to unusually prolonged cold weather in the first quarter of 2010 resulting in lower than expected demand for spring apparel.

Our Strengths

We believe that the following competitive strengths have contributed to our success and differentiate us from our competitors:

Leading online platform for apparel and accessories

We operate China’s leading online platform for apparel and accessories as measured by revenues in 2009, according to the Frost & Sullivan report. Our online platform offered 13,100 SKUs and 17,500 SKUs of apparel and accessories products in 2009 and the six months ended June 30, 2010, and sold 17.7 million units and 9.9 million units of apparel and accessories products during the same periods. Our online platform offers products of our proprietary brands such as Euromoda and Rampage and well-known third-party brands such as Adidas, Daphne, Kappa and Li Ning. We had approximately 2.1 million active customers for our online platform as of June 30, 2010.

Since our inception, we have accumulated a valuable customer base mainly consisting of young urban women with growing spending power and active shopping habits. Leveraging our extensive and growing proprietary customer database recording customer behavior and other market intelligence, we are able to identify customer preferences and trends and offer popular products catering to customer demand. Our sophisticated data analysis allows us to segment customers by profile, determine product pricing, target likely purchasers and plan effective promotion activities. We believe our experience in operation management and our economy of scale have enhanced our negotiating leverage over product suppliers and express courier companies across China.

Flexible “plug and play” platform business model

Our M18.com website generates high traffic volume, with 0.7 million average daily unique visitors and 236.7 million monthly page views recorded in June 2010. On the strength of this broad customer reach and our extensive customer database, we offer a “plug-and-play” platform for third-party brands, i.e., a platform for third-party merchants to easily sell products to customers without devoting a lot of time and resources to sales and marketing, logistics system, customer service and payment processing. Thus we are able to attract:

•	emerging brands who wish to access our existing customer base and leverage on our established logistical support; and

•	established brands such as Adidas, Daphne, Kappa and Li Ning who seek to broaden their customer reach and utilize our capability for online sales and related logistical support.

Working with third-party brands expands our product portfolio, attracts new customers to our website and allows us to capture the economic return for linking these brands directly to online customers. Our control of the online interface with customers helps ensure a positive and consistent shopping experience for our customers. As a result, the number of purchase orders placed on our online platform increased from 3.0 million in 2007 to 6.2 million in 2009.

Compelling value, selection and convenience for customers

We believe our online platform gives our customers:

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Wide and diverse selection.    We offered our customers approximately 24,600 SKUs and approximately 23,000 SKUs, respectively, of apparel and accessories, home products, beauty and healthcare products, and a variety of other products in 2009 and for the first six months of 2010. By sourcing products under both our proprietary brands and third-party brands, we are able to provide customers with a diversified portfolio of products that satisfy their fashion and daily needs. Our online platform allows us to offer an extensive selection of products cost-effectively without physical shelf space limitation.

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Great convenience.    Customers can browse our e-commerce website and catalogs and place orders online or by phone without leaving their home or office. Our online platform takes orders 24 hours a day, seven days a week, and we offer speedy delivery in most major cities in China. We provide customers a hassle-free shopping experience with an unconditional minimum 10-day return policy for purchases through our online platform and to VIP members of our customer loyalty program enjoy additional privileges, including a longer free return period.

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Value for money.    Our competitive pricing strategy, supported by the relatively low product display, rental, staffing and inventory expenses as an online platform, allows us to provide better “value for money” to our customers by capitalizing on our cost advantages. We promote fast fashion apparel and accessories while pricing products as low as one third to one half of comparable products sold in department stores. We believe our beauty and healthcare products are priced as much as 50% lower than comparable products offered on television shopping programs.

We believe the superior shopping experience we offer leads to strong customer loyalty and high rates of repeat purchases.

Superior operational capabilities

Our scalable online platform is supported by our superior operational capabilities, which facilitate our further growth.

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Order fulfillment.    Our 58,700 square-meter logistics centers have the capacity to process 50, 000 orders per day as of September 2010, and our close collaboration with third-party express courier companies enables us to provide high-quality, reliable, cost-effective and speedy delivery to our customers nationwide.

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Customer service.    We operate a customer service call center staffed by over 900 representatives to provide comprehensive and real-time assistance to our customers. Our customer service representatives are well trained to address customer inquires, proactively educate potential customers about our products and promptly resolve customer complaints. In 2009, our call center processed an average of approximately 30,000 calls per day, with a maximum capacity of up to 50,000 calls per day.

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Payment processing. Our highly effective payment processing system offers customers a number of payment options and enables us to closely manage our accounts receivable. We offer a combination of payment methods including COD, online payment, wire transfer and postal remittance, in order to accommodate different payment preferences of our customers. Our website supports online payment by over 10 major banks in China as well as certain online payment service providers such as Alipay and Tenpay, which provide services similar to that of PayPal.

We believe that our superior operational capabilities enable us to quickly introduce new brands and product categories into our system and are very difficult to replicate.

Complementary physical retail channel broadening our customer reach

Our national network of over 400 stores in 182 cities across China as of June 30, 2010, allows us to reach target customers in second- and third-tier cities who do not have ready access to the Internet or are not accustomed to shopping online. Even customers who shop on the Internet will often visit our physical stores to feel, touch and try on items before making purchasing decisions. Because our physical stores exclusively sell our own proprietary brands, our network reinforces our brand recognition and helps educate customers across China about our brands and products. Leveraging customer loyalty and brand awareness developed through our physical store network, we are well-positioned to increase online sales to customers in second- and third-tier cities as they become more accustomed to online shopping.

Strong management team with extensive relevant experience

Our senior management team comprises a group of seasoned professionals with many years of experience in reputable multinational corporations and an in-depth understanding of the Chinese consumer market. Mr. Alfred Beichun Gu, who has been our chief executive officer since 2001, has approximately 15 years of experience in sales and marketing. He has formulated our current strategy and led our rapid growth. Mr. Paul Bang Zhang, our senior vice president and chief financial officer, has over 25 years of experience in accounting and finance, and was the chief financial officer of McDonald’s China. Our other management members also have extensive experience in their respective functional areas: for example, our head of e-commerce business has over 10 years of experience in Internet marketing, including seven years with eBay China.

Our Growth Strategies

Our vision is to operate a leading online platform of fashion products in China. We intend to achieve our goal by implementing the following growth strategies.

Expand product offerings through introducing additional brands

We plan to introduce more new brands and product categories into our online platform to create a one-stop shopping marketplace for our customers. We believe our scale and customer reach, showcased by our successful track record operating our online platform, make us an attractive partner for third-party brands. We launched 159 third-party brands in the first half of 2010, and are planning to launch 160 more in the second half of 2010. We aim to attract both emerging brands and established brands who wish to expand their customer base and utilize our logistical solution services. We believe cooperation with third-party brands can expand our product portfolio, attract new customers and increase our revenues by leveraging third parties’ design capabilities and brand recognition. At the same time, we will seek opportunities to acquire or license suitable fashion brands that we believe are consistent with our existing brand portfolio. Our experienced, integrated in-house design team provides us with a competitive capability to efficiently develop and monetize new brands by offering products that are in sync with current trends and styles.

Further grow customer base

We will continue to expand our customer base in China by promoting and selling affordable fashion products through our online platform and stores, with a particular emphasis on targeting young urban women who have rapidly growing disposable income. We plan to acquire new customers on a cost-effective basis by enhancing our online advertising efforts, improving our e-commerce website and catalog design, and further diversifying our product offerings. We will also emphasize cross-channel promotion to enhance customer awareness of our online platform and stores and to introduce customers of one platform to the convenience and product offerings of the other, creating and satisfying additional customer demand.

We plan to broaden our store network coverage to additional second- and third-tier cities where consumer spending is expected to increase. We plan to focus on opening franchised stores in second- and third-tier cities in order to control our capital investment and enhance our expansion pace. We will continue to improve our standardized franchise system and strive to ensure franchisees’ strict adherence to our operation guidelines.

Promote higher margin sales, larger ticket sizes and more frequent repeat purchases

We plan to further refine our techniques and enhance our data analysis efforts to encourage repeat purchases and increase purchase amount per order. We will continue to leverage our extensive customer database to systematically analyze our customer tastes and preferences and anticipate their consumption needs. We will continue to apply sophisticated statistical tools to segment our customer profiles and utilize targeted market efforts to increase purchases. We will also continue to identify and focus our resources on fashion product categories that offer high margins and increase our market share in such categories such as branded apparel and accessories.

As Chinese customers are increasingly receptive to brand-based product differentiation, we plan to continue to invest in building and monetizing brands offered via our platform. We will launch marketing and advertising campaigns to associate these brands with trendy fashion events and cultural occasions. We also plan to attract and retain experienced design talents to help us anticipate and effectively respond to changing fashion trends. We believe enhanced brand awareness and effective marketing will help enhance customer acceptance of our branded products and generate higher margins for us. In addition, we will continue to expand our design and product management team, improve its training and place emphasis on product innovation to drive margin growth.

Further enhance customer experience to increase customer loyalty

We will continue to place emphasis on improving our customers’ shopping experience. We plan to add more user-friendly functions to our e-commerce website, such as “Also Buy,” “Also View,” as well as product rankings by customer, to create a user-friendly, informative and interactive online customer community. We will utilize social networking services to facilitate user interaction and enhance user loyalty. We will continue to update and increase fashion information available on M18.com and make our e-commerce website a more useful resource for guiding our customers’ tastes and preferences. We also aim to enhance the design, visual effect and user-friendliness of our e-commerce website. Furthermore, we plan to cooperate with the Apple mobile application store to install mobile application software onto iPhone mobile handsets and iPad. Such installation will allow iPhone and iPad users to easily access our e-commerce website as well as our marketing SMS.

In addition to efforts to enhance customer recognition of our online platform, we will improve the consistent layout and display for our branded stores. We believe the effort will improve customers’ tangible shopping experience and reinforce our image across China. We will continue to provide effective training to our customer service representatives. We aim to keep refining customer service at every step of the purchase process, from order processing and product delivery to customer feedback surveys. We will further leverage our membership program to increase and maintain customer loyalty.

Further improve infrastructure to support our anticipated growth

We intend to further build out the infrastructure of our platform to support our growth. We plan to build a new logistics center and warehouse in Jiangsu Province with an area of approximately 200,000 square meters with the capability of handling more than 200,000 orders each day. The first stage of approximately 100,000 square meters will be completed by the end of 2012. We also have plans to expand our two leased logistics centers and warehouses in Beijing and Guangzhou to another approximately 12,000 square meters with the capability of processing, packaging and shipping more than 12,000 orders each day. We expect to launch a series of new management systems, such as supplier management, contract management, merchandise management and inventory management. We believe that our platform will enable us to integrate additional brands into our portfolio as we continue to grow and expand. We also plan to engage in logistics services for third party online businesses.

Our Platform

We directly market and sell our products to customers through our online platform and stores.

Online Platform

We operate China’s leading online platform for apparel and accessories as measured by revenues in 2009, according to the Frost & Sullivan report.

We have over eight years of experience in Internet marketing. Our e-commerce website, M18.com, had average daily unique visitors of approximately 63 thousand, 90 thousand, 0.4 million and 0.7 million as of December 2007, 2008 and 2009 and June 2010, respectively. As of December 31, 2007, 2008 and 2009 and June 30, 2010, active customers of our e-commerce channel were approximately 0.3 million, 0.4 million, 0.8 million and 1.1 million, respectively. In 2007, 2008 and 2009, and for the six months ended June 30, 2010, the orders placed on our e-commerce website were 0.9 million, 1.6 million, 3.1 million and 2.9 million, respectively. In addition, according to iResearch, in the first quarter of 2010, our average conversion-to-shopping rate for unique visitors to our ecommerce website, i.e., the number of unique visitors to our website divided by the number of unique visitors who placed products into the virtual shopping carts, was approximately 11.7%; in the first quarter of 2010, our average conversion-to-purchase rate for unique visitors to our e-commerce website, i.e., the number of unique visitors to our website divided by the number of unique visitors who placed orders on our website, was approximately 2.7%.

Our e-commerce website offers our customers an extensive selection of popular fashion products, including a large assortment of apparel and accessories, home and healthcare products and other products. We offered a wide selection of approximately 24,600 SKUs and 23,000 SKUs on our e-commerce website in 2009 and the first six months of 2010, respectively. The offerings on our website are much broader than those in a typical physical fashion store. Our website can quickly and flexibly adapt to the latest market trends, helping us promote the fast-fashion concept. This is particularly valuable in the apparel and accessories market where traditional store-based retailers often face logistical challenges imposed by limited shelf space and the inability to change store offerings quickly to match evolving customer preferences.

We design our website to offer several user-friendly features that enhance the customer experience and convenience:

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Browsing.    Our website provides customers with useful information on each product, which is described in detail and accompanied by several photographs showing the product from multiple angles. Our collaboration with third party professional photographers enables us to present the products in the most flattering light. To enhance customer experience and increase sales, the M18.com homepage offers visitors special features including “New Arrivals,” “Best Sellers,” “Must-Have Looks,” and “Special Sale.” The “New Arrivals” page presents those apparel and accessories we highlight in each new collection. The “Best Sellers” page lists the most popular items in the past 24 hours. The “Must-Have Looks” page shows the styles that lead the latest trend. We also offer a limited number of “Daily Snap-up” items to our Internet customers at particularly attractive discount prices. We believe this feature helps increase our website’s visitor volume, as online shoppers need to frequently log on to our website to follow the latest available “snap-up” items. In 2010, we expect to enhance M18.com’s functionality by introducing more sophisticated elements, such as “Also Buy” and “Also View” features, which will suggest more products to our website visitors interested in one particular product, based on the viewing or purchasing records of other customers who have also bought or viewed such product. We believe our functional browsing features can help us increase the unit count and dollar value of the average shopping basket.

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Searching.    A primary feature of the M18.com website is its interactive, searchable catalog of more than 17,800 items as of June 30, 2010. We provide a selection of search tools to find products based on category, brand, price and keyword.

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Product Reviews and Fashion Trend.    To help customers make well-informed purchasing decisions, we include recent purchase records of an item on the product description page to show its popularity and allow previous purchasers to share their opinions on each item. We believe this function enables us to provide valuable information to our potential customers. In addition, our website serves as an educational resource for customers seeking information on fashion trends by providing various fashion news in our “information center” from time to time.

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Personalized Services.    We offer personalized services to our Internet customers via our sophisticated account management system. After logging on with a unique user name and password, a customer can manage her account, track order status and check the bonus points she accumulated from previous purchases. To facilitate our customers’ checkout process, our database generates their preferred delivery address, shipping method and payment option based on information they previously supplied. We also send periodic e-mail notices to subscribers, updating them on new product launches and promotional and marketing events. We believe all these features improve the shopping experiences of our Internet customers and reinforce their loyalty.

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Ordering.    To purchase products on M18.com, our customers simply click on a button to add an item to their virtual shopping baskets. Customers can add items to or remove items from their shopping baskets as they browse, prior to making a final purchase decision. To execute orders, customers click on the “buy” button and are prompted to supply shipping details in case of first-time buyers. For repeat purchasers, they can access their preferred checkout options after logging on to their accounts. Our information system automatically confirms each order by e-mail within minutes after the order is placed and advises customers by e-mail or SMS, shortly after orders are shipped. Customers who become interested in our products after visiting our website may also place orders through our nationwide toll free in-bound call number.

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Payment.    We offer a combination of payment methods including COD, online payment, wire transfer and postal remittance, in order to accommodate different payment preferences of our customers. Historically, COD collected by third-party couriers has been the preferred payment option; however, we believe more customers have begun to use online payment. Currently our website supports online payment by over 10 major banks in China as well as certain online payment agents such as Alipay and Tenpay, which provide services similar to that of PayPal.

Call centers

Our call centers form an integral part of our online platform, serving customer service and sales promotion functions. In 2009, over one million individual customers purchased our products over the telephone.

Our in-bound and out-bound call centers, both located in Xuhui District, Shanghai, have an aggregate of 1,400 seats. In response to growing customer demands, we have scaled up our call center operations by taking advantage of the relatively low staffing cost in China. In 2007, 2008 and 2009, our in-bound call center processed an average of approximately 20,300, 26,100 and 30,000 calls per day, respectively, with maximum capacity of taking up to 34,000, 43,000 and 50,000 calls per day, respectively. We constantly and systematically evaluate and improve the cost-effectiveness of our call center operations. Our sales representatives follow a prepared script that covers frequently asked questions to guide the calls in order to efficiently convert calls to customer orders. Our call center supervisors regularly monitor calls and revise and update the scripts based on customer feedback and our assessment of the script’s effectiveness. Our call centers also collect real-time data to help us continually analyze the effectiveness of our advertising spending and product offerings.

Order fulfillment

We believe our centralized logistics center and extensive distribution network is essential to our success. Our logistics center located in Songjiang, Shanghai, is approximately 44,000 square meters in size and is capable of handling over 38,000 orders per day as of September 2010. We also leased three logistics centers in Beijing, Chengdu and Guangzhou totaling approximately 14,000 square meters with the capability of processing, packaging and shipping more than 12,000 orders each day as of September 2010. Supported by our tailored warehouse management system and a clearly defined work process, we can monitor each step of the fulfillment process from the time a product is inspected and stocked right up to when the product is loaded for shipping. As a result, we are able to keep our shipping accuracy as high as 99.9% in 2009.

We had a nationwide delivery network of 76 third-party express courier companies and EMS as of June 30, 2010. This distribution network broadens our reach to customers and enhances the penetration of our products without large capital investment. Since order fulfillment and return processing represent an important element of customer experience, we strive to carefully select and closely manage service providers’ delivery services to offer consistent and high quality order fulfillment. We leverage our large scale and reputation to get quality service and beneficial terms from express courier companies. In order to reduce the risk of reliance on a particular service provider, we usually contract with at least two couriers in each major city. We regularly monitor and review our express courier companies’ performance and their compliance with contractual terms. Our distribution agreements are typically negotiated and entered into on an annual basis. In addition, we sometimes require our express courier companies to prepay the product prices before we deliver products to them, to effectively control our cash collection.

Our products are generally delivered to our customers in Shanghai within 48 hours of order confirmation and to those outside of Shanghai within 72 hours. Delivery by EMS to remote areas not covered by our express courier network usually takes a longer period of up to 10 days. Express courier companies generally provide a more cost-effective solution with faster delivery time, compared to EMS. Consequently, we are increasingly using express couriers to broaden our customer reach. By serving a large national market through centralized logistical operations, we can realize significant structural cost advantages relative to traditional fashion retailers. We offer free shipping for each order with a value above RMB180 ($27), except for orders delivered by EMS. In 2007, 2008 and 2009, a majority of our customers did not pay shipping costs. For non-free-shipping orders, we typically charge our customers approximately RMB6 ($1) to RMB20 ($3) per order for product delivery. In 2007, 2008 and 2009, the shipping cost paid by end customers was $1.0 million, $0.8 million and $1.1 million, respectively, representing 3.2%, 1.6% and 1.5% of the cost of goods sold attributable to our online platform, respectively, and 1.8%, 0.9% and 0.9% of the net revenues generated from our online platform, respectively.

Our delivery experience and partial return policy distinguish us from other competitors in China. In our distribution network, COD via third-party express courier companies is available to customers in over 100 cities in China. Customers can inspect products and sometimes try on the apparel, before payment, and they can take delivery of only select items shipped. Express courier personnel will collect payment only for the accepted products and return the remaining products to our central logistics center. According to a customer survey we conducted in the latter half of 2009 with a coverage of approximately 1,200 customers, this “delivery/return convenience” was favored by many customers. We believe our experience with express courier delivery enhances customer convenience and helps build up customer loyalty.

A customer may return products purchased through our online platform, free of charge and without reason, within 10 days upon receiving the order. Members of our customer loyalty program or VIP program may enjoy longer return periods. Alternatively, the customer may choose to exchange for other products offered by us during the same period. We will arrange courier pick-up for the returned products from the customer. If the OEM supplier does not offer product warranty for household electric appliances, we are usually responsible for repair within six months at no cost to the customer.

Stores

We have offered women’s apparel and accessories in physical stores under our own Euromoda and Rampage brands since 2006 and 2009, respectively. As of June 30, 2010, we operated 478 stores in 182 cities. As of June 30, 2010, we had 56 directly operated stores and 29 franchised stores in Beijing and Shanghai, China’s two largest cities, and we had 100 directly operated stores and 160 franchised stores in second-tier cities in China and two directly operated stores and 131 franchised stores in third-tier cities in China.

To reinforce our brand awareness, all of our stores present a consistent and distinctive visual image, from the design and color of the storefront to merchandise display. Our physical stores complement our online platform, allowing us to reach target customers in second- and third-tier cities who may have less access to or are less familiar with Internet-based shopping but present substantial consumption potential. Our stores also offer our customers tangible access to our products and appeal to those who prefer the traditional in-store shopping experience. Customers can touch and feel our apparel and accessories and try them on. Most of our stores also have at least one computer connected to the Internet, for customers to log on to our e-commerce website to view more products if they cannot find the desired color, size or style in our stores.

Each store also has our point-of-sale system, which allows our centralized management system to gather extensive data on each store. As a result, we can precisely monitor and evaluate sales records, inventory levels and various other facets of store operations. The point-of-sale system also helps us accurately collect customer preference information and make timely assessments regarding market trends.

Franchised stores

To quickly and cost-effectively cover a large number of second- and third-tier cities with minimal capital investment, we plan to expand our store network in these areas primarily through franchisees. As of June 30, 2010, we had 320 franchised stores in China. Typically, each franchised store carries one brand of our apparel and accessories, though franchisees may operate several stores carrying our different brands.

We select franchisees based on reputation, market presence and sales experience. We believe that we are well-positioned in negotiating franchise terms on the strength of our economies of scale, brand recognition, and quick roll-out of new designs. We typically enter into standard franchise agreements, trademark licensing agreements, trade secret licensing agreements and information system licensing agreements with our franchisees on a non-exclusive basis for a period of two or three years. Under these agreements, we maintain approval rights with respect to store locations and franchise renewals and the right to conduct periodic and random store audits and monitoring. Similar to our directly operated stores, all franchised stores follow a consistent store design for the franchised brand, with logos, lighting and shelves purchased from our designated suppliers.

To ensure service quality at franchised stores, we implement a series of policies and standards which franchisees must comply with, including having the same computer management software, maintaining a set area of store space, hiring employees with the required qualifications and attending our marketing and promotion events. We also provide franchised stores with training programs and other support.

To help franchisees make ordering decisions, we usually conduct fashion shows at our franchisee sales fairs, displaying the latest designs of Euromoda and Rampage products. Franchised store owners can select products and decide purchase volumes based on their own forecast of customer preferences and demand in their local markets. Our franchisees generally place orders for our products following new issuances of our Euromoda and Rampage seasonal collections and place replenishment orders when needed. Due to our ability to quickly replenish inventory, our franchisees usually maintain 45 days’ inventory to avoid inventory obsolescence. Under our arrangement with a portion of the franchisees, we are not responsible for franchised stores’ inventories but allow for a 10% return rate with respect to the unsold merchandise of the current season. As to the other franchised stores operating on a consignment basis, we are responsible for the inventories and allow for the return of all products held on consignment. There is no assurance that franchisees will always make correct estimates, and if a substantial number of franchisees fail to do so, our brand reputation, business and results of operation will be materially and adversely affected. See “Risk Factors-Risks Related to Our Business-Our efforts to expand across China through franchising arrangements may not be successful and could impair the value of our brands and our results of operation.” Franchised store owners typically make a down payment upon placing the order, with the balance of the purchase price fully paid upon shipment.

Directly operated stores

We had 158 directly operated stores in China as of June 30, 2010. We usually locate our storefronts in shopping malls or as standalone shops rather than entering into concession agreements with department stores. We generally collect sales proceeds at our directly operated stores, and are thus able to shorten our receivable period as we usually do not need to grant credit periods to department stores or other third parties.

We lease our store space generally for an initial term of no more than five years. Most of our store leases require payment of a fixed rental fee, while others may require a percentage of the store’s sales proceeds or impose a minimum sales requirement. Unlike the typical concession agreement, our leases usually allow us to opt out of discount sales events at the shopping mall.

Our Products and Brands

Product Offerings

We offered approximately 24,600 SKUs and 23,000 SKUs of products in 2009 and the first six months of 2010, respectively. Our current featured product categories consist primarily of apparel and accessories, home products, beauty and healthcare products and other products. The following table illustrates our product categories as of the date of this prospectus:

Product Category	Product Feature
Apparel and Accessories	primarily featuring price-valued young women’s apparel and accessories through our own and third-party brands. For example, each of our proprietary Euromoda- and Rampage- branded product lines features a variety of seasonal apparel items, such as women’s T-shirts, sweaters, jeans, dresses, outerwear, purses, and shoes. Offerings from third-party brands vary from brand to brand. We also offer kids’ apparel and men’s apparel.
Home Products	we offer home products with an extensive selection of home furnishings and other small household appliances. We also offer certain exclusive products co-designed by us and the manufacturers. For example, we co-designed a large-rim cup that can be used to cook instant noodles, which has become popular among white-collar customers who usually need to work overtime.
Beauty and Healthcare Products	we offer beauty and health products with a broad coverage of skin care, fragrance, cosmetics, as well as other personal care products. We began offering beauty and health products in 2003. These products are typically more expensive and offer higher gross margins than our other products.
Other Products	primarily featuring pet-related and other products. Offerings from these third-party brands vary from brand to brand. We began offering these products in 2004.

Pricing

We have implemented a value-for-money strategy to provide our customers with affordable fashion abreast of fashion trends and to increase sales. We target to price our apparel and accessories products as low as one third to one half of comparable products sold in department stores. We believe our beauty and healthcare products are priced as much as 50% lower than comparable products offered on television shopping programs. Our competitive pricing is supported by the cost saving through our scalable sourcing from our network of low-cost suppliers across China and resource-sharing among our online platform and stores. Leases with shopping mall operators usually allow us to opt out of discount sales events at the shopping mall, which we believe protects our pricing power. We generally adopt a unified price to end customers across our online platform and stores for the same product during most of its lifecycle.

Brands

We offer both our proprietary and third-party branded products. Introducing new brands into our online platform forms part of our growth strategy.

Proprietary brands

We have two primary proprietary apparel and accessory brands, Euromoda and Rampage. We own all the rights and titles to the Euromoda trademarks in China and we are not aware of any registration of Euromoda trademarks in other jurisdictions. We own all the rights and titles to Rampage trademarks in the Greater China area via our 80% owned subsidiary, Rampage Cayman, except for three Rampage trademarks and nine applications of Rampage trademarks for which the governmental registration procedures for assignment are in process but not yet complete. See “Corporate History and Structure—Our Corporate Structure—Agreements with Iconix.” Subject to our compliance with applicable PRC laws, we are not subject to limitation in our use of Euromoda and Rampage brands in China.

We distinguish our proprietary brands by, among other things, concept, quality of merchandise, customer segmentation, product category and price, and speed of launching new collections. We design all of our proprietary branded apparel, which are manufactured independently by our suppliers, and market and sell them under our brands. In 2009, our proprietary brands accounted for approximately 71% of our total net revenues.

Euromoda

Euromoda offers an extensive selection of fashion apparel and accessories at moderate price points. We began marketing and selling fast fashion apparel and accessories under our proprietary Euromoda brand in 2006 and since then have designed and sold over 8,500 SKUs of products under the Euromoda brand for 14 consecutive seasons. Euromoda targets young urban women, and has four sub-categories of products. The “Basic” category includes all the key theme designed products, other than jeans covered by the “Jeans” category. The “College” category is designed to appeal to women in their twenties, while the “Women” category is designed to appeal to women in their early twenties to mid-thirties.

We also have two sub-brands of Euromoda, targeting different sub-segments of customers:

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Euromoda Kids.    We entered the children’s apparel market with the introduction of Euromoda Kids in 2007. Euromoda Kids offers fashion and casual apparel for children, ranging from newborn to early-teen.

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Pink by Euromoda.    This sub-brand caters to girls in the late teens to early twenties, younger than Euromoda’s traditional target customers. Pink by Euromoda’s designs integrate latest international fashion elements and offer young women more diversified choices to show their personalities.

Our Euromoda brand is not associated with any entities that use “Euromoda” or similar terms in various products outside of China.

Rampage

Rampage is a well-recognized fashion brand founded in the U.S. in 1982. It offers extensive collections of casual and tailored apparel and accessories for women, usually at higher price points than Euromoda. Beginning in 2009, we have designed and sold products for four consecutive seasons. To our knowledge, the Rampage brand is associated with Iconix Brand Group, Inc. or its affiliates in the United States and certain other regions outside of the Greater China area.

Other brands

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Weinin.    We began marketing and selling health food products under the Weinin brand in 2007. We are the exclusive licensee of the Weinin brand for a period of 10 years commencing in October 2007. Weinin product selection includes vitamin products, herbal products and supplements. It is designed to appeal to those customers who seek health maintenance and general well-being, and those with specific health concerns or goals.

•	La Celler. We began marketing and selling La Celler branded cosmetics in 2004. We own all the rights to the brand of La Celler in China, under which we offer various skin care products for women.

Third-party Brands

In order to diversify our product offerings, thus creating a one-stop shopping platform to meet growing customer demands, we offer many third-party branded products on our e-commerce website. For example, we launched 159 third-party brands in the first half of 2010, and are planning to launch 160 more in the second half of 2010. For apparel and accessories products, we offer established brands such as Adidas, Daphne, Kappa and Li Ning as well as emerging brands associated with unique design. The home products we offer are primarily of third-party brands such as Philips, Disney, Dr. Beckmann, Kdian and Actto. We also offer third-party branded beauty and healthcare products such as products of L’Oreal, Neutrogena, Maybelline, Shiseido and Vichy.

Sales and Marketing

Our sales and marketing strategy seeks to increase awareness of our brands, products and online platform, generate new and repeat business from target customers, promote customer loyalty and enhance brand recognition. As of June 30, 2010, we employed an experienced marketing team of 36 employees.

Our Customers

We believe our success to date is driven primarily by our ability to attract new customers and increase purchase frequency and value. Our direct-to-customer business model allows us to gather data from customers and communicate with them directly. Since our inception, we have built up a valuable customer base mainly consisting of young urban women with growing spending power and active shopping habits. Our active customers of online platform have steadily increased from approximately 1.1 million as of December 31, 2007 to approximately 1.9 million as of December 31, 2009 and further to approximately 2.1 million as of June 30, 2010. On average, our customers make purchases from us two to three times a year, and over the last eight quarters, our average order value has ranged between RMB150 ($22) and RMB164 ($24). In 2007, 2008, 2009 and the first six months of 2010, approximately 82%, 83%, 84% and 86% of our orders by value were placed by repeat customers. We believe that the significant increases in our customer base and number of customer orders are primarily due to our ability to consistently provide good value and product selection, ensure timely and accurate delivery, and stay at the forefront of fashion trends.

Our sophisticated data analysis ability facilitates our targeted marketing efforts and helps enhance our customer conversion rate, increase repeat purchases and ticket size. Each customer is asked to complete a membership form, which will be input into our database. We have accumulated extensive data containing purchasing records and personal information voluntarily provided by our customers. We utilize professional statistical models to track customers’ consumption habits, analyze their tastes and preferences, and anticipate their purchasing trends and pricing acceptance. We employ the RFM (Recency, Frequency, and Monetary Value) model, an advanced predictive model, to determine the products to be marketed to specific customer segments in our database. We evaluate customers in terms of how recently they have purchased from us, frequency of purchase in a given time period, and spending in the same period. In addition to these three major variables, other important variables such as customer demographics and individual customer return rate are also factored into the model, which generates a formula that anticipates customer response to particular marketing activities. We rank all of our customers according to such predictive response and circulate our marketing materials to customers with higher rankings. By using this predictive model, we focus our marketing resources on our target customers, thus helping increase returns on our marketing investment.

Marketing Activities

Our key marketing and promotional activities consist of the following:

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Online and wireless marketing.    We conduct online advertising via portals such as Sina, search engines such as Baidu, and other popular websites. We focus on return on marketing expenses to enhance marketing efficiency. Under our arrangements with portals and other advertising websites, we usually pay our online advertisers according to the actual sales amounts generated from their advertising activities. Under our arrangements with search engines, which generally provide a higher rate of return on investment, we generally purchase advertising time slots. We also periodically send e-mails and SMS messages to our customers to draw their attention to our latest products and marketing events. We distributed an aggregate of approximately 23.1 million e-mails and approximately 40.0 million SMS messages to approximately 2.5 million customers in 2009.

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Catalogs.    We believe our catalogs, which utilizes magazine-quality photography with impressive visual effect is an effective marketing tool. We segment our customer files and tailor our catalog offerings to address diversified product needs of our different customer sub-segments. We currently print seven editions of catalogs, including women’s apparel and accessories under our own brands Euromoda and Rampage, home and healthcare products, as well as pet-related products. Our catalogs are distributed to our existing customers periodically or with each order shipment. We also seek other opportunities to expand the distribution coverage of our catalogs. For instance, we cooperated with certain banks to distribute our catalogs to selected credit card clients of these banks that met our specified profile.

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Loyalty programs.    We provide various benefits to our existing customers to increase customer spending and enhance customer loyalty. We encourage our customers to sign up for our membership program, which provides certain points for each purchase and offers special discounts on subsequent purchases of certain proprietary products, birthday coupons, free-of-charge returns or exchanges and lucky draw events, among others. In addition, we upgrade members to our VIP program when they reach certain purchase amounts, and provide additional benefits such as a longer free return period.

•	Fashion shows. We believe the media coverage of fashion shows can raise our brand awareness. In 2009, we co-sponsored the Friendly Ambassador—China, Japan and Korea Model Contest. Local

celebrities, designers, media and editors of fashion magazines were invited to generate media coverage. We also conduct fashion shows at our franchisee sales fairs to help franchisees make ordering decisions.

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Out-bound calls and other tools.    We market beauty and healthcare products via out-bound calls to our existing customers. The team staffed by over 400 sales representatives sells not only our Weinin “ ” branded health food products and our proprietary La Celler branded cosmetics products but also a variety of third-party branded products. We have former doctors and cosmetologists available on the phone to answer technical questions about our products. We also utilize a variety of marketing tools to reach our existing and potential customers, such as print media, particularly fashion magazines. In addition, we rely on customer referrals to increase our brand awareness.

We usually conduct test-marketing prior to launching new products. We publish a test catalog with a circulation of 20,000 to 30,000 copies, and during a subsequent one- to three- week period, we gather and analyze customer feedback and order results collected by our call centers, focusing on key benchmarks such as estimated profitability and return on marketing expenses. Products that fail to attract sufficient customer interest are eliminated from the launch or subject to price adjustment. We attempt to predict demand, growth potential and acceptable selling prices of our products using such firsthand data.

We also carry out test-marketing to analyze the effectiveness of each marketing approach before rollout of mass marketing to minimize customer acquisition cost. Each marketing approach, such as Internet advertising, direct mailing, email or print media, is assigned a media source code and customers are asked to provide the code when placing an order. Through the media source code, we are able to calculate return on investment for each approach and identify cost-effective ways for further marketing activities. We have built up a deep knowledge of the effectiveness of each marketing approach for Chinese consumers through more than 15 years of experience in China. This track record helps us improve the return-on-investment on our marketing activities and empowers us to acquire new customers at relatively low acquisition cost. Our data analysis capability and customer knowledge base have become one of our core competences and are both difficult and expensive for competitors and new entrants to replicate.

Product Sourcing

Theme and Product Design

Apparel under our proprietary labels Euromoda and Rampage are designed in-house. We had a dedicated design team of 55 designers as of June 30, 2010 who are familiar with both international trends and Chinese culture and customer tastes. Our design team currently launches a new collection on a monthly basis in response to latest customer preferences. Our accessories such as purses, belts and shoes are either designed in-house or by third-party suppliers.

The concept of our Euromoda brand is fast fashion, i.e., affordable fashion that keeps our customers abreast of the latest trends. The Euromoda design team keeps close track of the international fashion trends and latest Chinese pop culture development via the Internet, fashion magazines and fashion shows. The designers also analyze past sales performance, customer surveys, and market conditions to generate ideas. The designers produce sketches of fashion designs, including their choice of raw materials, accessories and colors. They avoid using expensive materials and accessories while striving to maintain a high quality standard. We typically design approximately 300 SKUs for each new Euromoda collection.

Our theme and product design process for each new Rampage collection normally begins from the receipt of the themes from the international designers for Rampage with Chinese consumer relevance, which highlights the proposed themes and features for the coming season. Based on our design teams’ interpretations of the themes and selection of raw materials, we develop the designs and generate samples for the collection. Our designers strive to ensure that the final product designs reflect the trade mark qualities of the Rampage brand, while at the same time catering to local market preferences, fittings and sizes for our target customers.

Product Procurement

Our dedicated product management teams are primarily responsible for product procurement, including procurement of third-party branded products, and quality assurance and control.

Proprietary brand apparel

For our Euromoda- and Rampage-branded apparel, one of our product management teams works closely with our in-house design team to decide final designs and conduct cost analysis. Once final samples are determined, our product management team identifies qualified OEM suppliers based on our selected OEM supplier pool. Based on our design sketches, product samples are then created and provided to our employees for internal feedback. The product management team is also responsible for proposing revisions to the designs and samples to meet the cost target. Once the final supplier is determined based on quality and price, the product management team will be responsible for negotiating the production contract.

To ensure the quality of raw materials and help control cost, we have an internal team specializing in recommending raw material suppliers to our apparel OEM suppliers. This internal team, capitalizing on their understanding of our designs and extensive connections with raw material suppliers, can usually locate quality raw material supplies at competitive prices. A majority of our apparel suppliers usually follow our recommendation in securing raw materials. These apparel suppliers procure raw materials at their own cost and are responsible for any quality problems relating to raw materials.

Third-party products

In order to diversify our product offerings, we also identify and procure a broad variety of third-party branded products for selling over our online platform. Our product management team under the e-commerce division is responsible for identifying and selecting products of third-party brands, including both established brands and emerging brands. Some established brands such as Daphne provide us with exclusive designs for online offerings. For emerging brands, this product management team analyzes and identifies these brands’ unique features and value proposition to formulate a marketing and distribution strategy, including setting an estimate selling price, sales target and marketing plan. Some emerging brands’ suppliers with strong product development capability often provide us with their export oriented products not usually available in China. This product management team also makes adjustments on these suppliers’ design to meet Chinese consumers’ tastes and achieve our cost target.

In addition to new products, this product team keeps track of the previous best sellers and upgrades them with new functions or looks to lengthen the product life. This also enhances our ability to respond to fast-changing consumer taste at low product development and procurement cost.

Quality Assurance and Control

Our quality assurance and control team assists our product management team in the product sourcing process. For the proprietary branded apparel of which we outsource manufacturing, our quality assurance and control team is responsible for (a) inspecting raw materials before they are accepted for use; (b) sending staff to the suppliers’ production facilities to conduct on-site quality control on a regular basis; and (c) checking the finished products for consistency and quality upon completion of the production process. Typically, third-party brand owners or operators are responsible for product quality, and we also apply strict quality control to these products. Before our logistics center accepts delivery of products from suppliers of third-party branded or our proprietary branded products, we will inspect sample products. Our store personnel at each retail store are responsible for checking products upon delivery before such product is accepted and sold to customers. After each inspection, we reject those products that we believe may be unsafe or fail to meet our requirements.

In particular, before an OEM supplier begins manufacturing, our quality assurance and control team will require the supplier to provide raw material samples and will send these samples to independent quality test centers for testing, to make sure the raw materials meet the relevant mandatory national safety standards and our requirements. Through efficient communications with independent quality test centers which maintain the testing result retrieval systems, we are able to quickly track the raw material testing report for each SKU of our proprietary branded products.

We believe our strict quality control process enable us to ensure our product safety, enhance our brand reputation and help build customer loyalty.

Product Suppliers

We have strong relationships with a network of OEM suppliers and third-party branded product suppliers across China. None of our suppliers accounted for more than 5% of our total purchase in terms of value in each of past three years. Benefiting from our quick cash collection as a result of our direct business model, we are able to make speedy payments to our suppliers, which has in turn improved our ability to negotiate favorable supply terms, such as lower price and shorter lead time from suppliers. Given our reputation and payment track record, our suppliers are willing to maintain long-term relationships with us for large and stable orders. We usually do not need to make down payment to our suppliers before the delivery of products.

Our product management team is responsible for identifying potential qualified suppliers from trade shows, the Internet and site visits based on our selection criteria. For third-party brands, third-party brand owners or operators are in charge of selecting manufacturers or manufacturing in-house. Low cost is a primary determinant for selection of OEM suppliers. Many of our OEM suppliers are based in areas where labor cost is competitive. We prefer using mid-sized OEM suppliers which are willing to grow with us together. We usually maintain our strong negotiating power once we become a major customer of these mid-sized OEM suppliers and help them grow and achieve scale production. In addition to cost competitiveness, suppliers are also evaluated according to manufacturing capability, product quality, track record and credibility.

To achieve our low cost and high quality standard, our quality assurance and control team and internal auditing team are involved in the supplier selection and evaluation process. Once a potential supplier is identified, these teams will conduct detailed factory auditing to assure the supplier’s manufacturing capability and production process. An evaluation form of a supplier’s production facilities, capacity, process, and quality standard is presented for internal review prior to order placement. Detailed product cost structure is also submitted to quality assurance and control team for review. The strict internal review process helps ensure that we maintain a network of suppliers with sufficient capacity, efficient production process, short lead time and high quality standard. We constantly review the performance of our suppliers based on criteria such as their capacities, lead time and product quality, and replace unqualified suppliers with qualified ones.

We believe that our outsourcing manufacturing approach enables us to focus our resources and efforts on product designs, quality control, sales management and other core strengths. This asset-light model also allows us to avoid direct exposure to the operational and financial risks and expenses relating to the operation of production facilities and management of manufacturing labor.

Inventory Management

We implement an inventory management strategy focusing on shortening our product cycles and enhancing our ability to quickly respond to changing consumer preferences and market trends. In general, before or during our test-marketing stage, we only place small-batch orders and do not maintain any sizable inventory position in a particular product. Leveraging our close relationships with suppliers, we are usually able to quickly ramp-up production of those items which prove popular. The flexible production support allows us replenish inventory in a timely manner.

We closely monitor and assess the sales performance of our products. We have implemented an inventory management system involving stock maintenance, transfer and receipt of products, sales invoicing and sales recording. The transfer of inventory between our online platform and stores also helps us optimize inventory level and achieve economies of scale.

To reduce the risk of inventory obsolescence, we may sell those products of substantial inventory history at a discount in promotional events conducted on our online platform or stores. We also analyze historical sales pattern, effects of promotion activities and general market trends to guide the composition and management of our inventory, thus better meeting future demand.

Customer Service

We believe our emphasis on customer service enhances our brand image and customer loyalty. Our call center and around-the-clock website customer service provide real-time assistance to our customers. Our in-bound call center are staffed by over 900 sales representatives. Customers can access our after-sales service hotline 12 hours a day, and our customer complaint hotline is open over eight hours a day. We are committed to settle customer complaints within 24 hours.

Our customer service representatives are well trained to address customer inquires, proactively educate potential customers about our products and promptly resolve customer complaints. We ensure service quality by placing emphasis on personnel selection and regularly monitoring the performance of our representatives. Each representative has to complete eight to 12 hours of mandatory training every month, conducted by experienced managers on product knowledge, service attitude, complaint handling and communication skills, among others.

Management Information System

We have developed a proprietary management information system tailored for our operations. We continue to develop our management information system to integrate two dimensions of our business:

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Front-end integration.    All our sales operations are supported by our centralized management information system and share the same customer database, which enables us to generate synergy between our online platform and stores.

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Back-end integrated.    Our management information system also supports other parts of the business flow including procurement, inventory management, order processing, and distribution. The integration enables a better control of inventory and gross margin, as well as improves efficiency.

Integrated with our self-developed software, our management information system mainly includes the following modules and functions:

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Internet transaction process management system, which accepts and validates customer orders, organizes, places and manages orders with suppliers, assigns products to customer orders, and manages order shipment;

•	Call center business management system, which facilitates automatic incoming call connection to available customer service representatives, data collection and organization of information received through the call centers, processing of after-sales service issues and monitoring of call center representatives for training and quality assurance purposes;

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Outbound call management system, which facilitates automatic outgoing dialing processes from a predetermined subgroup of target customers derived from our database and matches calls with available representatives;

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Database management system, which facilitates the collection and updating of customer information. Our customer data is organized in an efficient structure, taking into consideration business and marketing needs. Our information technology department can easily generate customized reports from this database, which help us manage daily operations and make strategic decisions. The data structure also facilitates analysis of customers’ historical purchase records and buying preferences;

•	Inventory management system, which connects our warehouses through virtual private network connections and can generate and reconcile up-to-date inventory reports;

•	SMS system, which supports SMS product order confirmation and advertising;

•	Real-time sales data monitoring system, which facilitates monitoring and analysis of our sales; and

•	Database backup, which is made on a day-to-day basis with backup tapes secured in a bank’s safe.

We also adopt rigorous security policies and measures, including self-developed dual-key, server-specific encryption technology, to protect our proprietary information database.

Competition

The B2C e-commerce market in China is fragmented and highly competitive. There is generally no significant barrier to entry. We believe we compete primarily on the basis of:

•	the effectiveness of our sales and distribution platform in reaching customers and generating demand for our products;

•

our ability to quickly introduce new trendy products and more diversified SKUs and price our products competitively, leveraging our economies of scale and understanding of latest customer preferences in China gathered from our platform;

•	product design, product quality and brand loyalty; and

•	our ability to provide consistent customer service to maintain and expand our customer base.

We believe currently there are few large-scale online platforms for apparel and accessories products, particularly women’s apparel and accessories products, in China. Although there are store-based women’s apparel and accessories merchants starting to explore the online sales market, they have not achieved a successful track record in online sales like us.

With respect to our online platform, we believe we compete with other B2C or C2C e-commerce operators which offer similar products on the Internet, including Alibaba’s Tao Bao, Amazon China/Joyo and Dang Dang. In contrast to these competitors, we focus primarily on the apparel and accessories sector.

We face competition from other specialized apparel and accessories B2C e-commerce operators which had relatively low revenues from the online platform compared to us in 2009, according to the Frost & Sullivan report.

We also compete for customers’ spending with traditional department stores, other international or domestic store-based fashion retailers and apparel companies that distribute branded apparel and accessories through non-proprietary retail or department stores. We compete with these competitors selling through stores on the basis of our online platform, our extensive customer data, our experience in sales and marketing and our ability to quickly roll out new products.

We believe we are well-positioned to effectively compete on the basis of the above listed competition factors. However, many of our current or future competitors may have longer operating histories, better brand recognition, greater levels of customer trust, stronger platform management capabilities, better advertising and supplier relationships, a stronger sales force and/or greater financial, technical or marketing resources than we do. We may also face competition from new entrants into this market, such as television direct marketing companies which offer similar products.

Our Employees

We had 1,830, 2,828, 4,118 and 4,035 employees as of December 31, 2007, 2008 and 2009 and as of June 30, 2010, respectively. The following table sets forth the number of our employees categorized by areas of operations and as a percentage of all employees as of June 30, 2010:

Operations	Number of employees	Percentage of total
Online platform	1,622	40.2%
Stores	1,034	25.6%
Logistics	809	20.1%
Design and product sourcing	404	10.0%
Marketing, management and administration	166	4.1%
Total:	4,035	100.0%

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We design and implement in-house training programs tailored to each job function and responsibilities to enhance performance. Specific training is provided to new employees at orientation to familiarize them with our working environment and safety requirements. In addition, we provide our call center customer service personnel and outbound call sales specialists with trainings that focus on their skills and qualifications to ensure that they are familiar with the product features.

Our PRC subsidiaries contribute to social insurance for their employees every month in compliance with relevant PRC laws, including pension, medical insurance, unemployment insurance, occupational injuries insurance, childbirth insurance and housing fund. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Insurance

We maintain property insurance policies with a reputable insurance company covering our equipment, facilities, inventories and other properties. These insurance policies cover losses due to fire, explosions, floods and a wide range of other natural disasters or accidents. Insurance coverage for our equipments, facilities, inventories, and other properties in China amounted to approximately RMB193.6 million ($28.5 million) as of June 30, 2010. We also maintain the following insurance policies as of June 30, 2010:

•	product liability insurance for the products sold by us with a cap of RMB8.0 million ($1.2 million);

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public liability insurance for business activities conducted in our franchised and directly operated retail stores, offices and warehouses with a cap of RMB3.0 million ($0.4 million) per accident and for each store/office, and an aggregate cap of RMB50.0 million ($7.4 million);

•	business interruption insurance to cover our gross profit losses suffered during business interruption associated with covered disasters to our properties;

•	fidelity insurance to protect us from economic losses caused by employee disloyalty or fraud;

•	cash insurance to cover losses of cash in transit, from our premises during business hours, or from our safe or strong room, caused by theft or robbery;

•	cargo transit insurance; and

•	project construction and third-party liability insurance.

Intellectual Property

We regard our trademarks, trade secrets, patents and similar intellectual property as critical to our success, and rely on trademark and patent law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. We maintain 54 trademark registrations in the Greater China area and are in the process of applying for registration of 64 trademarks in China. In addition, we are also in the process of applying for transfer of 3 trademarks and 9 trademark applications in the Greater China area. We are the exclusive licensee of Weinin, a trademark registration in China, for our health food products. We own 2 patents in China relating to a multi-function computer desk.

We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademarks, to third parties, including our OEM suppliers and franchisees. While we attempt to ensure that the quality of our brands is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the our proprietary rights or reputation, which could have a material adverse effect on our business, prospects, financial condition and results of operations. See “Risk Factors—Risks Related to our Business –We rely on our registered trademarks and other intellectual property rights, and failure to protect our intellectual property rights may affect our ability to compete.”

Facilities

We are headquartered in Shanghai and have leased an aggregate of approximately 56,600 square meters of office, warehouse and call center spaces in Shanghai and an aggregate of 14,000 square meters of warehouses in Beijing, Chengdu and Guangzhou. The following table sets forth a summary of the leased properties with an area of more than 100 square meters as of September 30, 2010:

Location	Space (in square meters)		Usage of Property	Expiration Time
Xuhui District, Shanghai	4,300	*	Call Center (In-bound)	February 2011
	1,825	*	Call Center (Out-bound)	October 2010
	1,923		Management and Administration	April 2011
	1,923		Product Development and Design	April 2011
	967		Retail	August 2012
	960		E-commerce	April 2011
Songjiang District, Shanghai	16,703		Warehouse	December 2013
	15,000	**	Warehouse	December 2013
	9,288		Warehouse	May 2014
	3,680		Warehouse	October 2014
Beijing	4,300		Warehouse	May 2012
Chengdu	6,736		Warehouse	July 2012
Guangzhou	3,000		Warehouse	May 2012

*	The sum of space under multiple leases.

**	We have the right to lease the expanded warehouse up to 30,000 square meters.

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

REGULATION

Corporate Laws and Industry Catalog Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004 and 2005, respectively. The Company Law is applicable to our PRC subsidiaries and affiliated entities unless the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, registered capital requirement and the day-to-day operation matters of wholly foreign-owned enterprises, such as our subsidiaries Mai Wang Trading and Mai Wang Information, are regulated by the Wholly Foreign-owned Enterprise Law of the PRC effective in 1986, as amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC effective in 1990, as amended in 2001. Matters concerning the incorporation and operation of the sino-foreign contractual joint ventures, such as our subsidiary MecoxLane Mailorder, are governed by the Sino-foreign Contractual Joint Venture Law of the PRC effective in 1988, as amended in 2000, and the Implementation Rules of the Sino-foreign Contractual Joint Venture Law of the PRC effective in 1995.

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The catalog basically divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the catalog are generally opened to foreign investment unless specifically restricted by other PRC regulations. Establishment of the wholly foreign-owned enterprises is generally permitted in the encouraged industries. Some of the restricted industries are limited to equity or contractual joint ventures, while in some cases the Chinese partner is required to hold the majority interests in such joint ventures. In addition, restricted category projects are also subject to higher-level government approvals. Foreign investors are not allowed to invest in the industries in the prohibited category. The businesses making of sales through our online platform and our franchised stores, which our PRC subsidiaries and VIEs are currently engaged in, fall under the restricted category, while sales through our directly operated stores fall under the permitted category.

Regulations Relating to Foreign-invested Enterprises Engaging in Retail Businesses

In April 2004, the Ministry of Commerce issued the Administrative Measures on Foreign Investment in Commercial Fields. Pursuant to these measures, foreign investors are permitted to engage in the distribution services by setting up commercial enterprises and stores in accordance with the procedures and guidelines provided in the Measures.

To further simplify the approval procedures for foreign investment in the distribution sector, the Ministry of Commerce issued the Notice on Delegating Examination and Approval Authorities for Foreign-invested Commercial Enterprises, in September 2008, delegating the power of examination and approval of foreign-invested commercial enterprises to the provincial branches of the Ministry of Commerce except for certain specified items.

In addition, Chinese regulations also require foreign-invested retail enterprises to go through an additional approval process, not required of domestic retail enterprises, each time they open a new retail store. Each time a foreign-invested retail enterprise wishes to open a new store, it must submit the following documents, among others, to the PRC Ministry of Commerce or its authorized local counterpart: (i) an application letter for opening the new store, (ii) a feasibility study report for opening the new store, (iii) the applicant’s most recent fiscal year’s audit report, and (iv) documents issued by the local government on the proposed new store’s compliance with requirements for city development and development of urban commerce. The new store can only be opened after approval is received from the PRC Ministry of Commerce or its authorized local counterpart.

Regulations Relating to Franchise Businesses

To regulate the franchise industry, the Ministry of Commerce issued the Administration Regulations on Commercial Franchise in February 2007, the Administration Rules on Filing of Commercial Franchise in April

2007 and the Notice Concerning Authorizing Provincial Commerce Authorities to Conduct Filings of Commercial Franchise in April 2009. Pursuant to these regulations, a franchisor must be an enterprise with at least two directly operated stores and have been in operation for at least one year. The franchisor should have a mature operating model and the ability to provide operating guidance, technology support and business training to franchisees. The franchisor is required to enter into a written franchise agreement with each of its franchisees, under which the franchisees have the right to terminate this agreement after a designated period. With the exception of renewed franchise agreements, the term of a franchise agreement must be no less than three years, unless otherwise agreed to by the franchisee.

A franchisor starting its franchise business after May 1, 2007 is required to file its business license, sample franchise agreement and other documents to the provincial commerce authority where it is registered for record within 15 days following the execution of its first franchise agreement with a franchisee inside China. If the franchisor conducts franchise business in two or more municipalities, provinces or autonomous regions, it is required to file with the Ministry of Commerce before May 1, 2009, followed by a filing with the provincial commerce authority where it is registered. Foreign franchisors are also required to file the documents with the Ministry of Commerce. Moreover, the franchisor must file information regarding the execution, withdrawal, renewal of and amendment to franchise agreements to the commerce authority for record before March 31 of each year. Any changes in the recorded information of the franchisor should also be filed with the relevant commerce authority within 30 days following the occurrence of these changes. For a franchisor failing to file in accordance with these regulations, the relevant commerce authority may order it to comply within a designated time frame and impose a fine ranging from RMB10,000 to RMB50,000. If the franchisor fails to comply as ordered, the relevant commerce authority may impose another fine ranging from RMB50,000 to RMB100,000 and publicly announce the franchisor’s violation.

The Administration Regulations on Information Disclosure for Commercial Franchise, issued by the Ministry of Commerce in April 2007, further requires a franchisor to disclose its basic information, ownership of business resources, franchise fees charged, products and services to be provided as well as other information to any franchisees at least 30 days prior to the execution of the franchise agreement.

Our franchise operations in China are subject to the above rules.

Regulations Relating to Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of the PRC to regulate the telecommunications activities in the PRC. The telecommunications industry in the PRC is governed by a licensing system based on the classifications of the telecommunications services set forth under these regulations.

The Ministry of Industry and Information Technology together with the provincial-level communications administrative bureaus, supervises and regulates the telecommunications industry in the PRC. The regulations divide the telecommunications services into two categories: infrastructure telecommunications services and value-added telecommunications services. The operation of value-added telecommunications services is subject to the examination, approval and the granting of licenses by the Ministry of Industry and Information Technology or the provincial-level communications administrative bureaus. In accordance with the Catalog of Classification of Telecommunications Businesses effective in April 2003, provision of information services through mobile networks and Internet is classified as the “Second Category of Value-added Telecommunications Services”.

The Administrative Measures of Permission to Provide Telecommunications Services, or the Administrative Measures, effective in April 2009, sets out the basic requirements for the operation of the value-added telecommunications services in the PRC, mainly including (i) the operator is a duly incorporated company; (ii) the operator has necessary professional personnel and adequate funds; (iii) the operator has capability to or reputation on providing long term services; (iv) the operator has a registered capital of no less than RMB10 million to provide value-added telecommunications services in at least two provinces of China; (v) the operator has necessary premises and facilities for its operation; and (vi) none of the operator, the operator’s major investors or key managements have any illegal record in the telecommunications industry during the past three years. The Administrative Measures also stipulate the required materials and procedures for the application of operation of value-added telecommunications services, the approval procedures and the guidelines for the use of the licenses.

According to the Administrative Measures, the Trans-regional Value-added Telecommunications Services Operation License, which is applicable to an operator providing services in at least two provinces, must be approved by the Ministry of Industry and Information Technology and the Value-added Telecommunications Services Operation License, which is applicable to an operator providing services in one province, must be approved by the competent provincial-level communications administrative bureaus. The Trans-regional Value-added Telecommunications Services Operation License is valid for five years, and the operator may apply for renewal at least 90 days prior to the expiration.

In March 2005, the Ministry of Industry and Information Technology issued the Specifications for Telecommunications Services to clarify the service and communications quality specifications. It also specifies that telecommunications service operators must have a well-established service quality management system and must report to the relevant telecommunications authorities in the specified time, content and manner.

Regulations Relating to Foreign Investments in Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investments in Telecommunications Enterprises effective in January 2002, as amended in September 2008, a foreign investor must hold no more than 50% equity interest in a value-added telecommunications services provider in the PRC and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the Ministry of Industry and Information Technology in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an Internet content provision license to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds an Internet content provision license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local Internet content provision license holder. The Circular further requires each Internet content provision license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. If an Internet content provision license holder fails to comply with the requirements in the Circular and also fails to remedy such non-compliance, the Ministry of Industry and Information Technology or its local counterparts have the discretion to take measures against such license holder, including revoking its Internet content provision license.

Regulations Relating to Internet Information Services and Content of Internet Information

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, to regulate the provision of information services to online users through the Internet. In accordance with the Internet Measures, Internet information services are divided into two categories: services of an operative nature and services of a non-operative nature. Internet information services with an operative nature is subject to a licensing system and those with a non-operative nature is subject to a filing system.

The Internet Measures further specify that the Internet information services regarding, among others, news, publication, education, medical and health care, pharmacy and medical appliances are required to be examined, approved and regulated by the relevant authorities. Internet information services regarding electronic bulletin services require special application or special filing in accordance with relevant regulations. Internet content providers are prohibited to provide services beyond the licensed or registered scope. Furthermore, the Internet Measures clearly specify the list of the prohibited content. Internet content providers must monitor and control the information posted on their websites. If finding any prohibited content, they must terminate the posting immediately, keep the relevant record and report to the related authorities.

Our B2C e-commerce business is subject to the above regulation relating to telecommunication and Internet information.

Regulations Relating to Taxation

Up through December 31, 2007, most of our subsidiaries operating in the PRC were subject to PRC income tax at the statutory rate of 33% (30% national income tax plus 3% local income tax) on their PRC taxable income.

In January 2008, the PRC Corporate Income Tax Law took effect. The PRC Corporate Income Tax Law applies a uniform 25% corporate income tax rate to both foreign-invested enterprises and domestic enterprises, unless where tax incentives are granted to special industries and projects. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then-effective tax laws and administrative regulations continue to enjoy preferential tax treatment within the five-year transitional period starting from January 1, 2008.

Under the PRC Corporate Income Tax Law and the Implementing Rules, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we are a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

The PRC Corporate Income Tax Law also provides that enterprises established outside China whose “effective management” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% corporate income tax rate as to their global income. Under the implementation regulations, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise.

In April 2009, the State Administration of Taxation released a circular that sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. Under the circular, an enterprise is considered a resident enterprise if all of the following applies: (i) the enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the enterprise habitually reside in the PRC.

Regulations Relating to Foreign Exchange

Pursuant to the Regulations of the PRC on Administration of Foreign Exchange effective in 1996, as amended in August 2008, current account transactions, such as sale or purchase of goods, are not subject to PRC governmental control or restrictions. Certain organizations in the PRC, including foreign-invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents to such banks. However, approval of the SAFE, is required for the capital account transactions.

Pursuant to the Notice of the SAFE on Relevant Issues concerning Foreign Exchange Administration of Financing and Return Investments Undertaken by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Notice No. 75, effective in November 2005: (i) a PRC resident, must register with the competent SAFE branch before establishing or controlling an offshore special purpose vehicle for the purpose of capital financing with assets or equities of PRC companies; (ii) when a PRC resident contributes assets or equity interests it owns in a domestic enterprise to an offshore special purpose vehicle, or engages in overseas financing after such contributing, such PRC resident must register its interest in the offshore special purpose vehicle or any change to its interest in the offshore special purpose vehicle with the local SAFE branch; (iii) any PRC resident that is a shareholder of an offshore special purpose vehicle must amend its SAFE registration with respect to that offshore special purpose vehicle in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital within 30 days after the occurrence of such event. Pursuant to the SAFE Notice No. 75, any failure to comply with these registration procedures may result in penalties, including the imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute any dividends to the offshore special purpose vehicle.

Regulations Relating to Labor

Pursuant to the PRC Labor Law effective in 1995 and the PRC Labor Contract Law effective in 2008, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. The employers must build up occupational safety and sanitation systems, implement the rules and standards of the national occupational safety and sanitation, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

Pursuant to the Regulations on Occupational Injury Insurance effective in 2004 and the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999 and the Interim Measures concerning the Administration of the Registration of Social Insurance effective in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both the PRC companies and their employees are required to contribute to the social insurance plans. Pursuant to the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with the applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both the PRC companies and their employees are required to contribute to the housing funds and their respective deposits must not be less than 5% of an individual employee’s monthly average wage during the preceding year.

Regulations Relating to Trademark

The effective PRC Trademark Law seeks to improve the administration of trademarks, protect the right to exclusive use of trademarks and encourage producers and operators to guarantee the quality of their goods and services and maintain the reputation of their trademarks, so as to protect the interests of consumers and of producers and operators.

Under the Trademark Law, any of the following acts is deemed as an infringement to the right to exclusive use of a registered trademark: (i) using a trademark identical with or similar to the registered trademark on the same kind of commodities or similar commodities without a license from the registrant of that trademark; (ii) selling the commodities that infringe upon the right to exclusive use of a registered trademark; (iii) forging, manufacturing without authorization the marks of a registered trademark of others, or selling the marks of a registered trademark forged or manufactured without authorization; (iv) changing a registered trademark and putting the commodities with the changed trademark into the market without the consent of the registrant of that trademark; and (v) causing other damage to the right to exclusive use of a registered trademark of another person. In the event of any of the foregoing acts, the infringer would be imposed a fine, ordered to stop the infringement acts immediately and give the infringed party compensation.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Neil Nanpeng Shen	42	Chairman
John J. Ying	48	Vice Chairman
Alfred Beichun Gu	40	Director and Chief Executive Officer
Kelvin Kenling Yu	36	Director
Anthony Kai Yiu Lo	61	Independent Director
David Jian Sun	46	Independent Director
Paul Bang Zhang	41	Senior Vice President and Chief Financial Officer
Richard Sijie Pu	34	Head of E-Commerce
Willy Yili Wu	56	Head of Health and Beauty Division
Yan Zhang	39	Chief Technology Officer
Byron Zhen Wang	38	Head of Fulfillment Division

Mr. Neil Nanpeng Shen has served as our chairman since December 2007. Mr. Shen was nominated by Maxpro and Ever Keen, each a holder of our ordinary and preference shares. Mr. Shen is the founding managing partner of Sequoia Capital China Advisors (Hong Kong) Limited and has been with Sequoia Capital China Advisors (Hong Kong) Limited since its inception in October 2005. Mr. Shen co-founded Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China listed on Nasdaq, and Ctrip.com International, Ltd., or Ctrip, a Nasdaq-listed travel consolidator in China. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a real estate service company in China listed on the New York Stock Exchange, a director of China Real Estate Information Corporation, a Nasdaq-listed real estate information service company in China, a director of American Dairy, Inc., a producer and distributor of dairy products listed on the New York Stock Exchange, a director of Peak Sport Products Co., Limited, a sportswear company listed on the Hong Kong Stock Exchange, an independent director of Focus Media Holding Limited, a Nasdaq-listed out-of-home media and advertising network company, and also a director of China Nuokang Bio-Pharmaceutical Inc., a Nasdaq-listed biopharmaceutical company based in China. Mr. Shen also serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University, China in 1988 and a master’s degree from the School of Management at Yale University in 1992.

Mr. John J. Ying has been a director of our company since December 1999 and has served as our vice chairman since October 26, 2010. Mr. Ying was nominated by Peak Capital Partners I, L.P., or Peak Capital, a holder of our Series D preference shares. Mr. Ying founded Peak Capital, a private equity firm, in 1999 and serves as its managing director. From 2008 to 2009, Mr. Ying concurrently served as a managing director of Arctic Capital Limited, a private equity firm. Mr. Ying serves as a director of Tai Ping Carpets International Limited, a luxury carpet company listed in the Hong Kong Stock Exchange. Previously, Mr. Ying served as a partner and managing director in Asia of The Carlyle Group and prior to that as a director in investment banking for Merrill Lynch & Co., where he worked 12 years in its New York and Hong Kong offices. Mr. Ying received a bachelor’s degree of science in electrical engineering with honors from the Massachusetts Institute of Technology. He also received an MBA degree from the Wharton School of the University of Pennsylvania and a master’s degree in arts in international studies from the University of Pennsylvania.

Mr. Alfred Beichun Gu has been our director since October 2005 and our chief executive officer since 2001. Mr. Gu has formulated our current strategy and led our rapid growth. Prior to joining us, Mr. Gu worked at Shanghai Bertelsmann Culture Industry Co. Ltd., a direct marketer of books and media products from 1995 to 2001, with his last role as the marketing director, where his major achievement was his contribution to the expansion of the number of Bertelsmann Book Club members to over 1 million within 2 years, which became the then largest direct marketer in China. Mr. Gu has approximately 15 years of experience in sales and marketing. He was named among the 25 “Influential Chinese in Global Fashion” by the Chinese edition of Forbes magazine in 2010. Mr. Gu graduated from Shanghai University in 1990.

Mr. Kelvin Kenling Yu has been a director of our company since December 2007. Mr. Yu was nominated by Maxpro and Ever Keen. Mr. Yu has been a vice president in Sequoia Capital China Advisors (Hong Kong) Limited since July 2007. Prior to that, Mr. Yu served as a vice president at Capital Today Limited, a private equity firm, from 2005. From 2003 to 2005, Mr. Yu served as a vice president at Baring Private Equity Hong Kong, a private equity firm. Mr. Yu worked with J.P. Morgan and ING Barings in their investment banking department from 2000 to 2003. Mr. Yu received his bachelor’s degree in business administration with honors from the National University of Singapore in 1998 and is a Chartered Financial Analyst.

Mr. Anthony Kai Yiu Lo has served as our independent director since October 26, 2010. Mr. Lo has served as the chairman of Shanghai Century Capital Limited, a private investment holding company based in the Greater China area, since 2009. Mr. Lo also serves as a director of The Taiwan Fund Inc, a diversified closed-end investment company listed on the New York Stock Exchange; Convenience Retail Asia Limited, a retail industry company listed on the Hong Kong Stock Exchange; IDT International Limited, a lifestyle consumer electronic products industry company listed on the Hong Kong Stock Exchange; Lam Soon Hong Kong Limited, a food and detergent industry company listed on the Hong Kong Stock Exchange; Playmates Holdings Limited, a property investments and toy industry company listed on the Hong Kong Stock Exchange; and Tristate Holdings Limited, an apparel manufacturer listed on the Hong Kong Stock Exchange. Mr. Lo also serves on the boards of a number of private companies, including, to the extent material, Bosera Asset Management International Ltd., a Hong Kong-based fund management company; Bosera China Fund plc, an Ireland-based fund company with most of its investments in China’s A share stock market; Landsdown Enterprises Limited, a Hong Kong-based investment holding company; Lo Hing Kwong & Co. Limited, a Hong Kong-based company for holding a real estate in Hong Kong; Tanah Lot Investments Limited, a Hong-Kong based investment holding company as well as its subsidiaries, Manderly Limited and Manderly Holdings Limited, two Thailand-based companies for holding a real estate in Thailand; Rayson Limited and Royal Eagle Limited, two Hong Kong-based companies for holding certain real estates in Hong Kong; Shanghai Century Capital Limited, a China-based investment holding company; Tanah Lot Investments Limited, a Hong Kong-based Investment holding company; Triwish Management Limited, an investment holding company for diversified portfolio of quoted investments. Mr. Lo was the chairman and co-chief executive officer of Shanghai Century Acquisition Corporation, a company formerly listed on the American Stock Exchange, from 2006 to 2008. From 1998 to 2006, Mr. Lo was a member of the listing committee of the Hong Kong Stock Exchange. Mr. Lo received his bachelor’s degree in commerce from Concordia University in 1971 and attended the Harvard Business School senior management program in 1986. Mr. Lo is qualified as a chartered accountant with the Canadian Institute of Chartered Accountants and is a member of the Hong Kong Institute of Certified Public Accountants.

Mr. David Jian Sun has served as our independent director since October 26, 2010. Mr. Sun has served as the director and chief executive officer of Home Inns since December 2004. From 2003 to December 2004, Mr. Sun served as a vice president of operations for B&Q (China) Ltd., a subsidiary of Kingfisher plc, a home improvement retail group in the world. From 2000 to 2003, Mr. Sun served as a vice president of marketing for B&Q (China) Ltd., leading B&Q’s market positioning and branding efforts in China. Mr. Sun received his bachelor’s degree in management from Shanghai Medical University in 1987.

Mr. Paul Bang Zhang has been our senior vice president and chief financial officer since July 2009. Mr. Zhang has over 25 years of experience in accounting and finance. Prior to joining us, Mr. Zhang worked at McDonald’s China from 1994 with his last role as the chief financial officer, a core member of decision making team on all business development and commercial plans and the gate keeper for aligning company business strategies to financial plan. He is responsible for establishing and executing financial & tax regulation/policies, financial plan and budget, financial analysis, treasury, cash management and insurance. He also leads IT projects, office administration and personnel management and training of more than 150 staff. During the 15 years working for McDonald’s China, his accomplishments included, among others: his team was recognized as the “Global Best Team Award of McDonald’s Corporation” in 2003; he was awarded “The President Award of McDonald’s Corporation” in 1999; in both 2007 and 2008, his team was granted one of the highest SOX compliance scores of McDonald’s system worldwide. Mr. Zhang was also recognized as the “China Top 10 Professional Managers with MBA Degrees” in year 2006 by China National MBA Association. Before Mr. Zhang joined McDonald’s China, he worked for a couple of other US and Europe companies as controller and accounting manager. Mr. Zhang received his MBA degree from Jinan University in 2001.

Mr. Richard Sijie Pu has been our head of e-commerce since March 2007. Prior to joining us, Mr. Pu worked at eBay China, a company engaging in e-commerce business, from 2000 to 2007, with his last role as a senior category manager, where he was responsible for the whole site merchandising and business development of eBay China. Before Mr. Pu joined eBay China, he worked for China.com Inc., an internet industry company listed on the Hong Kong Stock Exchange, as an advertising sales manager from 1998. Mr. Pu has over 10 years of experience in category management, merchandising and marketing in the e-commerce industry. Mr. Pu received his bachelor’s degree in international trading from Shanghai University in 1997 and his MBA degree from Fudan University in 2008.

Mr. Willy Yili Wu has been the head of our health and beauty division since March 2005. Prior to joining us, Mr. Wu worked at Urline International Co., Ltd., a mail-order and telemarketing company in Taiwan, from 1996 to 2005, with his last role as the executive director. Mr. Wu has approximately 20 years of experience in sales and marketing management, including over 15 years of experience in the health and beauty business. Mr. Wu received a bachelor’s degree in psychology from Fu Jen Catholic University in 1978 and a master’s degree in industrial management from Middle Tennessee State University in 1986.

Mr. Yan Zhang has been our chief technology officer since June 2009. Prior to joining us, Mr. Zhang served as vice president of Dangdang.com, a company engaging in e-commerce business, from 2005 to 2008. Mr. Zhang served as the vice president and chief technology officer of 8848.com, a company engaging in e-commerce business, from 2003 to 2005. Mr. Zhang has over 10 years of experience in e-commerce and enterprise resources planning systems, including over eight years of experience in project management. Mr. Zhang received his bachelor’s degree in computer science from Beihua University in 1993 and his master’s degree in computational mathematics from Jilin University in 1997.

Mr. Byron Zhen Wang has been the head of our fulfillment division since July 2010. Prior to joining us, Mr. Wang served as the general manager of China region of OnCard International, a public company listed on the Australia Stock Exchange, specialized in end-to-end loyalty, rewards and payment solutions to a broad range of industries including hospitality, retail, finance and lifestyle, from 2004 to 2010. Mr. Wang served as a branch manager of China Construction Bank from 1994 to 2000. Mr. Wang has over 12 years of experience in financial services and banking. Mr. Wang received a bachelor’s degree in engineering from Shanghai University in 1994, a master’s degree of commerce in finance from the University of Auckland in 2005 and an Executive MBA degree from China Europe International Business School in 2010.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a period ranging from approximately 22 months to 52 months. We may terminate an executive officer’s employment at any time, without notice or remuneration, for certain acts of the officer, including a conviction of a criminal offense or a failure to perform agreed duties.

Furthermore, an executive officer may terminate the employment at any time without cause upon advance notice to us. According to PRC law and our employment agreements governed by PRC law, we may terminate the employment of an employee with 30 days’ written notice or upon payment of one month’s salary in lieu of such notice, if this employee suffers from an illness or has sustained an injury that is not work-related and is unable to resume his work or is continuously incompetent for his job after training, or if there is a material change in the circumstances pursuant to which his employment agreement was entered into and the employee can neither perform his original contract nor reach an agreement on an amendment with us. Under such circumstances, such employee will be entitled to severance pay as required by PRC law. Under PRC law, we cannot terminate the employment with an employee without cause. The employment agreement we entered into with Mr. Alfred Beichun Gu, our chief executive officer, is governed by Hong Kong law. We may terminate his employment without cause upon payment of a severance pay equal to two months of his then-current base salary.

Each executive officer has agreed to hold in strict confidence any confidential information of our company. Each executive officer has also agreed to disclose in confidence to us all designs or other work which he develops and assign all right, title and interest in them to us. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions set forth in his agreement. We have agreed to pay each of our executives compensation equal to a specified number of months of his salary for his compliance with non-competition obligations during the specified period after the termination of his employment.

Board of Directors

Our board of directors consists of six members upon the completion of this offering. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money and to mortgage or charge our business, property and uncalled capital and to issue debentures or other securities whenever money is borrowed outright or as security for any debt, liability or obligation of us or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. After the completion of this offering, the independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which meeting directors are to be elected or re-elected. In addition, our board of directors has resolved that director nomination at any time after the completion of this offering be approved by a majority of the board as well as independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate. We have adopted a charter for each of the board committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Kelvin Kenling Yu, David Jian Sun and Anthony Kai Yiu Lo. Mr. Sun and Mr. Lo satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Lo will be the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Neil Nanpeng Shen, David Jian Sun and Anthony Kai Yiu Lo. Mr. Sun and Mr. Lo satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Marketplace Rules. Mr. Sun will be the chair of our compensation committee. Our compensation committee will assist the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

•	approving and overseeing the total compensation package for our executives other than the four most senior executives;

•	reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. None of our directors serve as a director or officer of our VIEs.

Our Officers’ Relationship with Our VIEs

Even though some of our VIEs’ shareholders, directors and officers are our officers, none of them are our directors. In case any of these officers of our company violates his fiduciary duties to us, our board of directors has the power to replace such officer. The laws of China provide that a director or member of management owes a fiduciary duty to the company he directs or manages. These laws do not require our VIEs’ directors or members of management to consider our best interests when making decisions as a director or member of management of the relevant VIEs. We cannot assure you that when conflicts of interest arise, these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company and a conflict could result in these individuals as officers of our company violating fiduciary duties to us. A violation of their fiduciary duties to us would also constitute a violation of our code of business conduct and ethics. Any waiver of our code of business conduct and ethics for our directors, executive officers or other principal financial officers may be made only by our board of directors or the appropriate committee of our board of directors and will be disclosed to the public as required by Form 6-K and other applicable laws and rules or the rules of the Nasdaq Global Market.

As advised by King & Wood, our PRC counsel, each contract under our contractual arrangements with VIEs and their respective shareholders is valid and binding. The VIEs, as well as their executive officers and directors as their representatives, are legally required to perform their obligations under the contractual arrangements. Such performance of contractual obligations is not deemed as breach of these executive officers and directors’ fiduciary obligations to the VIEs under PRC law. To the extent the VIEs and their shareholders are in compliance with the contractual arrangements, our business interests are aligned with these VIEs to the same degree as if we held full equity ownership of the VIEs.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. At each of our annual general meeting, each of our directors is subject to retirement but then is eligible for re-election as director at the same meeting. Subject to the foregoing, our directors will hold office until such time as they are removed from office by ordinary resolution of the shareholders or they voluntarily resign from their office. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. We may appoint any person to be a director by ordinary resolution of shareholders of our company.

Compensation of Directors and Executive Officers

For the year ended December 31, 2009, we paid an aggregate of approximately RMB3.0 million ($0.4 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. Our executive officers are not and will not be compensated, directly or indirectly, by any affiliated entity, including our subsidiaries, for services rendered to us. For options granted to our executive officers and directors, see “—Share Incentive Plan.”

We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit.

Share Incentive Plans

2006 Stock Option Plan and 2008 Stock Option Plan

We have adopted our 2006 Stock Option Plan and our 2008 Stock Option Plan, or the Plans, to promote our success and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. The maximum number of shares which may be issued pursuant to all awards under our 2006 Stock Option Plan and our 2008 Stock Option Plan is 63,456,083 and 57,370,401, respectively. As of the date of this prospectus, the aggregate number of our ordinary shares underlying our outstanding options under our 2006 Stock Option Plan and our 2008 Stock Option Plan is 19,240,253 and 53,620,223, respectively. Our 2006 Stock Option Plan and our 2008 Stock Option Plan are substantively identical.

Types of Awards.    The Plans permit the grant of several kinds of awards, including among others, options and stock appreciation rights.

Plan Administration.    Our board of directors, or one or more committees designated by our board of directors or another committee (within its designated authority), will administer the Plans. The administrator will determine the terms and conditions of each grant, including, without limitation, the eligibility of the persons, the grant date, the grant price, the number of awards, the forms of the award agreements, the construction and interpretation of the Plans and any award agreements, and the acceleration or extension of the vesting or exercisability or extension the term of the awards.

Award Agreements.    Options and other awards granted under the Plans are evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

Eligibility.    We may grant awards to officers, employees and directors of our company, and selected individual consultants or advisors who renders or has rendered certain bona fide services to us.

Term of the Option and Stock Appreciation Rights.    The term of each option and stock appreciation rights granted will not exceed ten years.

Vesting Schedule.    In general, the option agreements specify the vesting schedules.

Amendment and Termination of the Plans.    Unless terminated earlier, the Plans will continue in effect for a term of ten years from the date of its approval by the board of directors. Our board of directors has the authority to amend, modify, suspend, or terminate the Plans subject to shareholder approval to the extent required by law, by listing agency, by regulations, or deemed necessary or advisable by the board of directors. However, no such action may impair the rights of any award recipient unless agreed by the recipient in written.

2011 Share Incentive Plan

We have adopted our 2011 Share Incentive Plan, or the 2011 Plan. The maximum number of shares which may be issued pursuant to all awards under the 2011 Plan is 5% of the following amount: the sum of (i) the number of our ordinary shares (including the ordinary shares issued on the closing date of this offering) and preference shares on an as-converted basis as of the closing date of this offering, (ii) 120,826,484 ordinary shares, being the aggregate maximum number of shares issuable pursuant to awards granted under our 2006 and 2008 Stock Option Plans, and (iii) the maximum aggregate number of ordinary shares issuable pursuant to awards under the 2011 Plan. We will grant awards under the 2011 Plan in 2011 and 2012, unless our compensation committee determines otherwise.

Types of Awards.    The 2011 Plan permits the grant of several kinds of awards, including among others, options, restricted shares, restricted share units and share appreciation rights.

Plan Administration.    The compensation committee of our board of directors will administer the 2011 Plan, and may delegate its administrative authority to a committee of one or more members of our board or one or more of our officers, subject to certain restrictions. Among other things, the compensation committee will designate the eligible individuals who may receive awards, and determine the types and number of awards to be granted and terms and conditions of each award grant. The compensation committee has the sole power and discretion to cancel, forfeit or surrender an outstanding award.

Award Agreements.    Options and other awards granted under the 2011 Plan will be evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

Eligibility.    We may grant awards to the employees, consultants render bona fide services to us or our affiliated entities designated by our board, as well as our directors, provided that awards cannot be granted to consultants or non-employee directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees.

Term of the Option and Stock Appreciation Rights.    The term of each option and stock appreciation rights granted will not exceed ten years, and the compensation committee may extend the term subject to certain limitation under relevant applicable regulations.

Acceleration of Awards upon Corporate Transactions.    The compensation committee may, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the holder or replace the awards.

Vesting Schedule.    In general, the compensation committee determines, or the option agreements specify the vesting schedules.

Amendment and Termination of the 2011 Plan.    The compensation committee may at any time amend, modify or terminate the 2011 Plan subject to shareholder approval to the extent required by laws. Additionally, shareholder approval will be specifically required to increase the number of shares available under the 2011 Plan, or to permit the compensation committee to extend the term or the exercise period of an option or share appreciation right beyond ten years, or if amendments result in material increases in benefits or a change in eligibility requirements. Any amendment, modification or termination of the 2011 Plan must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the 2011 Plan will expire and no further awards may be granted after the tenth anniversary of the shareholders’ approval of the 2011 Plan.

The following table summarizes, as of the date of this prospectus, the outstanding options that we have granted to several of our directors and executive officers and other individuals as a group under our stock option plans.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Fair Value of Options as of the Grant Date	Fair Value of Ordinary Shares as of the Grant Date	Grant Date	Expiration Date
Alfred Beichun Gu	17,000,000		0.29	0.15	0.29	January 8, 2008	January 7, 2018
	17,975,037		0.23	0.12	0.22	February 19, 2009	February 18, 2019
	4,635,617		0.26	0.14	0.25	July 1, 2009	June 30, 2019
Paul Bang Zhang		*	0.26	0.14	0.25	July 1, 2009	June 30, 2019
Richard Sijie Pu		*	0.29	0.15	0.29	January 8, 2008	January 7, 2018
		*	0.23	0.12	0.22	February 19, 2009	February 18, 2019
		*	0.26	0.14	0.25	July 1, 2009	June 30, 2019
Willy Yili Wu		*	0.29	0.15	0.29	January 8, 2008	January 7, 2018
		*	0.23	0.12	0.22	February 19, 2009	February 18, 2019
		*	0.26	0.14	0.25	July 1, 2009	June 30, 2019
Yan Zhang		*	0.26	0.14	0.25	July 1, 2009	June 30, 2019
Directors and Executive officers as a group	19,400,000		0.29	0.15	0.29	January 8, 2008	January 7, 2018
	18,875,037		0.23	0.12	0.22	February 19, 2009	February 18, 2019
	9,835,617		0.26	0.14	0.25	July 1, 2009	June 30, 2019
Other individuals as a group	13,108,317		0.29	0.15	0.29	January 8, 2008	January 7, 2018
	5,724,995		0.23	0.12	0.22	February 19, 2009	February 18, 2019
	5,916,510		0.26	0.14	0.25	July 1, 2009	June 30, 2019

*	Ordinary shares underlying the share options held by such person that are exercisable within 60 days after the date of this prospectus comprise less than 1% of our outstanding ordinary shares.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, assuming conversion of all of our preference shares into ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder.

The total number of ordinary shares outstanding as of the date of this prospectus is 333,192,252, including ordinary shares issuable upon conversion of all outstanding preference shares immediately upon the completion of this offering. The total number of ordinary shares outstanding after the completion of this offering will be 401,192,254 assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. For each person and group included in the following table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group (which includes ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus) by the sum of (i) the number of ordinary shares outstanding as of the date of this prospectus and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering (1)
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Neil Nanpeng Shen (2)	252,886,366	75.9	2,230,011	0.7	250,656,355	62.5
John J. Ying (3)	14,506,514	4.4	—	—	14,506,514	3.6
Alfred Beichun Gu (4)	49,720,716	13.8	3,500,000	1.1	46,220,716	11.5
Kelvin Kenling Yu (5)	—	—	—	—	—	—
Jimmy Chik Keung Wong (6)	—	—	—	—	—	—
Anthony Kai Yiu Lo (7)	—	—	—	—	—	—
David Jian Sun (8)	—	—	—	—	—	—
Paul Bang Zhang (9)	*	*	—	—	*	*
Richard Sijie Pu (10)	*	*	—	—	*	*
Willy Yili Wu (11)	*	*	—	—	*	*
Yan Zhang (12)	*	*	—	—	*	*
Byron Zhen Wang (13)	—	—	—	—	—	—
All Directors and Executive Officers as a Group (14)	322,005,078	88.0	5,730,011	1.7	316,275,067	78.8

Principal and Selling Shareholders:
Maxpro Holdings Limited (15)	152,859,741	45.9	1,338,008	0.4	151,521,733	37.8
Ever Keen Holdings Limited (16)	100,026,625	30.0	892,003	0.3	99,134,622	24.7
First Flite Holdings Co., Ltd. (17)	49,720,716	13.8	3,500,000	1.1	46,220,716	11.5
Made in China Ltd. (18)	6,780,913	2.0	1,299,998	0.4	5,480,915	1.4
Iconix China Holdings Limited (19)	3,390,456	1.0	140,000	0.1	3,250,456	0.8
HiVentures Holdings Co., Ltd.(20)	3,849,261	1.2	799,995	0.2	3,049,266	0.8
CDIB & Partners Investment Holding (Cayman) Ltd. (21)	2,617,830	0.8	999,999	0.3	1,617,831	0.4
Andrew Tien-Yuan Tsuei (22)	916,979	0.3	229,999	0.1	686,980	0.2
Unidex Holdings Ltd. (23)	10,171,369	3.1	4,999,995	1.5	5,171,374	1.3

*	Less than 1%.

(1)	Assumes that the underwriters do not exercise the over-allotment option.

(2)	Represents 143,431,621 ordinary shares and 109,454,745 ordinary shares issuable upon conversion of 8,551,400 Series B preference shares, 1,441,024 Series C preference shares and 351,062 Series D preference shares held by Maxpro Holdings Limited and Ever Keen Holdings Limited. Mr. Shen is the sole director of Ever Keen Holdings Limited. Mr. Shen disclaims beneficial ownership with respect to the shares held by Maxpro Holdings Limited and Ever Keen Holdings Limited except to the extent of his pecuniary interest therein. The business address for Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong, PRC.

(3)	Represents 14,506,514 ordinary shares issuable upon conversion of 1,382,770 Series D preference shares held by Peak Capital. The business address for Mr. Ying is 22nd Floor, 41-43 Graham Street, Central, Hong Kong, PRC.

(4)	Represents 21,721,025 ordinary shares and 27,999,691 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by First Flite Holdings Co., Ltd. The business address for Mr. Gu is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(5)	The business address for Mr. Yu is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong, PRC.

(6)	The business address for Mr. Wong is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong, PRC.

(7)	The business address for Mr. Lo is 2/F Hong Villa, 12 Bowen Road, Hong Kong, PRC.

(8)	The business address for Mr. Sun is No. 124 Caobao Road, Xuhui District, Shanghai 200235, PRC.

(9)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus beneficially owned by Mr. Zhang. The business address for Mr. Zhang is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(10)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Pu. The business address for Mr. Pu is 5th Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(11)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Wu. The business address for Mr. Wu is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(12)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Zhang. The business address for Mr. Zhang is 5th Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(13)	The business address for Mr. Wang is 12th Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(14)	Represents ordinary shares and ordinary shares issuable upon conversion of all preference shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by all of our directors and executive officers as a group.

(15)	Represents 87,186,900 ordinary shares and 65,672,841 ordinary shares issuable upon conversion of 5,130,840 Series B preference shares, 864,614 Series C preference shares and 210,637 Series D preference shares held by Maxpro Holdings Limited, a limited liability company incorporated in the British Virgin Islands. Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., and Sequoia Capital China GF Principals Fund I, L.P., the Sequoia China Funds, collectively own 100% of the shares of Maxpro Holdings Limited. The Sequoia China Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The Sequoia China Funds’ general partner is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. The business address for Maxpro Holdings Limited is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC. In October 2010, Maxpro Holdings Limited transferred 2,934,060 ordinary shares of our company to Mr. Werner Seiler, another shareholder of our company, to settle Mr. Seiler’s claim for additional shares of our company.

(16)	Represents 56,244,721 ordinary shares and 43,781,904 ordinary shares issuable upon conversion of 3,420,560 Series B preference shares, 576,410 Series C preference shares and 140,425 Series D preference shares held by Ever Keen Holdings Limited, a limited liability company incorporated in British Virgin Islands. Sequoia Capital Growth Fund III, AIV, L.P., Sequoia Capital Growth Partners III, L.P., and Sequoia Capital Growth III Principals Fund, the Sequoia U.S. Funds, collectively own 100% of the shares of Ever Keen Holdings Limited. The general partner of Sequoia Capital Growth Fund III, AIV, L.P., an investment fund incorporated in the Cayman Islands, is SCGF III Management, LLC. The general partner of Sequoia Capital Growth Partners III, L.P., an investment fund incorporated in the state of Delaware, is SCGF III Management, LLC. The managing member of Sequoia Capital Growth III Principals Fund, an investment fund incorporated in the state of Delaware, USA, is SCGF III Management, LLC. The managing members of SCGF III Management, LLC, a limited liability company incorporated in the state of Delaware, USA, are Michael J. Moritz, Douglas M. Leone, Michael L. Goguen, James Goetz, Scott Carter, and Roelof Botha. Each of the managing members disclaims beneficial ownership with respect to the shares held by Ever Keen Holdings Limited except to the extent of each managing member’s pecuniary interest therein. The business address for Ever Keen Holdings Limited is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025. In October 2010, Ever Keen Holdings Limited transferred 1,956,040 ordinary shares of our company to Mr. Werner Seiler to settle Mr. Seiler’s claim for additional shares of our company.

(17)	Represents 21,721,025 ordinary shares and 27,999,691 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by First Flite Holdings Co., Ltd., a British Virgin Islands company wholly owned and controlled by Alfred Beichun Gu. The registered address for First Flite Holdings Co., Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(18)	Represents 6,780,913 ordinary shares held by Made in China Ltd., a Cayman Islands company wholly owned by Star Elite Enterprises Limited, which in turn is wholly owned and controlled by Ping Chen. The registered address for Made in China Ltd. is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands.

(19)	Represents 3,390,456 ordinary shares held by Iconix China Holdings Limited, a limited liability company incorporated in the Cayman Islands. The ultimate beneficial owners of Iconix China Holdings Limited are Ms. Susana Chou, Mr. Silas Kei-Fong Chou and Iconix Brand Group, Inc., a company listed on the NASDAQ Stock Market LLC. The address for Iconix China Holdings Limited is P.O. Box 309, Ugland House, South Church Street, Grand Cayman, KY1-1104, Cayman Islands.

(20)	Represents 3,849,261 ordinary shares held by HiVentures Holdings Co., Ltd., a British Virgin Islands company wholly owned and controlled by Shiqin Zhao. The registered address for HiVentures Holdings Co., Ltd. is P.O.Box 957 Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

(21)	Represents 2,617,830 ordinary shares held by CDIB & Partners Investment Holding (Cayman) Ltd., a limited liability company incorporated in the Cayman Islands, which is wholly owned by CDIB & Partners Investment Holding Corporation. The directors of CDIB & Partners Investment Holding Corporation are Samuel Wu, Xin Chen, Liren Zhang, Guohua Wang, Jiashi Xiao, Shuzhen Lai, Xinchang Huang, Liren Hu, Jinhan Chen, Meiji Liang, Cangsheng Lin, Wenzong Du, Shengxiong Xu, Yunjin Chen, Yanji Cheng, Taiping Yang, Qihao Wu, Huiqi Shi and Muxian Chen. Each of the directors disclaims beneficial ownership with respect to the shares held by CDIB & Partners Investment Holding (Cayman) Ltd. except to the extent of each director’s pecuniary interest therein. The address for CDIB & Partners Investment Holding (Cayman) Ltd. is 6th Floor, 125 Nanking East Road Section 5, Taipei 105, Taiwan.

(22)	Represents 916,979 ordinary shares held by Andrew Tien-Yuan Tsuei. The address of Andrew Tien-Yuan Tsuei is Unit 2502, Building A, 1000 Gubei Road, Shanghai, China, 201103.

(23)	Represents 10,171,369 ordinary shares held by Unidex Holdings Ltd., a British Virgin Islands company wholly owned and controlled by Kaiying Fei. The business address of Unidex Holdings Ltd. is Room 2101, 21/F, World Wide House, 19 DesVoeux Road Central, Hong Kong.

On December 28, 2007, Maxpro acquired 51,994,366 ordinary shares and 5,130,840 Series B preference shares from Warburg Pincus Ventures, L.P., a previous investor of us, and acquired 35,306,213 ordinary shares, 741,825 Series C preference shares, and 210,637 Series D preference shares from Peak Capital, an investor of us that holds less than 5% of our total outstanding shares on an as-converted basis. It also acquired 122,789 Series C preference shares from CDIB & Partners Investment Holding (Cayman) Ltd., an investor of us that holds less than 5% of our total outstanding shares on an as-converted basis. The shares acquired by Maxpro represented 45.9% of our total outstanding shares on an as-converted basis. On the same day, Ever Keen acquired 58,200,761 ordinary shares and 3,420,560 Series B preference shares from Warburg Pincus Ventures, L.P., acquired 494,550 Series C preference shares and 140,425 Series D preference shares from Peak Capital, and acquired 81,860 Series C preference shares from CDIB & Partners Investment Holding (Cayman) Ltd. The shares acquired by Ever Keen represented 30.6% of our total outstanding shares on an as-converted basis.

On December 28, 2007, Upasia Holdings Limited acquired a total of 33,337,822 ordinary shares, representing 10% of our total outstanding shares on an as-converted basis, from Peak Capital, First Flite Holdings Co., Ltd., HiVentures Holdings Co., Ltd., a BVI company controlled by Shiqin Zhao, our former chief financial officer, and several of our employees and former employees, i.e., Yi Xu, Miao Li, Yu Sheng, Yan Yin, Yuling Wang, Willy Yili Wu, Qian Yuan and Yiqun Yang. On June 23, 2009, Upasia Holdings Limited transferred all of the ordinary shares it held to Iconix, Galleon Special Opportunities Master Fund, SPC, Ltd, Rich World Finance Limited, Made in China Ltd., Zero2IPO China Angel Fund I, L.P., Zero2IPO China Angel Affiliates Fund I, L.L.C., WRH-Mecox, LLC, and Maxpro, none of which holds more than 5% of our total outstanding shares on an as-converted basis except Maxpro, which holds 45.9% of out total outstanding shares on an as-converted basis. Galleon Special Opportunities Master Fund, SPC, Ltd and Iconix are no longer shareholders of ours.

As of the date of this prospectus, 5.2% of our outstanding ordinary shares on an as-converted basis are held by four record holders in the United States. None of our existing shareholders has different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

As to our contractual arrangements with MecoxLane Information, MecoxLane Shopping, Rampage Shopping, and their respective shareholders, please see “Corporate History and Structure” for a description of these contractual arrangements.

As part of our contractual arrangements with our VIEs, namely, MecoxLane Information, MecoxLane Shopping and Rampage Shopping, Mr. Paul Bang Zhang, our senior vice president and chief financial officer, has owed interest-free loans to us after Mr. Alfred Beichun Gu, our chief executive officer, transferred all of his equity interests in such VIEs to Mr. Zhang. Originally, we extended these loans to Mr. Gu to make contributions to the registered capital of our VIEs, and the loans were assumed by Mr. Zhang upon the above transfer. See “—Transactions with Certain Officers, Shareholders, Affiliates and Key Management Personnel” and “Corporate History and Structure—Our Corporate Structure—Contractual Arrangements with MecoxLane Information and its Shareholders, Contractual Arrangements with MecoxLane Shopping and its Shareholders and Contractual Arrangements with Rampage Shopping and its Shareholders.” As of December 31, 2007, 2008 and 2009 and June 30, 2010, the outstanding loan to Mr. Zhang was nil, nil, nil and RMB4.7 million ($0.7 million), respectively. The largest aggregate outstanding loan to Mr. Zhang during the period covered was RMB4.7 million ($0.7 million). As of the date of this prospectus, the outstanding loan to Mr. Zhang was RMB4.7 million ($0.7 million).

As part of our contractual arrangements with Rampage Shopping, we extended an interest-free loan to Mr. Xu, our employee. Mr. Xu used this loan for his contribution to the registered capital of Rampage Shopping. In addition, as part of our contractual arrangements with MecoxLane Information and MecoxLane Shopping, Mr. Xu has owed interest-free loans to us after Mr. Yu Sheng, our former employee, and Mr. Shiqin Zhao, our former chief financial officer, transferred their respective equity interests in MecoxLane Information and MecoLane Shopping to Mr. Xu. Originally, we extended these loans to Mr. Sheng and Mr. Zhao to make their contributions to the registered capital of MecoxLane Information and MecoxLane Shopping, respectively, and the loans were assumed by Mr. Xu upon the above transfers. See “—Transactions with Certain Officers, Shareholders, Affiliates and Key Management Personnel” and “Corporate History and Structure—Our Corporate Structure—Contractual Arrangements with MecoxLane Information and its Shareholders, Contractual Arrangements with MecoxLane Shopping and its Shareholders and Contractual Arrangements with Rampage Shopping and its Shareholders.” As of December 31, 2007, 2008 and 2009 and June 30, 2010, the outstanding loan to Mr. Xu was nil, RMB0.7 million, RMB0.7 million ($0.1 million) and RMB2.2 million ($0.3 million), respectively. The largest aggregate outstanding loan to Mr. Xu during the period covered was RMB2.2 million ($0.3 million). As of the date of this prospectus, the outstanding loan to Mr. Xu was RMB2.2 million ($0.3 million).

As part of our contractual arrangements with two of our VIEs, namely, MecoxLane Shopping and Rampage Shopping, Mr. Guisheng Liu, our employee, has owed interest-free loans to us after Mr. Miao Li, our employee, transferred all of his equity interests in these VIEs to Mr. Liu in July 2010. Originally, we extended these loans to Mr. Li to make contributions to the registered capital of these VIEs, and the loans were assumed by Mr. Liu upon the above transfer. See “—Transactions with Certain Officers, Shareholders, Affiliates and Key Management Personnel” and “Corporate History and Structure—Our Corporate Structure—Contractual Arrangements with MecoxLane Shopping and its Shareholders and Contractual Arrangements with Rampage Shopping and its Shareholders.” As of the date of this prospectus, the outstanding loan to Mr. Liu was RMB1.0 million ($0.1 million).

As part of our contractual arrangements with MecoxLane Information, Mr. Richard Sijie Pu, our head of e-commerce, has owed an interest-free loan to us after Mr. Miao Li, our employee, transferred all of his equity interest in MecoxLane Information to Mr. Pu in July 2010. Originally, we extended this loan to Mr. Li to make contributions to the registered capital of MecoxLane Information, and the loan was assumed by Mr. Pu upon the above transfer. See “—Transactions with Certain Officers, Shareholders, Affiliates and Key Management Personnel” and “Corporate History and Structure-Our Corporate Structure-Contractual Arrangements with MecoxLane Information and its Shareholders.” As of the date of this prospectus, the outstanding loan to Mr. Pu was RMB165,000 ($24,000).

Transactions with Certain Officers, Shareholders, Affiliates and Key Management Personnel

Mr. Alfred Beichun Gu, our chief executive officer, was a shareholder of our VIEs since their inception until March 2010, during which period we entered into contractual arrangements with Mr. Gu in the terms substantially similar to our contractual arrangements with Mr. Paul Bang Zhang. As part of these contractual arrangements, we extended interest-free loans to Mr. Gu. As of December 31, 2007, 2008 and 2009, the outstanding loan to Mr. Gu was RMB3.7 million, RMB4.7 million and RMB4.7 million ($0.7 million), respectively. The largest aggregate outstanding loan to Mr. Gu during the period covered was RMB4.7 million ($0.7 million). In 2010, Mr. Gu transferred all of his equity interests in our VIEs to Mr. Paul Bang Zhang and was no longer a party to these contractual arrangements, as he was no longer a PRC citizen. As of the date of this prospectus, no outstanding loan is due from Mr. Gu.

Mr. Shiqin Zhao, our former chief financial officer, was a shareholder of MecoxLane Shopping since its inception until February 2010, during which period we entered into contractual arrangements with Mr. Zhao in the terms substantially similar to our contractual arrangements with Mr. Yi Xu. As part of these contractual arrangements, we extended an interest-free loan to Mr. Zhao. As of December 31, 2007, 2008 and 2009, the outstanding loan to Mr. Zhao was RMB1.5 million, RMB1.5 million and RMB1.5 million ($0.2 million), respectively. The largest aggregate outstanding loan to Mr. Zhao during the period covered was RMB1.5 million ($0.2 million). In February 2010, Mr. Zhao transferred all of his equity interest in MecoxLane Shopping to Mr. Yi Xu and was no longer a party to these contractual arrangements, as he left our company for personal reasons. As of the date of this prospectus, no outstanding loan is due from Mr. Zhao under our contractual arrangements with MecoxLane Shopping.

Mr. Miao Li, our employee, was a shareholder of MecoxLane Shopping and Rampage Shopping since their inception until September 2010 and a shareholder of MecoxLane Information since November 2005 when he acquired the equity interest in MecoxLane Information held by Mr. Rong Bi, our former employee, until September 2010. During these periods, we entered into contractual arrangements with Mr. Li in the terms substantially similar to our contractual arrangements with Mr. Guisheng Liu and Mr. Richard Sijie Pu respectively. As part of these contractual arrangements, we extended interest-free loans to Mr. Li. As of December 31, 2007, 2008 and 2009 and June 30, 2010, the outstanding loan to Mr. Li was RMB0.7 million, RMB1.2 million, RMB1.2 million ($0.2 million) and RMB1.2 million ($0.2 million), respectively. The largest aggregate outstanding loan to Mr. Li during the period covered was RMB1.2 million ($0.2 million). In September 2010, Mr. Li transferred all of his equity interests in MecoxLane Information to Mr. Richard Sijie Pu and all of his equity interests in MecoxLane Shopping and Rampage Shopping to Mr. Guisheng Liu and was no longer a party to these contractual arrangements. As of the date of this prospectus, no outstanding loan is due from Mr. Li.

Mr. Yu Sheng, our former employee, was a shareholder of MecoxLane Information since its inception until February 2008, during which period we entered into contractual arrangements with Mr. Sheng in the terms substantially similar to our contractual arrangements with Mr. Yi Xu. As part of these contractual arrangements, we extended an interest-free loan to Mr. Sheng. As of December 31, 2007, the outstanding loan to Mr. Sheng was RMB165,000. The largest aggregate outstanding loan to Mr. Sheng during the period covered was RMB165,000 ($24,000). In February 2008, Mr. Sheng transferred all of his equity interest in MecoxLane Information to Mr. Yi Xu and was no longer a party to these contractual arrangements, as he left our company for personal reasons. As of the date of this prospectus, no outstanding loan is due from Mr. Zhao.

Since 2009, Allyes Information Technology Ltd., or Allyes, an affiliate of Mr. Neil Nanpeng Shen, our chairman, has provided advertising services to us. The terms and pricing of the transaction were determined on an arms’-length basis between the contractual parties and we believe the terms were comparable to terms that could have been obtained from independent third parties.

In April 2008, we granted a loan of $0.6 million to HiVentures Holdings Co., Ltd., a British Virgin Islands company controlled by Mr. Shiqin Zhao, our former chief financial officer, in connection with exercise of options by Mr. Zhao. This loan bears no interest and the outstanding balance remains $0.6 million. Mr. Zhao has pledged 3,849,261 ordinary shares of our company that he owns as collateral for this loan. The loan will be due eight business days after the first day following this initial public offering on which the disposition of his shares on the public securities market is not subject to a regulatory or contractual restriction.

Employment Agreements

See “Management—Employment Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plans.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2009 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital is US$40,580 consisting of 405,800,000 shares, comprised of (i) 390,000,000 ordinary shares with par value of $0.0001 each, of which 209,230,993 shares are issued and outstanding; (ii) 15,800,000 authorized preference shares with par value of $0.0001 each, 1,000,000 shares of which are designated as Series A preference shares with no shares outstanding, 8,600,000 shares of which are designated as Series B preference shares with 8,551,400 shares issued and outstanding, 1,450,000 shares of which are designated as Series C preference shares with 1,441,024 shares issued and outstanding, 1,750,000 shares of which are designated as Series D preference shares with 1,733,832 shares issued and outstanding, and 3,000,000 shares of which are designated as Series E preference shares with no shares issued and outstanding. Based on current conversion prices, all of our issued and outstanding preference shares would convert into 123,961,259 ordinary shares upon the completion of this offering.

The following is a summary of certain rights of the preference shares:

Voting Rights.    The preference shares are voted on an equal basis with the ordinary shares at any annual or extraordinary meetings of shareholders, or may act by written resolution in the same manner as the ordinary shares. Each holder of the preference shares is entitled to the number of votes for such preference shares on an as-converted basis. So long as any preference share is outstanding, no resolution to effect (i) any amendment to our memorandum or articles of association, or (ii) any alteration of the rights, preferences or privileges of any series of preference shares may be proposed at any meeting unless a quorum, which must include at least one of the two Sequoia Investors, either Maxpro Holdings or Ever Keen, is present and voting. No amendment to our memorandum or articles of association which might adversely affect the rights, preferences, privileges and restrictions of Series D preference shares may be adopted without prior written approval of the holders of at least a majority of the Series D preference shares outstanding. In addition, a resolution must have the approval of the holders of at least 75% of the total voting power on an as-converted basis present and voting at such meeting in order to (i) authorize or effect a liquidation, winding up or dissolution of us or a Material Subsidiary of ours, which is a subsidiary whose assets or net revenues constituted more than 10% of our assets or net revenues on a consolidated basis for the immediately preceding fiscal year; (ii) sell or otherwise dispose of all or substantially all of the business or property of ours or of a Material Subsidiary of ours, subject to the exceptions set forth in our articles of association; (iii) amend our memorandum or articles of association to adversely affect the rights of any series of preference shares; or (iv) change any part of our business purpose, including mail-order sales, electronic commerce, advertising on our websites or the related back-end fulfillment services. In addition, preference shares of an existing series may not be issued without the approval of at least majority of the same series of preference shares outstanding. The rights, preferences, privileges and restrictions of any series of preference shares may not be altered without approval by vote or written resolution of at least a majority of the total number of such series of preference shares outstanding, voting as a separate class. These voting thresholds are more stringent than those under the Companies Law, which only provides for simple majority vote, or two-thirds majority vote, as the case may be, for matters that require shareholder approval.

Dividends.    The holders of outstanding preference shares are entitled to receive dividends when declared and at a rate determined by our board of directors. No dividend may be declared or paid on the ordinary shares, nor may any ordinary shares be purchased, redeemed or otherwise acquired for value by us in any fiscal year until dividends of an equal amount or value per share have been paid to or declared and set apart upon all preference shares during that fiscal year. The right to dividends on the preference shares is not cumulative and no rights accrue to holders of preference shares by reason of the fact that no distribution on such shares was declared in any prior year, nor does any undeclared or unpaid distribution bear or accrue interest.

Conversion Rights.    Series A preference shares are not convertible. Each of the Series B, Series C and Series D preference shares is convertible at any time at the option of the holders into a number of ordinary shares calculated as set forth below. Each Series B preference share is convertible into a number of ordinary shares equal to $3.17 divided by the Series B conversion price, which is currently $0.30. Each Series C preference share is convertible into a number of ordinary shares equal to $1.82 divided by the Series C conversion price, which is currently $0.17, except that each Series C preference share that was issued to CDIB & Partners Investments Holding (Cayman) Ltd. and is held by Maxpro or Ever Keen is convertible into a number of ordinary shares equal to $1.82 divided by the CDIB conversion price, which is currently $0.46. Each Series D preference share is convertible into a number of ordinary shares equal to $5.77 divided by the Series D conversion price, which is currently $0.55. In case of a share split, dividend, combination, reclassification, substitution, or issuance of additional ordinary shares, the conversion price for each series of preference shares will be adjusted pursuant to the terms set out in our articles of association.

Upon the completion of this offering, we will adopt an amended and restated memorandum and articles of association, which will replace the current memorandum and articles of association in its entirety. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to our directors and the material terms of our ordinary shares that we expect will become effective upon the completion of this offering.

We were incorporated as an exempted company with limited liability in the Cayman Islands on May 28, 1996 with company number 66350.

As set out in our memorandum of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (as amended) or as the same may be revised from time to time, or any other law of the Cayman Islands.

Directors

Interested Directors.    A director may vote and be counted in a quorum in respect of any proposal, arrangement or contract in which he is interested. A director who is interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director that he is a member of a company or firm and is to be regarded as interested in any contract which may be made with that company or firm will be a sufficient declaration of interest in regard to any contract made with that company or firm.

A director may be counted in a quorum and vote in respect of his remuneration or any other director’s remuneration.

Borrowing Powers.    The directors may exercise all the powers of us to borrow money and to mortgage or charge our business, property and uncalled capital and to issue debentures, debenture stock and other securities whenever money is borrowed outright or as security for any debt, liability or obligation of us or of any third party.

Ordinary shares

General.    All of our outstanding ordinary shares are fully paid. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights.    Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by a poll.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold not less than one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 14 calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares or a unanimous approval by shareholders in writing. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

Transfer of Shares.    Subject to the restrictions of our Memorandum and Articles of Association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after notice has been given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.    Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may, before the issue of such shares, be determined by special resolution.

Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-takeover Provisions in Our Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•	sub-divide our existing shares or any of them into shares of a smaller amount that is fixed by the amended and restated memorandum and articles of association;

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law and our amended and restated memorandum and articles of association as regards the matters to be dealt with by ordinary resolution, we may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

History of Securities Issuances

The following is a summary of securities issuances by us during the past three years.

Ordinary shares.    On April 11, 2007, we issued 32,777,250 ordinary shares to First Flite Holdings Co., Ltd., a BVI company wholly owned by Mr. Alfred Beichun Gu, our director and chief executive officer, at a price of $15,799 upon exercise of options by Mr. Gu.

On December 28, 2007, we also issued an aggregate of 6,518,792 ordinary shares to Yi Xu, Miao Li, Yu Sheng, Yan Yin, Yuling Wang, Willy Yili Wu, Qian Yuan, Yiqun Yang, our employees and former employees, and HiVentures Holdings Co., Ltd., a company controlled by Shiqin Zhao, our former chief financial officer, upon their exercise of options at a total exercise price approximately $0.6 million.

On June 24, 2008, we further issued 1,070,527 and 3,849,261 ordinary shares to Mr. Yu Sheng and HiVentures Holdings Co., Ltd., respectively, for a purchase price of $32,011 and $556,988, respectively, upon their exercise of options.

Options.    As of the date of this prospectus, options to purchase 72,860,476 ordinary shares of our company are outstanding under our option plans. See “Management—Share Incentive Plans.”

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of English law but does not follow recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to dual majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    The Cayman Islands courts can be expected to follow English case law precedents. The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Islands.

Indemnification.    The Companies Law of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such a provision may be held by the Cayman Islands courts to be unenforceable to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default or for the consequences of committing a crime.

We intend to adopt an amended and restated memorandum and articles of association upon the completion of this offering. Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such losses or damages arise from actual fraud or wilful neglect or default of such directors, officers, employees or agents. Our amended and restated memorandum and articles of association may also provide for indemnification of such person in the case of a suit initiated by our company or in the right of our company.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the

SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands Law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interests or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our amended and restated articles of association allow our shareholders holding not less than one-third of the paid-up voting share capital of the company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our amended and restated articles of association require us to call such meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by special resolutions of our shareholders at any time before the expiration of their term.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of a majority of the issued shares of that class or with a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Law, our amended and restated memorandum and articles of association may only be amended with a special resolution at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated

memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Registration Rights

Pursuant to our registration rights agreement entered into in October 2010, we have granted certain registration rights to holders of our registrable securities, which mean our ordinary shares and ordinary shares upon conversion of preference shares held by Maxpro, Ever Keen, Peak Capital, CDIB & Partners Investment Holding (Cayman) Ltd. and certain other shareholders, and their transferees or assignees which satisfy conditions for transfer of registration rights under the registration rights agreement. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.    (x) Holders of at least a majority of registrable securities, (y) Peak Capital so long as it holds registrable securities, or (z) any permitted transferees or assignees of Peak Capital have the right to demand in writing, at any time after six months following the completion of this offering, that we file a registration statement to register these registrable securities as long as the aggregate offering price exceeding $5,000,000. We, however, are not obligated to effect a demand registration if, among other things, we have already effected one registration pursuant to the same demand registration rights or on Form S-3 or Form F-3 within the six month period preceding the date of such request. We are not obligated to effect more than three demand registrations. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other shares during the same 12-month period. Further, the underwriters of any underwritten offering may in good faith reduce the number of shares having registration rights to be included in the registration statement. The shares included in any such underwritten offering will go to first, the registrable securities Peak Capital proposes to register, and second, the registrable securities of any other demand holders on a pro rata basis, subject to certain limitations.

Form S-3 or Form F-3 Registration Rights.    Holders of registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 or Form S-3. We, however, are not obligated to effect such registration if (i) Form S-3 or Form F-3 is not available for such offering by the holders of registrable securities, (ii) the aggregate anticipated price of such offering is less than $1,000,000, (iii) we have, within six months period preceding the date of such request, already effected a registration, subject to certain limitation, or (iv) in any jurisdiction we would be required to qualify to do business or to execute a consent to service or profess in effecting such registration. We may defer filing of a registration statement on Form F-3 or Form S-3 no more than once during any twelve month period for up to 120 days if our board of directors determines in good faith that filing such a registration statement will be materially detrimental to us and our shareholders, provided that we cannot register any other shares during such 120 day period.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities other than pursuant to a demand registration right or an S-3 or F-3 registration statement, or relating to an employee benefit plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities. The underwriters of any underwritten offering may in good faith allocate the shares to be included in the registration statement first to us, second to Peak Capital, third to each of the requesting holders of registrable securities (other than Peak Capital) on a pro rata basis, and fourth to holders of other shares of us as long as (i) the number of registrable securities included in any such registration is not reduced below 20% of the aggregate number of shares of registrable securities for which inclusion has been requested, and (ii) all shares that are not registrable securities and are held by any other person are first excluded.

Expenses of Registration.    All registration expenses incurred in connection with any demand, piggyback or F-3 registration, other than any underwriting discounts and selling commissions, will be borne by us.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in seven ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SECs Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

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Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

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Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. In the case of certificated ADSs, delivery will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

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a fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, The People’s Republic of China (including the Hong Kong Special Administrative Region, the “People’s Republic of China) or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

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it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 11,742,857 ADSs representing approximately 20.5% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could materially and adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our ADSs have been approved for listing on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and UBS AG for a period of 180 days after the date of this prospectus. The foregoing restrictions do not apply to (i) the issuance of ordinary shares represented by the ADSs to be sold in this offering and the sale of such ADSs, (ii) the grants of equity-based awards pursuant to the terms of our existing share incentive plan and the issuance of ordinary shares upon exercise of options or vesting of restricted shares that have been previously granted and are outstanding as of the date of this prospectus, and (iii) the filing of a registration statement on Form S-8 in connection with the registration of ordinary shares issuable under our existing share incentive plan.

Our executive officers and directors and substantially all of our shareholders and option holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and UBS AG for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the 15 calendar days plus three business days before the last day of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the date that is 15 calendar days plus three business days after the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and UBS AG waive, in writing, such an extension.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person (or persons whose shares are aggregated) who has beneficially owned our restricted shares for at least six months, is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 4,011,923 ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited transactions. They are also subject to other manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than six months but not more than one year may sell the restricted shares without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than one year may freely sell the restricted shares without registration under the Securities Act.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, holders of our registrable securities will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws not addressed herein. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of King & Wood, our PRC counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our U.S. counsel, as to the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC corporate income tax purposes, a withholding tax of 10% for our non-PRC enterprise shareholders or potentially 20% for non-PRC individual shareholders may be imposed on dividends they receive from us and on gains they recognize from transferring our shares or ADSs. See “Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘resident enterprise’ for PRC corporate income tax purposes, which could result in unfavorable tax consequences to us.”

United States Federal Income Taxation

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in our ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting shares;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) that holds our ADSs or ordinary shares will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold our ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that U.S. holders of ADSs may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holders of ADSs and the issuer of the securities underlying ADSs has taken actions inconsistent with the ownership of the underlying securities by the persons claiming the credits. Such actions (for example, a pre-release of ADSs by a depositary) may also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders of ADSs, including individual U.S. holders (discussed below). Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by actions taken by the U.S. Treasury or the depositary.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount (in U.S. dollars) of any distribution we make to you with respect to our ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Amounts not treated as dividend income for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce your tax basis in your ADSs or ordinary shares, but not below zero. Distributions in excess of our current and accumulated earnings and profits and your tax basis in your ADSs or ordinary shares will be treated as capital gain realized on the sale or other disposition of the ADSs or ordinary shares. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make to you will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) either (a) our ADSs or ordinary shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (ii) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purposes of clause (i) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as the ADSs are expected to be. Based on existing guidance, it is not entirely clear whether the ordinary shares will be treated as readily tradable on an established securities market in the United States, since the ordinary shares will not be listed on a securities market in the United States. If we are treated as a “resident enterprise” for PRC corporate income tax purposes (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

Newly enacted legislation may require certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on our ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisors regarding the effect, if any, of this legislation on your ownership and disposition of the ADSs or ordinary shares.

For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to our ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Any dividends we pay to you will generally constitute foreign source income for foreign tax credit limitation purposes. If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “—People’s Republic of China Taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Dispositions of the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Newly enacted legislation may require certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, capital gains from the sale or other disposition of our ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisors regarding the effect, if any, of this legislation on your ownership and disposition of the ADSs or ordinary shares.

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC corporate income tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding taxes were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “—People’s Republic of China Taxation”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2010 or the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules. In addition, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. Because PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year, Latham & Watkins LLP, our U.S. counsel, expresses no opinion with respect to our PFIC status or our expectations set forth in this paragraph.

A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although no assurances may be given, we believe that the contractual arrangements between us and our affiliated entities will be treated as ownership of stock.

Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we were a PFIC will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of our ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, as applicable, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ADSs or ordinary shares, you will include in gross income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted tax basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted tax basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your gross income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your tax basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to any distributions that we make, except that the lower tax rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that our ADSs will be listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are regularly traded and you are a holder of the ADSs, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder of stock of a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of ADSs or ordinary shares will generally be subject to information reporting to the U.S. Internal

Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are exempt from backup withholding should still complete U.S. Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. Under newly enacted legislation, certain individuals and other U.S. Holders holding the ADSs or ordinary shares other than in an account at a “financial institution” may be subject to additional information reporting requirements. This new legislation also imposes penalties if a U.S. Holder is required to submit such information to the U.S. Internal Revenue Service and fails to do so. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated October 26, 2010, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and UBS AG are acting as representatives, the following respective numbers of ADSs:

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC	5,049,429
UBS AG	4,932,000
Oppenheimer & Co. Inc.	1,056,857
Roth Capital Partners, LLC	704,571

Total	11,742,857

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. UBS AG is expected to make offers and sales in the United States through its registered broker-dealer affiliate, UBS Securities LLC.

We and certain selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis an aggregate of 1,761,429 additional ADSs at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.462 per ADS. After the initial offering the representatives may change the offering price and concession and discount to broker-dealers.

The following table shows the per ADS and total underwriting discounts and commissions we will pay to the underwriters, assuming no exercise and full exercise of the underwriters’ over-allotment option described above:

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions payable by us	$0.77	$0.77	$7,480,000	$7,920,001
Expenses payable by us	$0.44	$0.41	$4,258,635	$4,258,635

We have agreed to reimburse all out-of-pocket expenses of the underwriters in connection with this offering excluding fees and disbursement of counsel for the underwriters, provided that such expenses shall not exceed 1% of the size of this offering excluding any exercise of the over-allotment option.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and UBS AG, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the 15 calendar days plus three business days before the last day of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the date that is 15 calendar days plus three business days after the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and UBS AG waive, in writing, such an extension.

Our executive officers and directors and substantially all of our shareholders and option holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs, whether any of these transactions are to be settled by delivery of our ordinary shares or ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and UBS AG, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the 15 calendar days plus three business days before the last day of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the date that is 15 calendar days plus three business days after the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and UBS AG waive, in writing, such an extension.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol “MCOX.”

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the ADSs so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, the naked short position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 570,000 ADSs for sale to some of our directors, officers, employees, business associates and other related persons. If these persons purchase reserved ADSs, it will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Prior to this offering, there was no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

In the ordinary course of their respective businesses, the underwriters and their affiliates have provided and may in the future provide investment banking, commercial banking, investment management, or other financial services to us and our affiliates for which they have received compensation and may receive compensation in the future.

The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010. The address of UBS AG is 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs. This prospectus does not constitute an offer of, or an invitation by or on behalf of, us or the underwriters, to subscribe for or purchase any of the ADSs in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus and the offering of the ADSs in certain jurisdictions may be restricted by law, and we and the underwriters require persons into whose possession this prospectus comes to observe such restrictions.

Australia

This prospectus is not a formal disclosure document and has not been, and will not be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that investors or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our ADSs shall be deemed to be made to such recipient and no applications for our ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

Canada

This prospectus is not, and under no circumstance is to be construed as, an advertisement or a public offering of the ADSs in Canada or any province or territory thereof. Any offer or sale of the ADSs in Canada will be made only pursuant to an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Cayman Islands

No invitation whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for the ADSs.

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from and including the Relevant Implementation Date, an offer to the public in that Relevant Member State of our ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

a) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

b) to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ADSs shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive by us or any underwriter or agent.

As used above, the expression “offered to the public” in relation to any of our ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our ADSs to be offered so as to enable an investor to decide to purchase or subscribe for our ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Hong Kong

Our ADSs may not be offered or sold in Hong Kong by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Kingdom of Saudi Arabia

We hereby authorize the Capital Market Authority of the Kingdom of Saudi Arabia to exchange any relevant information with the authorities, agencies or bodies having responsibility for the supervision of financial services and any other relevant authorities.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC. None of the ADSs have been offered or sold, and none will be offered or sold, directly or indirectly, to any person for re-offering or resale to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, PRC does not include Hong Kong, Macau and Taiwan.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore, and the offer and sale of our ADSs is made in Singapore pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our ADSs is suitable for them.

Where our ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the ADSs acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and therefore that they should seek their own legal advice before effecting any resale or transfer of their ADSs.

State of Kuwait

By receiving this prospectus, the person or entity to whom it has been issued understands, acknowledges and agrees that this prospectus has not been approved by the Kuwait Central Bank, the Kuwait Ministry of Commerce and Industry or any other authority in Kuwait, nor have the underwriters for Kuwait received authorization or licensing from the Kuwait Central Bank, the Kuwait Ministry of Commerce and Industry or any other authority in Kuwait to market or sell the ADSs within Kuwait.

No marketing of any financial products or services has been or will be made from within Kuwait and no subscription to any securities, financial products or financial services may or will be consummated within Kuwait. The underwriters for Kuwait do not advise parties in Kuwait as to the appropriateness of investing in, purchasing or selling securities or other financial products. Nothing contained in this prospectus is intended to constitute investment, legal, tax, accounting or other professional advice. This prospectus is for your information only and nothing in this prospectus is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice rendered on the basis of your situation.

Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the ADSs will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the Swiss Code of Obligations and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the ADSs may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors which do not subscribe to the ADSs with a view to distribution.

United Arab Emirates (Excluding the Dubai International Finance Centre)

The ADSs have not been approved and are not being publicly offered, sold, promoted or advertised in the United Arab Emirates, or the UAE, other than in compliance with the laws of the UAE. The information contained in this prospectus does not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the UAE, as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the UAE, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

Dubai International Financial Centre

This prospectus relates to an “exempt offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus or taken steps to verify the information set out in it and has no responsibility for it. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective investors should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. For the avoidance of doubt, the ADSs are not interests in a “fund” or “collective investment scheme” within the meaning of either the Collective Investment Law (DIFC Law No. l of 2006) or the Collective Investment Rules Module of the Dubai Financial Services Authority Rulebook.

United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions:

U.S. Securities and Exchange Commission registration fee	$9,630
Nasdaq Listing Fee	125,000
Financial Industry Regulatory Authority (FINRA) Filing Fee	14,005
Printing Expenses	240,000
Legal Fees and Expenses	2,000,000
Accounting Fees and Expenses	500,000
Reimbursement of underwriters’ out-of-pocket expenses	350,000
Miscellaneous	1,020,000

Total	$4,258,635

All amounts are estimated, except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the FINRA filing fee. The above expenses for this offering and the legal fees and expenses incurred by the selling shareholders in this offering will be borne by us.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters in connection with this offering will be passed upon for us by Latham & Watkins. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by King & Wood and for the underwriters by Jun He Law Offices. Latham & Watkins may rely upon Maples and Calder with respect to matters governed by Cayman Islands’ law and King & Wood with respect to matters governed by PRC law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Jun He Law Offices with respect to matters governed by PRC law.

The offices of Maples and Calder are located at 53rd Floor, The Center, 99 Queen’s Road, Central, Hong Kong.

The offices of King & Wood are located at 40th Floor, Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhonglu, Chaoyang District, Beijing 100020, People’s Republic of China.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 and the related financial statement schedule included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai 200002, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

MECOX LANE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mecox Lane Limited

We have audited the accompanying consolidated balance sheets of Mecox Lane Limited and subsidiaries (the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, equity (deficit) and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mecox Lane Limited and subsidiaries at December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

September 21, 2010

MECOX LANE LIMITED

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2008 AND 2009

(In U.S. dollars, except number of shares)

	2008	2009
	$	$
ASSETS
Current assets:
Cash and cash equivalents	10,136,213	18,757,853
Short-term investments	7,315,700	7,322,363
Accounts receivable, net of allowances of $129,342 and $101,878 as of December 31, 2008 and 2009, respectively	627,059	1,925,924
Other receivables	1,600,967	4,118,038
Advances to suppliers and prepaid expenses	1,484,378	1,585,946
Merchandise inventories	10,982,508	19,237,919
Deferred tax assets—current portion	678,705	1,586,694

Total current assets	32,825,530	54,534,737
Property and equipment, net	4,254,750	6,661,692
Intangible asset, net	618,409	882,953
Deferred tax assets—long term portion	140,272	118,088
Other non-current assets	611,214	870,813

TOTAL ASSETS	38,450,175	63,068,283

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	13,258,899	19,533,202
Advances from customers	3,090,513	5,146,785
Amount due to related parties	—	175,741
Accrued expenses	3,610,839	7,779,932
Other current liabilities	1,368,450	3,200,162
Income tax payable	1,707,510	1,920,342

Total current liabilities	23,036,211	37,756,164

Commitments and contingencies (Note 16)

Mezzanine equity:
Convertible non-redeemable preference shares
Series B preference shares ($0.0001 par value; 8,600,000 shares authorized; 8,551,400 shares issued and outstanding as of December 31, 2008 and 2009; liquidation value $18,476,503)	18,476,503	18,476,503
Series C preference shares ($0.0001 par value; 1,450,000 shares authorized; 1,441,024 shares issued and outstanding as of December 31, 2008 and 2009; liquidation value $3,113,535)	3,113,535	3,113,535
Series D preference shares ($0.0001 par value; 1,750,000 shares authorized; 1,733,832 shares issued and outstanding as of December 31, 2008 and 2009; liquidation value $3,746,188)	3,764,188	3,764,188
Redeemable noncontrolling interests	—	25,000

Equity (deficit):
Ordinary shares ($0.0001 par value; 390,000,000 shares authorized, 209,230,993 shares issued and outstanding as of December 31, 2008 and 2009)	20,923	20,923
Additional paid-in capital	26,475,224	29,116,169
Accumulated deficit	(37,866,303)	(30,654,082)
Accumulated other comprehensive income	1,329,894	1,349,883

Total Mecox Lane Limited equity (deficit)	(10,040,262)	(167,107)
Noncontrolling interests	100,000	100,000

Total equity (deficit)	(9,940,262)	(67,107)

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)	38,450,175	63,068,283

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except for share data)

	2007	2008	2009
	$	$	$
Net revenues	61,359,004	107,527,074	177,689,191
Cost of goods sold (excluding depreciation and amortization)	33,449,413	58,478,998	97,057,581
Operating expenses:
Selling, general and administrative expenses	23,123,996	43,299,922	68,504,581
Depreciation and amortization	559,047	1,454,016	3,598,498
Other income, net	(176,812)	(23,431)	(254,312)

Total operating expenses	23,506,231	44,730,507	71,848,767

Income from operations	4,403,360	4,317,569	8,782,843
Interest income	103,011	509,465	351,496

Income before income taxes	4,506,371	4,827,034	9,134,339
Income tax expense	394,661	1,275,152	1,922,118

Net income	4,111,710	3,551,882	7,212,221

Earnings per ordinary share:
Basic	$0.01	$0.01	$0.02
Diluted	$0.01	$0.01	$0.02
Weighted average ordinary shares used in per share calculation
Basic	165,338,144	204,866,943	205,381,732
Diluted	329,055,611	331,009,675	332,293,300

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Noncontrolling interests	Total	Comprehensive income
	Number	$	$	$	$	$	$	$
Balance at January 1, 2007	165,015,163	16,501	23,783,045	(45,529,895)	189,727	415,000	(21,125,622)
Net income	—	—	—	4,111,710	—	—	4,111,710	4,111,710
Share-based compensation	—	—	301,754	—	—	—	301,754
Share options exercised	39,296,042	3,930	672,905	—	—	—	676,835
Foreign currency translation adjustments	—	—	—	—	491,138	—	491,138	491,138
Purchase of non-controlling interests	—	—	—	—	—	(315,000)	(315,000)

Balance at December 31, 2007	204,311,205	20,431	24,757,704	(41,418,185)	680,865	100,000	(15,859,185)	4,602,848

Net income	—	—	—	3,551,882	—	—	3,551,882	3,551,882
Share-based compensation	—	—	1,686,000	—	—	—	1,686,000
Share options exercised	4,919,788	492	31,520	—	—	—	32,012
Foreign currency translation adjustments	—	—	—	—	649,029	—	649,029	649,029

Balance at December 31, 2008	209,230,993	20,923	26,475,224	(37,866,303)	1,329,894	100,000	(9,940,262)	4,200,911

Net income	—	—	—	7,212,221	—	—	7,212,221	7,212,221
Share-based compensation	—	—	2,640,945	—	—	—	2,640,945
Foreign currency translation adjustments	—	—	—	—	19,989	—	19,989	19,989

Balance at December 31, 2009	209,230,993	20,923	29,116,169	(30,654,082)	1,349,883	100,000	(67,107)	7,232,210

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars)

	2007	2008	2009
	$	$	$
Cash flows from operating activities:
Net income	4,111,710	3,551,882	7,212,221

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	301,754	1,686,000	2,640,945
Bad debt expense	85,836	—	(27,464)
Depreciation and amortization	559,047	1,454,016	3,598,498
Gain on acquisition of noncontrolling interests	(85,000)	—	—
Loss on disposal of property and equipment	22,753	3,860	403,176
Changes in operating assets and liabilities:
Accounts receivable	(746,095)	282,531	(1,270,264)
Other receivables	330,363	(1,378,395)	(2,513,825)
Advances to suppliers and prepaid expenses	(182,242)	(712,365)	(100,136)
Merchandise inventories	(1,948,055)	(5,609,417)	(8,241,637)
Other non-current assets	(128,276)	(417,869)	(259,599)
Accounts payable	1,723,405	5,248,537	6,259,237
Advances from customers	812,581	648,423	2,052,509
Accrued expenses	1,962,508	292,429	4,311,995
Income tax payable	2,402	1,494,913	239,070
Other current liabilities	1,716,360	(108,539)	1,829,654
Deferred tax	(364,608)	(246,119)	(884,663)

Net cash provided by operating activities	8,174,443	6,189,887	15,249,717

Cash flows from investing activities:
Purchase of property and equipment	(756,509)	(3,888,146)	(6,261,815)
Purchase of intangible assets	(321,048)	(201,764)	(440,959)
Proceeds from sale of property and equipment	541	—	22,520
Purchase of short-term investments	—	(7,315,700)	—

Net cash used in investing activities	(1,077,016)	(11,405,610)	(6,680,254)

Cash flows from financing activities
Proceeds from exercise of stock options	676,835	32,012	—
Acquisition of noncontrolling interest	(230,000)	—	—

Net cash provided by financing activities	446,835	32,012	—

Effect of exchange rate changes	383,045	807,988	52,177
Net increase (decrease) in cash and cash equivalents	7,927,307	(4,375,723)	8,621,640
Cash and cash equivalents at beginning of year	6,584,629	14,511,936	10,136,213

Cash and cash equivalents at end of year	14,511,936	10,136,213	18,757,853

Supplemental disclosure of cash flow information
Income taxes paid	—	175,948	2,337,951

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Mecox Lane Limited (“the “Company”) was incorporated in the Cayman Islands on May 28, 1996. The Company and its subsidiaries (the “Group”) is engaged in the design and sale of apparel, accessories, home and healthcare products through its online platform and stores.

As of December 31, 2009, the Company’s significant consolidated subsidiaries and variable interest entities consist of the following:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities
Shanghai Mecox Lane International Mailorder Co., Ltd. (“Mecox Lane Mailorder”)	January 8, 1996	China	100%	Telephonic sales of garments, accessories and other products

Clarence Consultants Limited (“Clarence”)	March 30, 1998	Cayman Islands	100%	Investment holding

eMecoxLane Co., Ltd. (“eMecoxLane”)	December 13, 2000	Cayman Islands	100%	Investment holding

Mai Wang Information Technology (Shanghai) Co., Ltd. (“Mai Wang Information”)	September 8, 2008	China	100%	Software development and information technology support

Mai Wang Trading (Shanghai) Co., Ltd. (“Mai Wang Trading”)	April 5, 2000	China	100%	Wholesale of garments

Shanghai Xian Ni Garment Co., Ltd. (“Xian Ni”)	December 27, 1993	China	96.7%	Investment holding

Rampage China Limited (“Rampage Cayman”)	February 18, 2009	Cayman Islands	80%	Investment holding

Rampage China (Hong Kong) Limited	March 30, 2009	Hong Kong	80%	Investment holding

Shanghai Mecox Lane Information Technology Co., Ltd. (“MecoxLane Information”)	August 6, 2002	China	Variable interest entity	Online sales and maintenance of Company website

Shanghai Mecox Lane Shopping Co., Ltd (“Mecox Lane Shopping”)	July 19, 2005	China	Variable interest entity	Sale of garments and office accessories

Shanghai Wangji Marketing Services Co., Ltd. (“Wangji Marketing”)	September 14, 2006	China	Variable interest entity	Marketing activities

Shanghai Rampage Shopping Co., Ltd. (“Rampage Shopping”)	November 24, 2008	China	Variable interest entity	Retail of apparels and accessories

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and variable interest entities (“VIEs”) for which it is deemed the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated on consolidation.

The Group evaluates the need to consolidate certain VIEs in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Details of certain key agreements between the Group and its VIEs, which include Mecox Lane Information, Mecox Lane Shopping, Wanji Marketing, and Rampage Shopping, are as follows:

Power of Attorney:    The equity owners of the VIEs irrevocably appointed the Company’s officers to vote on their behalf on all matters, including matters related to the transfer of their respective equity interests in the VIEs and appointment of the VIEs’ chief officer.

Share Pledge Agreement:    The equity owners pledge their respective equity interests in the VIEs as a guarantee for the payment by the VIEs of technical and consulting services fees under the exclusive technical consulting and services agreements.

Exclusive Technical Consulting and Services Agreement:    The Company provides the VIEs with technical consulting and information services. The Company is the exclusive provider of these services. The initial term of these agreements is 10 years. In consideration for those services, the VIEs agree to pay the Company service fees and pledged their equity interests in the VIEs as collateral for payment.

Business Loan Agreement:    Loans were granted to the equity owners of the VIEs to provide the funds necessary to capitalize the VIEs. The Company has the option to acquire the VIEs for an amount equal to the loans granted when and if the Chinese government lifts its foreign ownership restrictions on relative to Internet content provision and physical store development businesses in the PRC. Upon acquisition, the Business Loan Agreements will be cancelled.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Principles of consolidation (Continued)

The Company participated significantly in the design of these VIEs. Based on these series of agreements, the shareholders of the VIEs grant the Company powers of attorney to exercise all their rights as shareholders of the VIEs, including the right to appoint board members and senior management members. Thus the Company has the ability to effectively control the VIEs. The Company is also able to receive the economic benefits of these VIEs, because its ability to effectively determine the services fees payable by the VIEs to the Company under the exclusive business cooperation agreements and exclusive service agreement, which are part of the contractual arrangements. Therefore, the Company has determined that it is the primary beneficiary of the aforementioned entities and has consolidated their respective results from the date of initial involvement or date of establishment. As of December 31, 2009, total assets and liabilities of the VIEs are as follows:

December 31, 2009
$
Cash and cash equivalents	6,916,006
Accounts receivable—net	971,070
Inventory	2,472,351
Other receivables	3,779,441
Property and equipment—net	3,144,249
Other non-current assets	1,331,165

Total Assets	18,614,282

Accounts payable	5,658,000
Advances from customers	1,706,389
Accrued expenses	3,436,923
Income taxes payable	1,093,303
Other current liabilities	84,689

Total Liabilities	11,979,304

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amount revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include useful lives and impairment for long-lived assets, allowance for doubtful accounts, inventory valuation, accruals for sales returns, customer loyalty program assumptions related to the valuation of embedded derivatives, share-based compensation and valuation allowance for deferred tax assets.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Short-term investments

Short-term investments consist of structured time deposits maintained in a bank having maturities of greater than three months when purchased. The structured time deposits are classified as held to maturity debt securities and are carried at amortized cost, which is equivalent to their initial acquisition cost.

(f)	Merchandise inventories

Merchandise inventory is stated at the lower of cost or market. Cost of merchandise inventory is determined using the weighted-average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and broken assortments, which is dependent upon factors such as historical trends with similar merchandise, inventory aging, historical and forecasted consumer demand, and promotional environment. Write downs are recorded in cost of goods sold in the consolidated statements of operations.

(g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Lesser of lease term or estimated useful life of between 2 and 5 years
Office equipment	5 years
Furniture	5 years
Vehicles	5 years

(h)	Acquired intangible assets

Acquired intangible assets consist primarily of trademarks, and computer software carried at cost less accumulated amortization. Amortization for trademarks and computer software is computed using the straight-line method over the license period of 5 years.

(i)	Asset Retirement Obligations

The Group records an asset retirement obligation when it has a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The Group’s asset retirement obligations are primarily associated with leasehold improvements for which, at the end of a lease, the Group is contractually obligated to remove in order to comply with the lease agreement. The Group recognizes asset retirement obligations at the inception of a lease with such conditions, if a reasonable estimate of fair value can be made. The Group’s asset retirement obligation was immaterial for all periods presented.

(j)	Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment equal to the difference between the carrying amount and fair value of these assets. The Group did not record any impairments during the period presented.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Franchise

The Group enters into franchise agreements with unaffiliated franchisees to operate under the Group’s brand names. Under these agreements, the Group charges its franchisees nominal upfront fees for the use of the Group’s information system, which is amortized ratably over the franchise agreement period. Further, key aspects of the agreements provide that (i) the Group is required to approve the location of the franchisee stores, (ii) the franchisee stores may only sell to end customers and may not make bulk sales or internet sales, (iii) the Group will provide training of the store supervisor, as appointed by the franchisee, and store personnel, (iv) the Group will provide fashion trend updates and training on new products and (v) the franchisee will bear the cost of items (iii) and (iv). The Group is not involved in the daily operations nor does it participate in the decision making process of the franchisees.

The Company offers discounts to all of the franchisees at fixed percentage of retail price of the merchandise sold, and requires all of the franchisees to make full payment prior to the delivery of products.

(l)	Revenue recognition

The Group recognizes revenue from the sale of apparel and accessories, home products, healthcare products and other merchandise through its online platform, including its customer service centers and Internet website, and from the sale of merchandise through its stores. The Group recognizes revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

The Group utilizes delivery service providers when sales are made through its online platform. The Group accepts credit card and debit card payments or cash-on-delivery (“COD”) for products ordered through its website and customer service center. Credit and debit card receivables as of December 31, 2008 and 2009 are immaterial. The Group normally collects credit and debit card receivables within three to four days after the sale. Credit and debit card processing fees are recorded in selling, general and administrative expenses and were immaterial for all periods presented. For COD sales, the delivery service providers are responsible for collecting payment from the customer at the point of delivery. The Group estimates and defers revenue and the related product costs for shipments that are in-transit to the customer. Revenue is recognized at the time the customer receives the product which is typically within a few days of shipment. Amounts collected by delivery service providers but not remitted to the Group are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery are classified as advances from customers. The Company pays a fee to the delivery service provider and records such fee in cost of goods sold.

The Group recognizes revenue from its own retail stores at the point of sale.

The Group allows customers from its online platform and own retail stores to return product within 10 to 30 days of the sale, depending on the nature of the customer. The Group estimates sales returns for such sales based on its own historical return experience.

The Group recognizes revenues from sales to franchisees upon sale to the ultimate customer when products are held by the franchisee on a consignment basis as the consignment agreements allows the franchisee to return 100% of unsold merchandise at any given point of time. Consignment sales are recorded net of the amount retained by the franchisee, which is calculated based on a fixed percentage of the retail price of the merchandise sold. Sales to franchisees on a non-consignment basis are recognized as revenue upon delivery.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Revenue recognition (Continued)

Other franchisees are permitted to return product within certain windows of time, generally based upon the seasons of the year, limited to 10% of the specific order placed. The Group defers the full 10% of the sales price subject to return and recognizes revenue only when the right of return expires given the Group’s limited operating history under these franchising arrangements.

(m)	Shipping and handling costs

Revenues include fees charged to customers for shipping and handling. Shipping and handling costs incurred for sale of products and recognized as cost of goods sold was $4,412,422, $7,116,577 and $10,027,266 for the years ended December 31, 2007, 2008 and 2009, respectively.

(n)	Discount coupons and membership points

The Group voluntarily provides discount coupons as sales incentives to selected customers. These coupons can only be utilized in conjunction with a subsequent purchase and are recorded as a reduction of revenues at the time of use.

The Group has established a customer loyalty program wherein a customer earns 10 points for each Renminbi (“RMB”) spent. The Group regularly prices certain of its products at a combination of price plus points, the combination of which is solely at the Group’s discretion. Points can only be redeemed in connection with a subsequent purchase and only to the extent the points earned in a current transaction are less than the number of points required to acquire the product(s) in such transaction. Such instances have represented a minor portion of the Group’s sales transactions for all periods presented. Further, the points have no defined monetary value which would permit a customer to obtain a calculated discount per point or any form of free product. The Group accrues a liability for the estimated value of the points earned and expected to be redeemed. During the years ended December 31, 2007, 2008 and 2009, the Group recorded expense under its customer loyalty program of $27,299, $251,672, and $66,658, respectively.

(o)	Expense classification

The following table illustrates the primary costs classified in each major expense category:

Cost of Goods Sold	Selling, General and Administrative Expenses
• Cost of merchandise sold; • Merchandise inventory write-down and shortage; and • Customer shipping and handling costs.

•   Payroll, bonus and benefit costs for retail and corporate associates;

•   Occupancy costs for retail, distribution center and corporate facilities;

•   Sample development costs

•   Advertising and marketing costs;

•   Freight expenses associated with moving merchandise from the distribution center to the Company’s retail stores; and

•   Legal, finance, information systems and other corporate overhead costs.

Purchasing, receiving and warehousing costs included in selling, general and administrative expenses were $2,495,949, $3,127,021, and $7,407,601 for the years ended December 31, 2007, 2008 and 2009, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Advertising expenses

The Group expenses advertising costs as incurred. Total advertising expense was $8,695,761, $15,557,699 and $20,834,714 for the years ended December 31, 2007, 2008 and 2009, respectively.

(q)	Store pre-opening costs

Non-capital expenditures, such as rent, advertising and payroll costs incurred prior to the opening of a new store are charged to expense in the period they are incurred. Such costs were immaterial for the years ended December 31, 2007, 2008 and 2009.

(r)	Foreign currency translation

The functional currency of the Company, eMecoxLane and Clarence are the United States dollar (“US dollar”). The functional currency of all the other subsidiaries and the variable interest entities is the RMB. Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

The financial statements of the subsidiaries and the variable interest entities have been translated into US dollars for the purposes of consolidation. Assets and liabilities are translated into US dollar based on the rates of exchange existing on the balance sheet date. Equity accounts are translated at historical exchange rates. Their statements of operations are translated using a weighted average rate for the period. Translation adjustments have been reported as a separate component of other comprehensive income.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents denominated in RMB amounted to $9,733,665 and $18,463,655 at December 31, 2008 and 2009, respectively.

(s)	Income taxes

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable for the differences that are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)	Value added taxes

The Company’s PRC subsidiaries are subject to value added tax at a rate of 17% on proceeds received from customers, and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods that have generated the gross sales proceeds. The VAT balance is recorded either in other current liabilities or other current receivables on the face of consolidated balance sheets.

(u)	Comprehensive income

Comprehensive income includes all changes in equity from transactions and other events and circumstances from non-owner sources. Comprehensive income includes net income and foreign currency translation adjustments.

(v)	Concentration credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and advances to suppliers. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise amounts receivable from product delivery service providers. These amounts are collected from customers by the service providers when products are delivered. The Group conducts a credit evaluation of these service providers and generally requires a small amount of security deposit. With respect to advances to product suppliers, the Group performs on-going credit evaluations of the financial condition of its suppliers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

(w)	Fair value of financial instruments

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)	Fair value of financial instruments (Continued)

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The Group did not have any material financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2009. The carrying values of financial instruments, which consist of cash, restricted cash, accounts receivable, short-term investments, accounts payable, and short-term debt, are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

(x)	Share-based compensation

The Group’s share-based payment transactions are measured based on the grant-date fair value of the award. The fair value of the award, net of estimated forfeitures, is recognized as compensation expense over the period during which the recipient is required to provide services in exchange for the award, which is generally the vesting period.

(y)	Operating leases

Minimum rental expenses are recognized ratably over the lease term. The Group begins recognizing rental expense upon taking possession of the property, which generally includes a construction period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, the Group recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and the amounts payable under the lease as a short-term or long-term deferred rent liability. The Group also receives lease incentives upon entering into certain store leases which are recorded on a straight-line basis as a reduction to rent expense over the term of the lease.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of sales that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

(z)	Earnings per share

The Company’s Series B, C and D convertible non-redeemable preference shares contain provisions that do not permit payment of dividends to ordinary shareholders without first paying an undefined dividend to the preferred shareholders. The Group has computed basic earnings per share using the two-class method assuming (i) the preference shares are participating securities and (ii) the preferred shareholders would require a dividend that is at least equal to what they would receive on an as-if converted basis. Diluted earnings per share is computed using the more dilutive of the two-class method or the if-converted method.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa)	Recently issued accounting standards

In June 2009, the FASB issued ASC 810-10, “Consolidation—Overall” (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Group’s fiscal year beginning January 1, 2010. The Group does not believe the adoption of ASC 810-10 would have any significant impact on its consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures—Overall”, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. The Group does not believe the application of this ASU would have an impact on its consolidated financial statements starting from January 1, 2010.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)—Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, Revenue Arrangements with Multiple Deliverables). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group does not believe this ASU will have an impact on its consolidated financial statements.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa)	Recently issued accounting standards (Continued)

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which amends the ASC for the issuance of FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R),” issued by the FASB in June 2009. The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Group does not believe the adoption of this ASU would have an impact on its consolidated financial statements starting from January 1, 2010.

In January 2010, the FASB issued ASU 2010-05, “Compensation—Stock Compensation (Topic 718)—Escrowed Share Arrangements and the Presumption of Compensation (previously EITF Topic D-110, “Escrowed Share Arrangements and the Presumption of Compensation”). This ASU provides the SEC Staff’s views on overcoming the presumption that for certain shareholders escrowed share arrangements represent compensation. The SEC Staff believes that an escrowed share arrangement in which the shares are automatically forfeited if employment terminates is compensation, consistent with the principle articulated in ASC 805, “Business Combinations”. The Group does not believe this ASU has an impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements”. The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group does not believe the adoption of this ASU would have an impact on its consolidated financial statements.

3.	SHORT-TERM INVESTMENT

The Company held a structured time deposit, categorized as a held-to-maturity short-term investment on December 31, 2008 and 2009. As of December 31, 2009, the deposit has accumulated interest receivable of $35,148 and matures on April 26, 2010.

The interest rate on the December 31, 2009 structured time deposit has a fixed component of 1.98% plus a variable component of up to an additional 1.02%, which is dependent upon the number of days during the interest period the three-month London Interbank Offered Rate (“LIBOR”) is within a specified range.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

4.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2008	2009
	$	$
Leasehold improvements	5,249,300	9,964,877
Office equipment	2,510,419	3,308,846
Furniture	856,837	1,132,849
Vehicles	327,918	451,318

	8,944,474	14,857,890
Less: accumulated depreciation	(4,689,724)	(8,196,198)

	4,254,750	6,661,692

Depreciation expense was $512,735, $ 1,358,761 and $3,446,049 for the years ended December 31, 2007, 2008 and 2009, respectively.

5.	INTANGIBLE ASSETS, NET

	As of December 31,
	2008	2009
	$	$
Trademarks	—	25,000
Software	1,728,675	2,151,704
Less: accumulated amortization	(1,110,266)	(1,293,751)

	618,409	882,953

Amortization expense was $46,312, $95,255 and $152,449 for the years ended December 31, 2007, 2008 and 2009, respectively. The estimated amortization expense is $240,735, $235,477, $189,507, $130,485 and $61,749 for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

6.	ACCRUED EXPENSES

	As of December 31,
	2008	2009
	$	$
Accrued advertising expense	1,412,353	3,226,490
Accrued shipping and handling costs	801,629	1,300,835
Accrued payroll	509,235	1,515,468
Others	887,622	1,737,139

	3,610,839	7,779,932

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

7.	CONVERTIBLE NON-REDEEMABLE PREFERENCE SHARES

The Company issued the following convertible non-redeemable preference shares (collectively, the “Preference Shares”):

Date	Series	Price/Share	Gross proceeds
December 1999	B	$3.17	$27,086,226
	C	$1.82	$2,250,000
March 2000	C-1	$4.89	$1,000,000
	D	$5.77	$10,000,000

The Preference Shares were initially entitled to a liquidation preference, payable upon a deemed liquidation event, equivalent to the initial purchase price. A deemed liquidation event includes the consolidation or the merger of the Group into or with another company in which there is a change in control, and the sale, lease, transfer or other disposition of all or substantially all of the assets of the Group. The Preference Shares were also convertible, at the option of the holder, into ordinary shares at a conversion rate equal to the initial purchase price per share.

In April, 2006, a restructuring occurred wherein the Preferred Shareholders received 150,000,000 ordinary shares in exchange for a $15 million reduction in the aggregate liquidation preference. As a result, the Preference Shares have a liquidation preference equivalent to approximately 62.8% of their initial purchase price, respectively. Further, the conversion price was reduced for the Series B, Series C, Series C-1 and Series D shares to $0.30, $0.17, $0.46 and $0.55, respectively.

The Preference Shares are entitled to dividends declared at the discretion of the directors of the Group. In addition, the Preference Shares contain provisions that do not permit payment of dividends to ordinary shareholders without first paying an undefined dividend to the Preferred Shareholders.

The Group considers the deemed liquidation event provisions to be an in-substance contingent redemption features. As such, the Preference Shares have been classified as mezzanine equity as redemption is considered to be outside of the control of the Group and have been recorded at liquidation value.

8.	REDEEMABLE NONCONTROLLING INTEREST

The noncontrolling interests in Rampage Cayman contains contingent put options that give the holder the right to redeem the noncontrolling interests upon the occurrence of future events, such as a change of control in the Group, the Group’s successful initial public offering and certain performance targets for which the redemption amount is determined at the time of exercise of the put options. As of December 31, 2009, the carrying value of such noncontrolling interest is insignificant and the Group assessed that the redemption of the noncontrolling interest is not probable. As such, the Group has not accreted the carrying value of the noncontrolling interest to its redemption value.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

9.	SHARE-BASED COMPENSATION

2006 Stock Option Plan

In December 2006, the Board of Directors of the Group approved the 2006 Incentive Stock Option Plan (the “2006 Plan”). Options under the 2006 Plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors. The vesting period of the options vary from nil to four years from the date of grant. The Board of Directors authorized a total of 63,456,083 ordinary shares for issuance under the 2006 Plan. As of December 31, 2009, no options to purchase ordinary shares were available for future grant, and options to purchase 19,240,253 ordinary shares were outstanding.

2008 Stock Option Plan

In January 2008, the Board of Directors of the Group approved the 2008 Stock Option Plan (the “2008 Plan”). Options under the 2008 Plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors. The Board of directors authorized a total of 57,370,401 of ordinary shares for issuance under the 2008 Plan, all of which are outstanding as of December 31, 2009.

In April 2008, an employee of the Group, who has since resigned, exercised 3,849,261 options. The exercise price of $556,988 was financed by the Group utilizing a non-recourse note. The note does not bear interest and is payable upon an initial public offering of the Group. The Group accounted for the option exercise as a modification of the award with immaterial incremental fair value. The Group will continue to account for the issued shares as options until the note is repaid.

The fair value of each option and share grant are estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period of the options. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the yield of the Chinese Sovereign Bond denominated in US dollar.

	2008	2009
Average risk-free rate of return	4.28%	2.04% – 2.84%
Expected term	5.88 years	5.88 years
Volatility rate	47%	56.99% – 59.54%
Expected dividend yield	—	—

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

9.	SHARE-BASED COMPENSATION (Continued)

2008 Stock Option Plan (Continued)

A summary of the stock option activity is as follows:

	Shares	Weighted- average exercise price	Weighted- average remaining contractual life	Aggregate intrinsic value
Options outstanding at January 1, 2009	38,599,261	$0.27
Granted	45,910,654	$0.24
Forfeited	(4,050,000)	$0.24
Exercised	—

Options outstanding at December 31, 2009	80,459,915	$0.25	8.7 years	21,906,984

Options vested or expected to vest	76,629,742	$0.25	8.7 years	20,884,777

Options exercisable	22,924,621	$0.27	8.0 years	6,040,856

The weighted average grant date fair value of options granted during the years ended December 31, 2008 and 2009 was $0.15 and $0.13, respectively. There were no options granted during the year ended December 31, 2007.

For the years ended December 31, 2007, 2008 and 2009, the Group recorded share-based compensation expense of $301,754, $1,686,000 and $2,640,945, respectively. As of December 31, 2009, there was $5,544,548 of total unrecognized compensation cost related to non-vested share-based compensation awards, which is expected to be recognized over a weighted-average period of 1.94 years.

The total intrinsic value of options exercised for the years ended December 31, 2007, 2008 and 2009 was $10,926,551, $858,243 and $nil, respectively.

The following table summarizes information regarding option grants during the year ended December 31, 2009:

Grant date	Shares	Exercise price	Fair value of ordinary shares	Aggregate Intrinsic value
February 19, 2009	26,675,037	$0.23	$0.22	$—
July 1, 2009	19,235,617	$0.26	$0.25	$—

The fair value of the underlying ordinary shares was determined by the Group using generally accepted valuation methodologies, including the discounted cash flow approach, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

10.	EMPLOYEE RETIREMENT BENEFIT

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $1,033,127, $1,773,166 and $2,806,064 for the years ended December 31, 2007, 2008 and 2009, respectively.

11.	DISTRIBUTION OF PROFIT

Pursuant to laws applicable to entities incorporated in the PRC, the PRC subsidiaries are prohibited from distributing their statutory capital and are required to appropriate from PRC GAAP profit after tax to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation at 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the appropriation to the other fund are at the discretion of the subsidiaries.

The general reserve is used to offset future extraordinary losses. A subsidiary may, upon a resolution passed by the shareholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiary. The enterprise expansion reserve is for the expansion of the subsidiary’s operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law, and are not distributable as cash dividends to the Group.

Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. The restricted amount was $729,216 as of December 31, 2009.

12.	INCOME TAX EXPENSE

Income tax expense is comprised of:

	2007	2008	2009
	$	$	$
Current tax	779,201	1,561,868	2,807,923
Deferred tax	(384,540)	(286,716)	(885,805)

	394,661	1,275,152	1,922,118

Cayman Islands

Under the current laws of the Cayman Islands, Mecox Lane, eMecoxlane, Clarence and Rampage Cayman are not subject to tax on income or capital gains.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

12.	INCOME TAX EXPENSE (Continued)

PRC

Prior to January 1, 2008, the Company’s subsidiaries in the PRC were subject to corporate income tax (“CIT”) on the taxable income in accordance with the Corporate Income Tax Law and the Income Tax Law of the PRC applicable to Foreign Investment Enterprise (“FIE”) and Foreign Enterprises (collectively “PRC CIT Laws”). Mecox Lane Mailorder, Mai Wang Trading and Xian Ni were registered in Pudong New District, Shanghai, PRC, and were subject to a 15% tax rate pursuant to the local tax preferential arrangement. Mecox Lane Information, Mecox Lane Shopping and Wangji Marketing were subject to a statutory tax rate of 33% in accordance with the relevant PRC CIT Laws.

On March 16, 2007, the National People’s Congress of China enacted a new Corporate Income Tax Law (“New Tax Law”) which became effective on January 1, 2008. Under the New Tax Law, domestically-owned enterprises and FIEs are subject to a uniform tax rate of 25%. While the New Tax Law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, regardless of whether these are domestically-owned enterprises or FIEs.

The New Tax Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the New Tax Law and which are entitled to a preferential lower tax rate under the existing effective tax laws or regulations. The tax rate of such enterprises will transition to the uniform tax rate over a five-year transition period. Therefore, Mecox Lane Mailorder, Mai Wan Trading and Xian Ni will be subject to a preferential income tax rate of 18%, 20%, 22%, 24% and 25% for the five years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively. The other subsidiaries or VIEs are subject to the uniform tax rate of 25%, effective January 1, 2008.

Mai Wang Information was granted “qualified software company” status under the New Tax Law in March 2009 and thus enjoys 0% tax rate for 2009 and 2010 and will enjoy a 50% reduction off the tax rate from 2011 through 2013 based on the transitional rule under the New Law.

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. At December 31, 2007, 2008 and 2009, the Group had no unrecognized tax benefits. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 ($14,700) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2005 through 2009 on non-transfer pricing matters, and from 2000 through 2009 on transfer pricing matters.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

12.	INCOME TAX EXPENSE (Continued)

PRC (Continued)

The following table sets forth the effects of the tax holidays granted to Mai Wang Information for the periods presented:

	2007	2008	2009
Tax holiday effect	$—	$—	$414,959
Net income per share effect—basic	$—	$—	$0.00
Net income per share effect—diluted	$—	$—	$0.00

The principal components of deferred tax assets are as follows:

	As of December 31,
	2008	2009
	$	$
Deferred tax assets:
Net operating loss carryforwards	357,531	108,902
Allowances and reserves	41,178	90,035
Accrued expenses	637,526	1,594,975
Others	130,014	16,506

	1,166,249	1,810,418
Less: valuation allowance	347,272	105,636

Total deferred tax assets	818,977	1,704,782

Analysis as:
Current	678,705	1,586,694
Non-Current	140,272	118,088

Total deferred tax assets	818,977	1,704,782

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. The Group has considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

•	Tax planning strategies;

•	Future reversals of existing taxable temporary differences;

•	Further taxable income exclusive of reversing temporary differences and carryforwards;

As a result, the Group has recognized a valuation allowance against tax loss carry forwards of $347,272 and $105,636 at December 31, 2008 and 2009, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

12.	INCOME TAX EXPENSE (Continued)

PRC (Continued)

Reconciliation between the income tax expense computed by applying the PRC statutory corporate income tax rate to income before income taxes and the actual income tax expense is as follows:

	2007	2008	2009
	$	$	$
PRC corporate income tax	33.0%	25.0%	25.0%
Expense not deductible for tax purposes	1.3%	1.2%	0.7%
Effect of change in valuation allowance	(3.9)%	3.8%	(2.6)%
Effect of difference in reversal rate	(1.2)%	(0.6)%	0.0%
Effect of reduced tax rate	(22.0)%	(11.3)%	(5.3)%
Effect of different tax rate of group entities in other jurisdiction	1.6%	8.3%	1.5%
Others	—	—	1.7%

	8.8%	26.4%	21.0%

13.	EARNINGS PER SHARE

Basic and diluted net income attributable to the Company’s preferred and ordinary shareholders per share have been calculated in accordance with ASC 260 for the years ended December 31, 2007, 2008 and 2009 as follows:

	2007	2008	2009
Numerator:
Net income allocated to ordinary shareholders—basic	$2,349,893	$2,212,898	$4,497,616
Net income allocated to preferred shareholders	$1,761,817	$1,338,984	$2,714,605

Net income available to Mecox Lane Limited shareholders—diluted	$4,111,710	$3,551,882	$7,212,221

Denominator:
Weighted average ordinary shares—basic	165,338,144	204,866,943	205,381,732
—weighted average preference shares	123,961,260	123,961,260	123,961,260
—dilutive effect of share options	39,756,207	2,181,472	2,950,308

Weighted average ordinary shares—diluted	329,055,611	331,009,675	332,293,300

Basic earnings per ordinary share	$0.01	$0.01	$0.02

Diluted earnings per ordinary share	$0.01	$0.01	$0.02

For the years ended December 31, 2007, 2008, and 2009, the Group had nil, 34,750,000, and 32,700,000 of share options which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

14.	SEGMENT REPORTING

The Group has three major product distribution channels, online platform, company-owned stores and franchised stores, which constitute three operating segments. The Group’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results of these three channels to make decisions about allocating resources and assessing performance for the entire Group. Hence, the Group operates and manages its business in three reportable segments. The Group does not allocate expenses below segment gross profit since these three channels share the same executive team, logistics center, occupancy expenses, marketing department, information technology infrastructures, human resources & finance department.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

14.	SEGMENT REPORTING (Continued)

Net revenues, cost of goods sold and gross profit attributable to the different segments are as follows:

	Online platform	Company- owned Stores	Franchised Stores	Total
	$	$	$	$
2007
Revenues	56,568,499	4,785,223	5,282	61,359,004
Cost of goods sold	31,438,471	2,007,228	3,714	33,449,413

Gross profit	25,130,028	2,777,995	1,568	27,909,591

Selling, general and administrative expenses				23,123,996
Depreciation and amortization				559,047
Other income, net				(176,812)

Income from operations				4,403,360
Interest income				103,011

Income before income taxes				4,506,371

2008
Revenues	92,437,931	13,914,859	1,174,284	107,527,074
Cost of goods sold	51,610,434	6,172,387	696,177	58,478,998

Gross profit	40,827,497	7,742,472	478,107	49,048,076

Selling, general and administrative expenses				43,299,922
Depreciation and amortization				1,454,016
Other income, net				(23,431)

Income from operations				4,317,569
Interest income				509,465

Income before income taxes				4,827,034

2009
Revenues	129,362,292	37,387,809	10,939,090	177,689,191
Cost of goods sold	74,490,208	16,055,383	6,511,990	97,057,581

Gross Profit	54,872,084	21,332,426	4,427,100	80,631,610

Selling, general and administrative expenses				68,504,581
Depreciation and amortization				3,598,498
Other income, net				(254,312)

Income from operations				8,782,843
Interest income				351,496

Income before income taxes				9,134,339

(1)	Segment cost of goods sold and gross profit reviewed by the chief operating decision maker excludes depreciation and amortization.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

14.	SEGMENT REPORTING (Continued)

The Group’s net revenues are all generated from customers in the PRC. Accordingly, no geographical segments are presented. Net revenues by each group of similar products are as follows:

	For the years ended December 31,
	2007	2008	2009
	$	$	$
Apparel and accessories	35,754,705	67,028,864	123,177,956
Home products	11,344,963	16,506,329	22,283,865
Healthcare products	13,217,917	20,266,984	24,665,629
Others	1,041,419	3,724,897	7,561,741

Total net revenues	61,359,004	107,527,074	177,689,191

The Group’s revenues and cost of goods sold related to its sales to franchisees are as follows:

	For the years ended December 31,
	2007	2008	2009
	$	$	$
Revenue	5,282	1,174,284	10,939,090
Cost of goods sold (excluding depreciation and amortization)	3,714	696,177	6,511,990

Gross profit	1,568	478,107	4,427,100

The Group operates in PRC and substantially all of the Group’s long-lived assets are located in the PRC.

The Group’s CODM does not review asset information by reportable segment.

15.	RELATED PARTY TRANSACTIONS

For the years ended December 31, 2007, 2008 and 2009, the Group recorded advertising expense of $nil, $nil, and $182,986, respectively, for services received from Allyes Information Technology Ltd. (“Allyes”), an affiliate of which Neil Shen, the Group’s chairman of the board is a director. The amount due to Allyes was $nil, $nil, and $175,741 as of December 31, 2007, 2008, and 2009, respectively.

In April 2008, the Group granted a loan of $556,988 to HiVentures Holdings Co., Ltd., a British Virgin Islands company controlled by Mr. Shiqin Zhao, former chief financial officer of the Group, in connection with the exercise of options by Mr. Zhao. The loan is due eight business days after the first day following an initial public offering on which the disposition of his shares on the public securities market is not subject to a regulatory or contractual restriction.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except number of shares)

16.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group has operating lease agreements for company-owned stores, warehouses and offices. Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2009 are as follows:

Years ending:	$
2010	8,386,144
2011	3,675,176
2012	1,651,146
2013	1,069,362
2014	232,620

15,014,448

The Group is obligated to pay additional rentals that are contingent on the sales of certain of its retail stores. Such rentals are expensed as incurred and have not been included above as such amounts cannot be determined until the contingencies have been resolved. Rental expenses were $1,598,245, $4,198,749 and $9,671,288 for the years ended December 31, 2007, 2008 and 2009, respectively, of which $278,702, $771,122 and $1,620,845 were contingent rentals, respectively.

Capital commitment

As of December 31, 2009, the Group had contracted for capital expenditures of $586,129. Such amounts are expected to be incurred during the year ended December 31, 2010.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on its business or financial condition.

Additional Information—Financial Statement Schedule 1

MECOX LANE LIMITED

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America

Financial Information of Parent Company

BALANCE SHEETS

(In U.S. Dollars except share data)

	December 31,
	2008	2009
	$	$
Assets
Cash and cash equivalents	197,758	189,939
Amounts due from subsidiaries and affiliates	—	4,022,959
Investments in subsidiaries and affiliates	15,136,846	21,193,897

Total assets	15,334,604	25,406,795

Liabilities mezzanine equity and shareholders’ equity (deficits)
Current liabilities:
Accrued expenses and other current liabilities	20,640	219,676

Mezzanine equity:
Non-Redeemable Preference Share
Series B preference shares ($0.0001 par value; 8,600,000 shares authorized; 8,551,400 shares issued and outstanding as of 2008 and 2009, liquidation value $18,476,503)	18,476,503	18,476,503
Series C preference shares ($0.0001 par value; 1450,000 shares authorized; 1,441,024 shares issued and outstanding as of 2008 and 2009, liquidation value $3,113,535)	3,113,535	3,113,535
Series D preference shares ($0.0001 par value; 1,750,000 shares authorized; 1,733,832 shares issued and outstanding as of 2008 and 2009, liquidation value $3,746,188)	3,764,188	3,764,188

Shareholders’ equity (deficit)
Ordinary shares ($0.0001 par value; 390,000,000 shares authorized 209,230,993 shares issued and outstanding as of 2008 and 2009)	20,923	20,923
Additional paid-in capital	26,475,224	29,116,169
Accumulated deficit	(37,866,303)	(30,654,082)
Accumulated other comprehensive income	1,329,894	1,349,883

Total Mecox Lane Limited equity (deficit)	(10,040,262)	(167,107)

Total liabilities, mezzanine equity and shareholders’ equity	15,334,604	25,406,795

Financial Information of Parent Company

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. Dollars)

	2007	2008	2009
	$	$	$
Operating income (expense):
Royalty income from affiliates	—	—	5,428,013
General and administrative expense	738,851	2,058,893	4,252,893

Operating income (loss)	(738,851)	(2,058,893)	1,175,120
Interest income	6,492	83	39
Equity in earnings of equity method investees	4,844,069	5,610,692	6,037,062

Net income	4,111,710	3,551,882	7,212,221

Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. Dollars)

	2007	2008	2009
	$	$	$
Cash flows from operating activities:
Net income	4,111,710	3,551,882	7,212,221
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Share-based compensation	301,754	1,686,000	2,640,945
Equity in earnings of subsidiaries	(4,844,069)	(5,610,692)	(6,037,062)
Changes in operating assets and liabilities:
Amount due from subsidiaries and affiliates	(324,686)	—	(4,022,959)
Accrued expenses and other current liabilities	1,102,965	(374,835)	199,036

Net cash provided (used) by operating activities	347,674	(747,645)	(7,819)

Cash flows from investing activities:
Investment in subsidiaries and affiliates	—	(200,000)	—

Net cash used in investing activities	—	(200,000)	—

Cash flows from financing activities
Proceeds from exercise of stock options	676,835	32,012	—

Net cash provided by financing activities	676,835	32,012	—

Net increase (decrease) in cash and cash equivalents	1,024,509	(915,633)	(7,819)
Cash and cash equivalents at beginning of year	88,882	1,113,391	197,758

Cash and cash equivalents at end of year	1,113,391	197,758	189,939

Supplemental Disclosure of Non-cash investing activity:
Waiver of amount due from subsidiaries and affiliates	324,686	—	—

NOTE TO SCHEDULE 1

1)	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e) (3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2009, $729,216 was not available for distribution and, as such, the condensed financial information of the Company has been presented for the period ended December 31, 2009.

2)	Royalty income from affiliates represents fees from equity method investees which are eliminated in the Group’s consolidated financial statements.

MECOX LANE LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 AND JUNE 30, 2010

(In U.S. dollars, except number of shares)

(unaudited)

	December 31, 2009	June 30, 2010
	$	$
ASSETS
Current assets:
Cash and cash equivalents	18,757,853	24,918,375
Short-term investments	7,322,363	—
Accounts receivable, net of allowances of $101,878 and $101,878 as of December 31, 2009 and June 30, 2010, respectively	1,925,924	1,843,042
Other receivables	4,118,038	4,572,334
Advances to suppliers and prepaid expenses	1,585,946	1,241,946
Merchandise inventories	19,237,919	27,324,038
Deferred tax assets—current portion	1,586,694	1,586,694

Total current assets	54,534,737	61,486,429
Property and equipment, net	6,661,692	8,256,334
Intangible asset, net	882,953	1,265,155
Deferred tax assets—long term portion	118,088	118,088
Other non-current assets	870,813	585,696

TOTAL ASSETS	63,068,283	71,711,702

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of 7,136,127 as of June 30, 2010)	19,533,202	26,067,893
Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of 2,299,174 as of June 30, 2010)	5,146,785	6,198,207
Amount due to related parties (including amount due to related parties of the consolidated VIEs without recourse to Mecox Lane Limited of 194,100 as of June 30, 2010)	175,741	194,100
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of 3,225,505 as of June 30, 2010)	7,779,932	6,168,920
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of 2,712,493 as of June 30, 2010)	3,200,162	3,418,013
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of 26,191 as of June 30, 2010)	1,920,342	375,539

Total current liabilities	37,756,164	42,422,672

Commitments and contingencies (Note 13)

Mezzanine equity:
Convertible non-redeemable preference shares
Series B preference shares ($0.0001 par value; 8,600,000 shares authorized; 8,551,400 shares issued and outstanding as of December 31, 2009 and June 30, 2010; liquidation value $18,476,503)	18,476,503	18,476,503
Series C preference shares ($0.0001 par value; 1,450,000 shares authorized; 1,441,024 shares issued and outstanding as of December 31, 2009 and June 30, 2010; liquidation value $3,113,535)	3,113,535	3,113,535
Series D preference shares ($0.0001 par value; 1,750,000 shares authorized; 1,733,832 shares issued and outstanding as of December 31, 2009 and June 30, 2010; liquidation value $3,746,188)	3,764,188	3,764,188
Redeemable noncontrolling interests	25,000	25,000

Equity (deficit):
Ordinary shares ($0.0001 par value; 390,000,000 shares authorized, 209,230,993 shares issued and outstanding as of June 30, 2010)	20,923	20,923
Additional paid-in capital	29,116,169	30,761,403
Accumulated deficit	(30,654,082)	(28,126,875)
Accumulated other comprehensive income	1,349,883	1,154,353

Total Mecox Lane Limited equity	(167,107)	3,809,804
Noncontrolling interests	100,000	100,000

Total equity	(67,107)	3,909,804

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	63,068,283	71,711,702

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MECOX LANE LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In U.S. dollars, except for share data)

(unaudited)

	Six-month Periods Ended June 30
	2009	2010
	$	$
Net revenues	76,308,081	108,033,669
Cost of goods sold (excluding depreciation and amortization)	41,240,061	60,349,032
Operating expenses:
Selling, general and administrative expenses	28,549,879	42,580,146
Depreciation and amortization	1,570,432	2,312,774
Other income, net	(40,314)	(159,336)

Total operating expenses	30,079,997	44,733,584

Income from operations	4,988,023	2,951,053
Interest income	148,063	138,442

Income before income taxes	5,136,086	3,089,495
Income tax expense	1,078,577	562,288

Net income	4,057,509	2,527,207

Earnings per ordinary share:
Basic	$0.01	$0.01
Diluted	$0.01	$0.01
Weighted average ordinary shares used in per share calculation
Basic	205,381,732	205,381,732
Diluted	331,049,991	361,337,123

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MECOX LANE LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

AND COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In U.S. dollars, except number of shares)

(unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Noncontrolling interests	Total	Comprehensive income
	Number	$	$	$	$	$	$	$
Balance at January 1, 2009	209,230,993	20,923	26,475,224	(37,866,303)	1,329,894	100,000	(9,940,262)
Net income	—	—	—	4,057,509	—	—	4,057,509	4,057,509
Share-based compensation	—	—	1,070,370	—	—	—	1,070,370
Foreign currency translation adjustments	—	—	—	—	(14,734)	—	(14,734)	(14,734)

Balance at June 30, 2009	209,230,993	20,923	27,545,594	(33,808,794)	1,315,160	100,000	(4,827,117)	4,042,775

Balance at January 1, 2010	209,230,993	20,923	29,116,169	(30,654,082)	1,349,883	100,000	(67,107)
Net income	—	—	—	2,527,207	—	—	2,527,207	2,527,207
Share-based compensation	—	—	1,645,234	—	—	—	1,645,234
Foreign currency translation adjustments	—	—	—	—	(195,530)	—	(195,530)	(195,530)

Balance at June 30, 2010	209,230,993	20,923	30,761,403	(28,126,875)	1,154,353	100,000	3,909,804	2,331,677

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MECOX LANE LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In U.S. dollars)

(unaudited)

	Six-month Periods Ended June 30
	2009	2010
	$	$
Cash flows from operating activities:
Net income	4,057,509	2,527,207

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,070,370	1,645,234
Bad debt expense	—	178,675
Depreciation and amortization	1,570,432	2,312,774
Loss on disposal of property and equipment	43,608	163,439
Changes in operating assets and liabilities:
Accounts receivable	(523,877)	92,990
Other receivables	(747,056)	(429,453)
Advances to suppliers and prepaid expenses	22,837	350,914
Merchandise inventories	(4,095,239)	(8,118,241)
Other non-current assets	25,756	288,421
Accounts payable	4,962,942	6,394,456
Advances from customers	532,326	1,017,900
Accrued expenses	1,501,357	(1,609,389)
Income tax payable	(1,073,374)	(1,564,280)
Other current liabilities	(1,730,347)	199,237

Net cash provided by operating activities	5,617,244	3,449,884

Cash flows from investing activities:
Purchase of property and equipment	(3,030,784)	(3,756,494)
Purchase of intangible assets	(88,058)	(529,997)
Proceeds from sale of property and equipment	—	—
Sales of short-term investments	—	7,322,363

Net cash (used in) provided by investing activities	(3,118,842)	3,035,872

Cash flows from financing activities	—	—

Effect of exchange rate changes	10,118	(325,234)
Net increase (decrease) in cash and cash equivalents	2,508,520	6,160,522
Cash and cash equivalents at beginning of year	10,136,213	18,757,853

Cash and cash equivalents at end of year	12,644,733	24,918,375

Supplemental disclosure of cash flow information
Income taxes paid	2,105,653	3,268,588

Supplemental disclosure of non-cash information
Purchase of property and equipment included in accounts payable	183,301	418,646

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MECOX LANE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In U.S. dollars, except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Mecox Lane Limited (“the “Company”) was incorporated in the Cayman Islands on May 28, 1996. The Company and its subsidiaries (the “Group”) is engaged in the design and sale of apparel, accessories, lifestyle and healthcare products through its online and store-based channels.

As of June 30, 2010, the Company’s consolidated subsidiaries and variable interest entities consist of the following:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities
Shanghai Mecox Lane International Mailorder Co., Ltd. (“Mecox Lane Mailorder”)	January 8, 1996	China	100%	Telephonic sales of garments, accessories and other products

Clarence Consultants Limited (“Clarence”)	March 30, 1998	Cayman Islands	100%	Investment holding

eMecoxLane Co., Ltd. (“eMecoxLane”)	December 13, 2000	Cayman Islands	100%	Investment holding

Mai Wang Information Technology (Shanghai) Co., Ltd. (“Mai Wang Information”)	September 8, 2008	China	100%	Software development and information technology support

Mai Wang Trading (Shanghai) Co., Ltd. (“Mai Wang Trading”)	April 5, 2000	China	100%	Wholesale of garments

Shanghai Xian Ni Garment Co., Ltd. (“Xian Ni”)	December 27, 1993	China	96.7%	Investment holding

Rampage China Limited (“Rampage Cayman”)	February 18, 2009	Cayman Islands	80%	Investment holding

Rampage China (Hong Kong) Limited	March 30, 2009	Hong Kong	80%	Investment holding

Rampage Trading (Shanghai) Co., Ltd.	May 14, 2010	China	80%	Wholesale of garments

Shanghai Mecox Lane Information Technology Co., Ltd. (“MecoxLane Information”)	August 6, 2002	China	Variable interest entity	Online sales and maintenance of Company website

Shanghai Mecox Lane Shopping Co., Ltd (“Mecox Lane Shopping”)	July 19, 2005	China	Variable interest entity	Sale of garments and office accessories

Shanghai Wangji Marketing Services Co., Ltd. (“Wangji Marketing”)	September 14, 2006	China	Variable interest entity	Marketing activities

Shanghai Rampage Shopping Co., Ltd. (“Rampage Shopping”)	November 24, 2008	China	Variable interest entity	Retail of apparels and accessories

MECOX LANE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In U.S. dollars, except number of shares)

2.	BASIS OF PRESENTATION

The Group is responsible for the unaudited condensed consolidated financial statements included in this document, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operating results. The Group prepared these statements following the requirements of the U.S. Securities and Exchange Commission (the “SEC”) for interim reporting. As permitted under those rules, the Group condensed or omitted certain footnotes or other financial information that are normally required by GAAP for annual financial statements. These statements should be read in combination with the audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009.

The unaudited condensed consolidated financial statements include the financial statements of Mecox Lane Limited and its subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these interim unaudited condensed consolidated financial statements may not be the same as those for the full year.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

As of June 30, 2010, total assets and liabilities of the Company’s consolidated VIEs are as follows:

June 30, 2010
$
Cash and cash equivalents	5,027,913
Accounts receivable—net	793,133
Inventory	3,698,790
Other receivables	4,352,292
Property and equipment—net	3,801,213
Other non-current assets	1,364,587

Total Assets	19,037,928

Accounts payable	7,136,127
Advances from customers	2,299,174
Amount due to related parties	194,100
Accrued expenses	3,225,505
Other current liabilities	2,712,493
Income taxes payable	26,191

Total Liabilities	15,593,590

MECOX LANE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 and 2010

(In U.S. dollars, except number of shares)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Shipping and handling costs

Revenues include fees charged to customers for shipping and handling. Shipping and handling costs incurred for sale of products and recognized as cost of goods sold was $4,555,109 and $6,249,308 for the six-month periods ended June 30, 2009 and 2010, respectively.

(c)	Advertising expenses

The Group expenses advertising costs as incurred. Total advertising expense was $8,743,090 and $13,030,211 for the six-month periods ended June 30, 2009 and 2010, respectively.

(d)	Recently issued accounting pronouncement

In April 2010, the FASB issued ASU 2010-13, “Compensation—Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. The Group does not believe the adoption of the ASU would have a material impact on its consolidated financial statements.

4.	PROPERTY AND EQUIPMENT, NET

	December 31, 2009	June 30, 2010
	$	$
Leasehold improvements	9,964,877	11,245,010
Office equipment	3,308,846	4,243,694
Furniture	1,132,849	1,869,656
Vehicles	451,318	508,204

Less: accumulated depreciation	(8,196,198)	(9,610,230)

	6,661,692	8,256,334

Depreciation expense was $1,500,358 and $2,164,979 for the six-month periods ended June 30, 2009 and 2010, respectively.

MECOX LANE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In U.S. dollars, except number of shares)

5.	INTANGIBLE ASSETS, NET

	December 31, 2009	June 30, 2010
	$	$
Trademarks	25,000	25,000
Software	2,151,704	2,688,314
Less: accumulated amortization	(1,293,751)	(1,448,159)

	882,953	1,265,155

Amortization expense was $70,074 and $147,795 for the six-month periods ended June 30, 2009 and 2010, respectively. The estimated amortization expense is $172,542, $343,678, $321,716, $214,424 and $187,794 for the six-month period ending December 31, 2010, and for the years ending December 31, 2011, 2012, 2013 and 2014, respectively.

6.	ACCRUED EXPENSES

	December 31, 2009	June 30, 2010
	$	$
Accrued advertising expense	3,226,490	2,511,315
Accrued shipping and handling costs	1,300,835	1,175,639
Accrued payroll	1,515,468	1,075,725
Others	1,737,139	1,406,241

	7,779,932	6,168,920

7.	REDEEMABLE NONCONTROLLING INTEREST

The noncontrolling interests in Rampage Cayman contains contingent put options that give the holder the right to redeem the noncontrolling interests upon occurrence of future events such as a change of control in the Group, the Group’s successful initial public offering and certain performance targets for which the redemption amount is determined at the time of exercise of the put options. As of June 30, 2010, the carrying value of such noncontrolling interest is insignificant and the Group assessed that the redemption of the noncontrolling interest is not probable. As such, the Group has not accreted the carrying value of the noncontrolling interest to its redemption value.

8.	SHARE-BASED COMPENSATION

2006 Stock Option Plan

In December 2006, the Board of Directors of the Group approved the 2006 Incentive Stock Option Plan (the “2006 Plan”). Options under the 2006 Plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors. The vesting period of the options vary from nil to four years from the date of grant. The Board of Directors authorized a total of 63,456,083 ordinary shares for issuance under the 2006 Plan. As of June 30, 2010, no options to purchase ordinary shares were available for future grant, and options to purchase 19,240,253 ordinary shares were outstanding.

MECOX LANE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In U.S. dollars, except number of shares)

8.	SHARE-BASED COMPENSATION (Continued)

2008 Stock Option Plan

In January 2008, the Board of Directors of the Group approved the 2008 Stock Option Plan (the “2008 Plan”). Options under the 2008 Plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors. The Board of directors authorized a total of 57,370,401 of ordinary shares for issuance under the 2008 Plan, all of which are outstanding as of June 30, 2010.

In April 2008, an employee of the Group, who has since resigned, exercised 3,849,261 options. The exercise price of $556,988 was financed by the Group utilizing a non-recourse note. The note does not bear interest and is payable upon an initial public offering of the Group. The Group accounted for the option exercise as a modification of the award with immaterial incremental fair value. The Group will continue to account for the issued shares as options until the note is repaid.

The fair value of each option and share grant are estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period of the options. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the yield of the Chinese Sovereign Bond denominated in US dollar.

Six-month Period Ended June 30, 2009
Average risk-free rate of return	2.04%
Expected term	5.88 years
Volatility rate	56.99%
Expected dividend yield	—

A summary of the stock option activity is as follows:

	Shares	Weighted- average exercise price	Weighted- average remaining contractual life	Aggregate intrinsic value
Options outstanding at January 1, 2010	80,459,915	$0.25

Options outstanding at June 30, 2010	80,459,915	$0.25	8.3 years	23,896,702

Options vested or expected to vest	76,629,742	$0.25	8.3 years	22,759,033

Options exercisable	45,067,399	$0.26	7.5 years	12,934,344

The weighted average grant date fair value of options granted during the six-month period ended June 30, 2009 was $0.12. There were no options granted during the six-month period ended June 30, 2010.

For the six-month periods ended June 30, 2009 and 2010, the Group recorded share-based compensation expense of $1,070,370 and $1,645,234, respectively. As of June 30, 2010, there was $3,899,224 of total unrecognized compensation cost related to non-vested share-based compensation awards, which is expected to be recognized over a weighted-average period of 1.55 years.

MECOX LANE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In U.S. dollars, except number of shares)

8.	SHARE-BASED COMPENSATION (Continued)

2008 Stock Option Plan (Continued)

There were no options exercised for the six-month periods ended June 30, 2009 and 2010.

The following table summarizes information regarding option grants during the six-month period ended June 30, 2009:

Grant date	Shares	Exercise price	Fair value of ordinary shares	Aggregate Intrinsic value
February 19, 2009	26,675,037	$0.23	$0.22	$—

The fair value of the underlying ordinary shares was determined by the Group using generally accepted valuation methodologies, including the discounted cash flow approach, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group.

9.	EMPLOYEE RETIREMENT BENEFIT

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $1,153,735, and $2,025,876 for the six-months ended June 30, 2009 and 2010, respectively.

10.	INCOME TAX EXPENSE

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with ASC 740-270.As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The effective tax rate for the six-month periods ended June 30, 2009 and 2010 was 21.0% and 18.2%, respectively.

MECOX LANE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In U.S. dollars, except number of shares)

11.	EARNINGS PER SHARE

Basic and diluted net income attributable to the Group’s preferred and ordinary shareholders per share for the six-month periods ended June 30, 2009 and 2010 are as follows:

	Six-month Periods Ended June 30,
	2009	2010
Numerator:
Net income allocated to ordinary shareholders—basic	2,527,914	1,575,993
Net income allocated to preferred shareholders	1,529,595	951,214

Net income available to Mecox Lane Limited shareholders—diluted	4,057,509	2,527,207

Denominator:
Weighted average ordinary shares—basic	205,381,732	205,381,732
—weighted average preference shares	123,961,260	123,961,260
—dilutive effect of share options	1,706,999	31,994,131

Weighted average ordinary shares—diluted	331,049,991	361,337,123

Basic earnings per ordinary share	$0.01	$0.01

Diluted earnings per ordinary share	$0.01	$0.01

For the six-month periods ended June 30, 2009 and 2010, the Group had 57,375,037 and nil share options which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

12.	SEGMENT REPORTING

The Group has three major product distribution channels, online platform, directly operated stores and franchised stores, which constitute three operating segments. The Group’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results of these three channels to make decisions about allocating resources and assessing performance for the entire Group. Hence, the Group operates and manages its business in three reportable segments. The Group does not allocate expenses below segment gross profit since both channels share the same executive team, logistics center, occupancy expenses, marketing department, information technology infrastructures, human resources & finance department.

MECOX LANE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In U.S. dollars, except number of shares)

12.	SEGMENT REPORTING (Continued)

Net revenues, cost of goods sold and gross profit attributable to the different segments are as follows:

	Online platform	Directly operated Stores	Franchised Stores	Total
	$	$	$	$
Six-month period ended June 30, 2009
Net revenues	58,237,545	15,644,376	2,426,160	76,308,081
Cost of goods sold(1)	33,105,160	6,693,313	1,441,588	41,240,061

Gross profit	25,132,385	8,951,063	984,572	35,068,020

Selling, general and administrative expenses				28,549,879
Depreciation and amortization				1,570,432
Other income, net				(40,314)

Income from operations				4,988,024
Interest income				148,062

Income before income taxes				5,136,086

Six-month period ended June 30, 2010
Net revenues	84,781,633	15,991,464	7,260,572	108,033,669
Cost of goods sold(1)	48,649,793	7,161,345	4,537,894	60,349,032

Gross profit	36,131,840	8,830,119	2,722,678	47,684,637

Selling, general and administrative expenses				42,580,146
Depreciation and amortization				2,312,774
Other income, net				(159,336)

Income from operations				2,951,053
Interest income				138,442

Income before income taxes				3,089,495

(1)	Segment cost of goods sold and gross profit reviewed by the chief operating decision maker excludes depreciation and amortization.

The Group’s net revenues are all generated from customers in the PRC. Accordingly, no geographical segments are presented. Net revenues by each group of similar products are as follows:

	For the Six-month Periods Ended June 30,
	2009	2010
	$	$
Apparel and accessories	54,708,348	80,547,925
Home products	10,154,142	12,744,639
Healthcare products	11,201,806	14,544,110
Others	243,785	196,995

Total net revenues	76,308,081	108,033,669

The Group operates in PRC and substantially all of the Group’s long-lived assets are located in the PRC.

MECOX LANE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In U.S. dollars, except number of shares)

13.	RELATED PARTY TRANSACTIONS

For the six-month periods ended June 30, 2009 and 2010, the Group recorded advertising expense of $nil, and $196,637, respectively, for services received from Allyes Information Technology Ltd. (“Allyes”), an affiliate of which Neil Shen, the Group’s chairman of the board is a director. The amount due to Allyes was $175,741 and $194,100 as of December 31, 2009 and June 30, 2010.

14.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group has operating lease agreements for company-owned stores, warehouses and offices. Future minimum lease payments under non-cancellable operating lease agreements at June 30, 2010 are as follows:

$
July 1, 2010 to December 31, 2010	4,223,486
2011	4,351,918
2012	1,885,976
2013	1,237,973
2014	242,833

11,942,186

The Group is obligated to pay additional rentals that are contingent on the sales of certain of its retail stores. Such rentals are expensed as incurred and have not been included above as such amounts cannot be determined until the contingencies have been resolved. Rental expenses were $4,418,614 and $5,134,822 for the six-month periods ended June 30, 2009 and 2010, respectively, of which $730,120 and $732,736 were contingent rentals, respectively.

Capital commitment

As of June 30, 2010, the Group had contracted for capital expenditures of $58,181. Such amounts are expected to be incurred during the six-month period ended December 31, 2010.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on its business or financial condition.

mecoxlane 麦考林

Apparel, Footwear & Accessories
RAMPAGE

EUROMODA
欧梦达

11,742,857 American Depositary Shares

Mecox Lane Limited

Representing 82,199,999 Ordinary Shares

Credit Suisse	UBS Investment Bank

Oppenheimer & Co.	Roth Capital Partners